

Bank of America Corporation

2016
Proxy Statement

Annual Meeting of Stockholders

March 17, 2016

Dear Fellow Stockholders:

We cordially invite you to attend the 2016 Annual Meeting of Stockholders, to be held April 27, 2016 at 10:00 a.m., local time, at the Hilton Charlotte Center City, 222 East Third Street, Charlotte, North Carolina.

At the meeting we will discuss and vote on the matters described in the notice and proxy statement. I also will provide a report on our company's strategy and performance.

On behalf of our Board of Directors, I would like to thank Charles K. Gifford, who is retiring as a director, for his years of service and contributions. Mr. Gifford is the former Chairman of our Board and serves as chair of our Board's Credit Committee. We have greatly benefited from his judgment and experience.

Your vote is important; please read the documents with care and follow the voting instructions to ensure your shares are represented at the meeting. We look forward to your participation.

Sincerely,



Brian T. Moynihan
Chairman and Chief Executive Officer

Notice of 2016 Annual Meeting of Stockholders

Date: April 27, 2016

Time: 10:00 a.m., local time

Place: Hilton Charlotte Center City
222 East Third Street, Charlotte, North Carolina 28202

Matters to be voted on:

- Electing the 13 directors named in the proxy statement
- A proposal approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)
- A proposal ratifying the appointment of our independent registered public accounting firm for 2016
- A stockholder proposal, if it is properly presented at our annual meeting
- Any other business that may properly come before our annual meeting

Record date: Bank of America stockholders as of the close of business on March 2, 2016 will be entitled to vote at our annual meeting and any adjournments or postponements of the meeting.

Your vote is very important. Please submit your proxy as soon as possible by the Internet, telephone, or mail. Submitting your proxy by one of these methods will ensure your representation at the annual meeting regardless of whether you attend the meeting. Please refer to the following page for information on how to vote your shares and attend our annual meeting.

By order of the Board of Directors,



Ross E. Jeffries, Jr.
Corporate Secretary
March 17, 2016

**Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to Be Held on April 27, 2016:
Our Proxy Statement and 2015 Annual Report to Stockholders are available at**
http://investor.bankofamerica.com

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the proxy statement or in our corporate governance documents published on our website at http://investor.bankofamerica.com. We encourage you to read the proxy statement in its entirety before voting.

VOTING YOUR SHARES

Your vote is important. Please exercise your right as a stockholder and submit your proxy as soon as possible.

You may vote if you were a stockholder as of the close of business on March 2, 2016. Stockholders may vote in person at the meeting or submit a proxy by the Internet, telephone, or mail as follows:



VIA THE INTERNET
www.investorvote.com/bac
(for registered holders)

www.proxyvote.com
(for beneficial owners)



BY MAIL
Complete, sign, date, and return your proxy card in the envelope provided



BY TELEPHONE
Call the phone number located on the top of your proxy card



IN PERSON
Attend our annual meeting and vote by ballot

If you submit your proxy via the Internet or by telephone, you do not need to return your proxy card by mail.

Proposals for Your Vote	Board Voting Recommendation	Page
Proposal 1: Electing Directors	**FOR** each nominee	1
Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)	**FOR**	29
Proposal 3: Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2016	**FOR**	58
Proposal 4: Stockholder Proposal	**AGAINST**	60

See "Voting and Other Information" on page 63 for more information on voting your shares.

ANNUAL MEETING ADMISSION

Annual meeting admission is limited to our registered and beneficial stockholders as of the record date and persons holding valid proxies from stockholders. Admission to our annual meeting requires proof of your stock ownership as of the record date and valid, government-issued photo identification. Security measures may include bag, metal detector, and hand-wand searches. The use of cameras, recording devices, phones, and other electronic devices is strictly prohibited. See "Attending our Annual Meeting" on page 65.

2015 FINANCIAL AND OPERATING PERFORMANCE

Over the past several years, our company has undergone a strategic transformation. We have followed a strategy to simplify the company, rebuild our capital and liquidity, and invest in our company and our capabilities.

At the core of our strategy is the commitment we made to a clear purpose: to make financial lives better by connecting those we serve to the resources and expertise they need to achieve their goals. This is what drives us.

Bank of America has a straightforward model serving individual consumers, businesses of all sizes, and institutions. We made almost $16 billion in 2015 and returned nearly $4.5 billion to stockholders. We must build on that by growing within our stated risk limits, sustained by disciplined business practices and governance, by investing in our communities, and by being the best place to work for our employees.

– Brian Moynihan, Chairman and CEO

2015 Company Performance

Earned net income of $15.9 billion in 2015, versus $4.9 billion in 2014

Achieved record capital and liquidity levels
Tangible Common Equity of $162 billion, increased by $10.4 billion[1]; Global Excess Liquidity Sources at $504 billion

Tangible book value per share increased 8% to $15.62[1]

Continued focus on expenses while investing in growth
Excluding litigation, noninterest expense down 5%[1]

Improved/increased client and customer activity in all areas, including: business referrals (increased 19% to 5 million); total loans (grew nearly $22 billion); and deposits (increased $78 billion)

Strong asset quality discipline drove continued low levels of net charge-offs and declines in delinquencies and nonperforming loans

$4.5 billion returned to common stockholders through repurchases and dividends

Consumer Banking



Best U.S. Consumer Franchise

#1 retail deposit market share[2]

Global Wealth & Investment Management



Top Wealth Management Brands

#1 U.S. wealth management market position across client assets, deposits, and loans[3]

Global Banking



Strong Global Banking Presence

#3 in Global Investment Banking fees[4]

Global Markets



Leader in Research

#1 global research team five years in a row[5]

Total Stockholder Return[6]



See "Compensation Discussion and Analysis" on page 29 and our 2015 annual report.

(1) Not a financial measure under generally accepted accounting principles (GAAP). On a GAAP basis, common shareholders' equity was $233.9 billion and increased by $9.8 billion; book value per share increased 6% to $22.54; and noninterest expense was down 24%.
(2) Source: SNL Branch data. U.S. retail deposit market share based on June 2015 FDIC deposit data, adjusted to remove commercial balances.
(3) Source: Competitor 3Q15 earnings releases.
(4) Source: Dealogic, as of January 5, 2016, for the quarter ended December 31, 2015.
(5) Source: Institutional Investor magazine.
(6) As of December 31, 2015. See page 42 for a list of the companies in our primary competitor group. "G-SIBs" are global systematically important banks designated by the Financial Stability Board as of November 3, 2015.

COMPENSATION HIGHLIGHTS

Pay-for-Performance Compensation Philosophy

Our compensation philosophy ties our executive officers' pay to company, line of business, and individual performance over the short and long term. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time that we believe aligns executive officer and stockholder interests. A majority of total variable compensation granted to named executive officers is deferred equity-based awards, further encouraging long-term focus on generating sustainable results for our stockholders.

> *Our Compensation and Benefits Committee oversees a robust compensation risk management process that supports our enterprise risk management objectives through multiple checks and balances. We are focused on pay-for-performance, guided by our company's strategy of responsible growth.*
>
> *– Monica Lozano, Chair*
> *Compensation and Benefits Committee*

2015 Compensation Decisions for the CEO

For performance year 2015, the Compensation and Benefits Committee and the Board's independent directors determined the following compensation for our CEO, in recognition of his individual performance and the overall performance of our company:

- Total compensation, inclusive of base salary and equity-based incentives, of $16 million

- All CEO variable compensation awarded in equity (as it has been since 2010). Half of the CEO's variable compensation was awarded in the form of performance restricted stock units (PRSUs). For PRSUs to have value, they must be re-earned by our company achieving specific performance goals over a three-year period (2016-2018)

- The remainder of the CEO's variable pay was awarded as 30% cash-settled restricted stock units (CRSUs) and 20% time-based restricted stock units (TRSUs)



2015 CEO Variable Pay Mix

Compensation Risk Management
- Mix of fixed and variable pay
- Balanced, risk-adjusted performance measures
- Pay-for-performance process that allocates individual awards based on actual results and how results were achieved
- Review of feedback from independent control functions in performance evaluations and compensation decisions
- Deferral of a majority of variable pay through equity-based awards
- Use of multiple clawback and cancellation features for equity-based awards

Historical Say on Pay Votes

Our Compensation and Benefits Committee believes the results of last year's Say on Pay vote affirmed our stockholders' support of our company's executive compensation program. This informed our decision to maintain a consistent overall approach in setting executive compensation for 2015.



See "Compensation Discussion and Analysis" on page 29 and "Executive Compensation" on page 44.

CORPORATE GOVERNANCE HIGHLIGHTS

Thoughtful, Interconnected Practices Strengthen Our Board's Effectiveness

In recent years, the Board has implemented a number of measures to improve Board composition, oversight, and effectiveness.

> *Our Board regularly reviews management's strategy to create long-term value for stockholders and the progress our company is making. I've spent a great deal of time in 2015 and 2016 meeting with many of our investors. This engagement has been instructive to our Board as we continue to drive our company's progress and add value to your investment. You are represented by a strong, independent Board with diversity of experience and perspective, and we welcome further dialogue with you.*
>
> ***–Jack Bovender, Lead Independent Director***

Enhanced Director Recruitment

- Our Board is committed to regular renewal and refreshment; our Board has continuously enhanced the director recruiting and selection process, giving us a robust and diverse pipeline of candidates. See page 2

- Our Board's rigorous on-boarding and director education processes complement this enhanced recruitment process. See page 14



Thoughtful Self-Evaluation

- Our Board and committees conduct intensive and thoughtful annual self-assessments. Our directors provide feedback annually on Board effectiveness, focusing each year on particular areas such as Board composition, culture, focus, and process. See page 14

- Our Board regularly assesses its optimal leadership structure. See page 12

- Our Board is informed by input from stockholders. See page 15

Active Independent Oversight

- Our Lead Independent Director's well-defined duties are set forth in our Corporate Governance Guidelines and extend well beyond those of a traditional lead director. See page 13

- Our non-management directors (including all independent directors) meet in executive session at each regularly scheduled Board meeting and held 13 such executive sessions in 2015. See page 21

- Our Board reviews CEO and senior management succession and development plans at least annually, and assesses candidates during Board and committee meetings and in less formal settings. See page 18

Governance Enhancements Informed by Stockholder Input



Our Board and management are committed to engaging with our stockholders. In 2015, our Board and management met with many of our major stockholders, soliciting their input on important performance, governance, compensation, and other matters. This process has led to governance enhancements that our Board believes are in the best interests of our company and our stockholders. See page 16.

Key Statistics about Our Director Nominees					
5.4 years average tenure, below the 8.5 year S&P 500 average[1]	**8** new independent director nominees since 2012	**92%** are independent	**31%** are female	**62%** have CEO experience	**38%** have senior executive experience at financial institutions

(1) Our director nominees' average tenure is calculated as of our annual meeting date; source for S&P 500 average: 2015 Spencer Stuart Board Index.

RESPONSIBLE SUSTAINABLE GROWTH: ENVIRONMENTAL, SOCIAL, AND GOVERNANCE HIGHLIGHTS

We define sustainable growth through an environmental, social, and governance (ESG) framework, ensuring that we are growing the right way—from business policies and practices, to the way we treat our employees and manage our company.

Our ESG Committee, which is composed of members of senior management from every business line and support function, oversees our efforts in this area and routinely provides ESG reports to our Board's Corporate Governance Committee. In 2015, our ESG performance was recognized by the Dow Jones Sustainability Index, where we were named to the World and North American Indices.

> *Our Corporate Governance Committee oversees our company's ESG activities. We are very proud of the way the company integrates ESG into our business operations. It is not just an add-on or solely philanthropic—it is core to our company's values, it is profitable, and it makes tremendous sense for our stockholders.*
>
> ***– Tom May, Chair***
> ***Corporate Governance Committee***

In addition to the corporate governance highlights summarized on the prior page, our recent ESG accomplishments include:



- Continued to foster a diverse and inclusive environment—more than 50% of our global workforce is female and more than 40% of our U.S.-based workforce is from a racially or ethnically diverse background
- Began offering free FICO credit scores for online banking customers who have a Bank of America credit card. This further strengthens our existing suite of responsible financial products
- Continued our leadership as the largest investor in Community Development Financial Institutions, with over $1.2 billion in credit extended
- Continued to deliver local economic growth and development through more than $2 billion in spending with diverse suppliers



- Increased our environmental business initiative to provide $125 billion to low-carbon and other environmental businesses by 2025, including the continued growth of our Catalytic Finance Initiative and investments in clean energy projects around the globe
- Issued our second Green Bond in a $600 million offering, and continued our role as the leading underwriter of Green Bonds in the industry
- Reduced our greenhouse gas emissions by roughly one-third and our water consumption by more than 25% since 2010, as part of our overall focus on reducing the environmental impact of our operations

In 2016, we will continue to demonstrate our commitment to transparency by:

- Publishing a Business Standards Report about our corporate governance, our risk management and control functions, and how our relationships with customers and key stakeholders are deepening in ways that are unique to Bank of America

- Publishing an Environmental and Social Risk Framework that details how we identify, measure, monitor, and control risks related to environmental and social issues

See "ESG Initiatives: Focus on Responsible, Sustainable Growth" on page 17.

TABLE OF CONTENTS

1	**Proposal 1: Electing Directors**
2	Identifying and Evaluating Director Candidates
3	Our Director Nominees
11	**Corporate Governance**
11	Our Board of Directors
11	Director Independence
12	Board Leadership
14	Board Evaluation
14	Director Education
15	Stockholder Engagement
16	Governance Enhancements Informed by Stockholder Input
16	Communications with Our Board
17	ESG Initiatives: Focus on Responsible, Sustainable Growth
18	CEO and Senior Management Succession Planning
18	Board Oversight of Risk
19	Compensation Governance and Risk Management
21	Board Meetings, Committee Membership, and Attendance
22	Additional Information
23	**Related Person and Certain Other Transactions**
24	**Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners**
25	**Section 16(a) Beneficial Ownership Reporting Compliance**
26	**Director Compensation**

29	**Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)**
29	**Compensation Discussion and Analysis**
30	Executive Summary
31	2015 Company & Line of Business Performance
33	Executive Compensation Program Features
36	Compensation Decisions and Rationale
41	Other Compensation Topics
43	**Compensation and Benefits Committee Report**
44	**Executive Compensation**
44	Summary Compensation Table
47	Grants of Plan-Based Awards Table
50	Year-End Equity Values and Equity Exercised or Vested Table
52	Pension Benefits Table
54	Nonqualified Deferred Compensation Table
55	Potential Payments upon Termination or Change in Control
58	**Proposal 3: Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2016**
59	Audit Committee Pre-Approval Policies and Procedures
59	**Audit Committee Report**
60	**Proposal 4: Stockholder Proposal**
63	**Voting and Other Information**
A-1	**Appendix A: Reconciliation of GAAP and Non-GAAP Financial Measures**

PROXY STATEMENT

We are providing or making available this proxy statement to solicit your proxy to vote on the matters presented at our annual meeting. We commenced providing and making available this proxy statement on March 17, 2016. Our Board requests that you submit your proxy by the Internet, telephone, or mail so that your shares will be represented and voted at our annual meeting.

INTERNET AVAILABILITY OF PROXY MATERIALS

We mailed or emailed to most of our stockholders a Notice of Internet Availability of our proxy materials with instructions on how to access our proxy materials over the Internet and how to vote. If you are a registered stockholder and would like to change the method of delivery of your proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078; Toll free: 800-642-9855; or at *www.computershare.com/bac*. You may do the same as a beneficial stockholder by calling the bank, broker, or other nominee where your shares are held.

PROPOSAL 1: ELECTING DIRECTORS

Our Board is presenting 13 nominees for election as directors at our annual meeting. Other than Mr. Woods, who is a new nominee identified by a third-party search firm, all nominees currently serve as directors on our Board and were elected by you at our 2015 annual meeting. After more than a decade of valuable service, Charles K. Gifford will retire at our annual meeting. Each director elected at the meeting will serve until our 2017 annual meeting or until a successor is duly elected and qualified. Each director nominee has consented to being named in this proxy statement and to serve as a director if elected. If any nominee is unable to stand for election for any reason, the shares represented at our annual meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size.

Nominee/Principal Occupation	Age	Director Since	Independent	Other Public Company Boards	Bank of America Corporation Board Committee				
					Audit	Compensation and Benefits	Corporate Governance	Credit	Enterprise Risk
Sharon L. Allen Former Chairman, Deloitte LLP	64	2012	Yes	1	C		M		
Susan S. Bies Former Member, Board of Governors of the Federal Reserve System	68	2009	Yes	None	M				M
Jack O. Bovender, Jr. Lead Independent Director, Bank of America Corporation; Former Chairman and CEO, HCA Inc.	70	2012	Yes	None			M		
Frank P. Bramble, Sr. Former Executive Officer, MBNA Corporation	67	2006	Yes	None			M		C
Pierre J.P. de Weck Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG	65	2013	Yes	None	M	M			
Arnold W. Donald President and CEO, Carnival Corporation and Carnival plc	61	2013	Yes	2		M		M	
Linda P. Hudson Chairman and CEO, The Cardea Group, LLC; Former President and CEO, BAE Systems, Inc.	65	2012	Yes	2		M		M	
Monica C. Lozano Former Chairman, US Hispanic Media Inc.	59	2006	Yes	1	C			M	
Thomas J. May Chairman, President, and CEO, Eversource Energy	69	2004	Yes	1			C		M
Brian T. Moynihan Chairman of the Board and CEO, Bank of America Corporation	56	2010	No	None					
Lionel L. Nowell, III Former SVP and Treasurer, PepsiCo, Inc.	61	2013	Yes	3	M		M		
Thomas D. Woods Former Vice Chairman and SEVP, Canadian Imperial Bank of Commerce	63	—	Yes	None					
R. David Yost Former CEO, AmerisourceBergen Corporation	68	2012	Yes	2	M	M			
Number of Meetings Held in 2015[1]				Board: 21	14	7	9	10	13

C = Chair; M = Member

(1)   In addition to the number of formal meetings reflected above, from time to time the Board and/or its committees also held educational and/or informational sessions.

IDENTIFYING AND EVALUATING DIRECTOR CANDIDATES

Our Board believes our directors should have the qualifications, skills, personal qualities, and diversity of backgrounds that, when taken together, best serve our company and our stockholders. These individuals should possess personal integrity and character, demonstrated management and leadership ability, have extensive experience within our industry and across sectors, and be able to exercise their sound and independent judgment in a collegial manner.

Our Board views diversity as a priority and seeks representation across a range of attributes, including race, gender, ethnicity, and professional experience, and regularly assesses our Board's diversity when identifying and evaluating director candidates. Our Corporate Governance Committee follows applicable regulations in ensuring our Board includes members who are independent, possess financial literacy and expertise, and have experience in identifying, assessing, and managing risk exposures and/or understanding of risk management principles, policies, and practices.

Core Attributes
• High Personal Integrity
• Strong Business Judgment
• Demonstrated Achievement in Public or Private Sectors
• Proven Leadership and Management Ability
• Dedicated; Able to Devote Necessary Time to Oversight Duties and Represent Stockholders' Interests
• Free of Potential Conflicts of Interests
• Collegial Manner

Our Board seeks directors whose complementary knowledge, experience, and skills provide our company with a broad range of perspectives and leadership expertise in financial services and other highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, risk management and financial controls, corporate governance and public policy, and other areas important to our company's strategy and oversight. This effort is embodied in our current Board composition and by our 13 director nominees. See "Our Director Nominees" on the following page.

Given our Board's commitment to regular renewal and refreshment, our Corporate Governance Committee is responsible for recommending director candidates to our Board for nomination. Candidates may be proposed by directors, management, third-party search firms, and our stockholders. The Committee considers candidates whose attributes and qualifications are additive to our overall Board composition. The Committee regularly reviews our Board's mix of directors and their experiences and considers the qualifications of candidates.

As part of this director recruitment process, the Committee has developed and is regularly reviewing a "pipeline" of director talent to consider for Board renewal and refreshment. The pool of candidates identified by the search firms is periodically refreshed to reflect currently available director talent and the Committee's review and feedback. In 2015, the Committee used two external search firms to present candidates having professional experience aligned with criteria the Committee specified and with the experiential diversity needs our Board identified in its 2014 and 2015 self-assessments. See "Board Evaluation" on page 14 for additional information on our Board's self-evaluation process.

The Committee has an established process for evaluating director candidates that it follows regardless of who recommends a candidate for consideration. Through its process, the Committee reviews available information regarding each candidate, including qualifications, experience, skills, and integrity, as well as race, gender, and ethnicity. The Committee also confirms the candidate's independence and absence of conflicts. In addition, the Committee adheres to our Corporate Governance Guidelines, which provide that a director who has reached the age of 72 shall not be nominated for initial election to our Board. However, the Board may nominate such an individual for re-election if, in light of circumstances at the time, it finds such nomination to be in the best interests of our company and its stockholders. Our director selection process has been reviewed and acknowledged by our primary bank regulators.

Any stockholder who wishes to recommend a director candidate for consideration by our Corporate Governance Committee must submit a written recommendation to the Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. For our 2017 annual meeting of stockholders, the Committee will consider recommendations received by October 15, 2016. The recommendation must include the information set forth in our Corporate Governance Guidelines, which are published on our website at *http://investor.bankofamerica.com*.

OUR DIRECTOR NOMINEES

Our Board selected our 13 director nominees based on their high caliber and diverse array of expertise, experience, and leadership skills, and the belief that each can make substantial contributions to our company.

Range of Qualifications and Skills Represented by Our Nominees	
• Audit/Financial Reporting	• Cybersecurity Risk Management
• Financial Services Experience	• Succession Planning
• Strategic Planning	• Business Development
• Operational Risk Management	• Risk Management
• Marketing and Retail Distribution	• Global Perspective
• Leadership of Complex, Highly Regulated Businesses	• Public Company Board Service
• Consumer, Corporate, and Investment Banking	• Government, Public Policy, and Regulatory Affairs
• Corporate Governance	• Environmental, Social, and Governance (ESG)

Our nominees:

- are seasoned leaders who have held leadership positions in complex, highly regulated businesses (including banks and other financial services organizations) and with our primary regulator, and management roles as chief executives and in the areas of risk, operations, finance, technology, and human resources

- bring deep and diverse experience in public and private companies, financial services, the public sector, nonprofit organizations, and other domestic and international businesses

- are experienced in regulated, non-financial services industries, adding to our Board's understanding of overseeing a business subject to governmental oversight, and enhancing the diversity of our Board with valuable insights and fresh perspectives that complement those of our directors with specific experience in banking or financial services

- represent diverse viewpoints

- strengthen our Board's oversight capabilities by having varied lengths of tenure that provide historical and new perspectives about our company

Of our 13 nominees:

- **10** have international experience
- **8** have CEO experience
- **5** have senior executive experience at financial institutions
- **8** serve or have served on another U.S. public company board in the last five years
- **2** are African-American, **1** is Hispanic, and **4** are women

Our Board believes, in totality, that this mix of attributes among the nominees strengthens our Board's independent leadership and effectiveness in light of our company's businesses, our industry's operating environment, and our company's long-term strategy.

> **Our Board recommends a vote "FOR" each of the nominees**
> **listed below for election as a director (Proposal 1).**

Set forth below are each nominee's name, age as of our annual meeting date, principal occupation, business experience, and U.S. public company directorships held during the past five years. We also discuss the qualifications, attributes, and skills that led our Board to nominate each for election as a Bank of America director.



SHARON L. ALLEN
Age 64

Director since
August 2012

Former Chairman, Deloitte

Other Public Company Directorships
Current: First Solar, Inc.

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:
- Ms. Allen's responsibility for audit and consulting services in various positions with Deloitte LLP (Deloitte) provide her with extensive **audit, financial reporting, and corporate governance** experience
- Her leadership positions with Deloitte give her **broad management experience with large, complex businesses** and an **international perspective on risk management and strategic planning**

Professional Highlights:
- From 2003 until her retirement in 2011, Ms. Allen served as Chairman of Deloitte, a firm that provides audit, consulting, financial advisory, risk management, and tax services as the U.S. member firm of Deloitte Touche Tohmatsu Limited
  - She worked at Deloitte for nearly 40 years in various leadership roles, including partner and regional managing partner
  - She was responsible for audit and consulting services for a number of Fortune 500 and large private companies
  - She was also a member of the Global Board of Directors, Chair of the Global Risk Committee, and U.S. representative on the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to 2011
- Ms. Allen serves on the board of a food and drug retailer seeking to become a public company under the name Albertsons Companies, Inc.

Other Leadership Experience and Service:
- Ms. Allen is a current director and former Chair of the National Board of Directors of the YMCA of the USA, a leading nonprofit organization for youth development, healthy living, and social responsibility
- She served as Chair of the Audit Committee and as a board member of Catalyst Inc., a leading nonprofit organization dedicated to expanding opportunities for women and business
- She was appointed by President George W. Bush to the President's Export Council



SUSAN S. BIES
Age 68

Director since June 2009

Former Member, Board of Governors of the Federal Reserve System

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- Ms. Bies's role as a Federal Reserve System Governor and her tenure with First Tennessee National Corporation (First Tennessee) provide her with deep experience in **risk management, consumer banking, and financial regulation**. In particular, Ms. Bies focused on **enterprise financial and risk management** during her career with First Tennessee and further developed her **regulatory expertise** by serving on the Financial Accounting Standards Board (FASB) Emerging Issues Task Force
- Her **experience working at a primary regulator of our industry**, along with her other regulatory and public policy experience, gives her a unique and valuable perspective relevant to our company's business, **financial performance**, and **risk oversight**
- She brings an **international perspective** through her service on the boards of Zurich Insurance Group Ltd. (Zurich Insurance) and Merrill Lynch International (MLI)

Professional Highlights:

- Ms. Bies has served as a Senior Advisory Board Member to Oliver Wyman Group, a management consulting subsidiary of Marsh & McLennan Companies, Inc., since February 2009
- She served as a member of the Board of Governors of the Federal Reserve System from 2001 to 2007. During her service, Ms. Bies was Chairwoman of the Committee on Supervisory and Regulatory Affairs; she also represented the Federal Reserve Board on the Financial Stability Board and led the Federal Reserve Board's efforts to modernize the Basel capital accord
- Ms. Bies served as a member of the FASB Emerging Issues Task Force from 1996 to 2001
- Ms. Bies held various leadership roles, including Executive Vice President of Risk Management, Auditor, and Chief Financial Officer at First Tennessee, a regional bank holding company where she was employed from 1979 to 2001. At First Tennessee, she also served as Chair of the Asset Liability Management and the Executive Risk Management Committees
- Ms. Bies currently serves as a director of Zurich Insurance, where she chairs the Risk Committee
- Ms. Bies chairs the board of our U.K. broker-dealer, MLI
- She began her career as a regional and banking structure economist at the Federal Reserve Bank of St. Louis



JACK O. BOVENDER, JR.
Age 70

Director since August 2012

Lead Independent Director, Bank of America Corporation; Former Chairman and Chief Executive Officer, HCA Inc.

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As a former Chairman, Chief Executive Officer, President, and Chief Operating Officer of HCA Inc. (HCA), Mr. Bovender has **extensive experience leading a large, regulated, complex business**
- Mr. Bovender's experience with HCA and service on the Board of Trustees of Duke University, including as former Chair of its Audit Committee, provide him with insight into **risk management, operational risk, and strategic planning**, and valuable perspective on **corporate governance** issues

Professional Highlights:

- Mr. Bovender served as Chairman of HCA, the largest investor-owned hospital, and a Fortune 100 company owning and operating hospitals and surgery centers, from January 2002 to December 2009, and was Chief Executive Officer from January 2001 to January 2009. During his tenure at HCA, he also served as President and Chief Operating Officer
- Mr. Bovender began his career in hospital administration in the U.S. Navy

Other Leadership Experience and Service:

- Mr. Bovender is Vice Chair of the Duke University Board of Trustees and previously served as Chair of its Audit Committee
- He also serves on the Duke University Healthcare System's Board of Directors



FRANK P. BRAMBLE, SR.
Age 67

*Director since
January 2006*

Former Executive Officer,
MBNA Corporation

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:
- Mr. Bramble brings **broad-ranging financial services experience, international experience, and historical insight** to our Board, having held leadership positions at two financial services companies acquired by our company (MBNA Corporation, acquired in 2006, and MNC Financial Inc., acquired in 1993)
- As a former executive officer of one of the largest credit card issuers in the U.S. and a major regional bank, he has dealt with a wide range of issues important to our company, including **risk management, credit cycles, sales and marketing to consumers, and audit and financial reporting**

Professional Highlights:
- Since July 2014, Mr. Bramble has served as Chairman of the Board of Trustees of Calvert Hall College High School (Baltimore, MD), where he served as Interim President from July 2013 to June 2014
- Mr. Bramble served as Vice Chairman, from July 2002 to April 2005, and advisor to the Executive Committee, from April 2005 to December 2005, of MBNA Corporation, a financial services company acquired by Bank of America in January 2006
- He previously served as the Chairman, President, and Chief Executive Officer at Allfirst Financial, Inc., MNC Financial Inc., Maryland National Bank, American Security Bank, and Virginia Federal Savings Bank
- Mr. Bramble also served as a director, from April 1994 to May 2002, and Chairman, from December 1999 to May 2002, of Allfirst Financial, Inc. and Allfirst Bank, U.S. subsidiaries of Allied Irish Banks, p.l.c.
- He began his career as an audit clerk at the First National Bank of Maryland

Other Leadership Experience and Service:
- He is an emeritus member of the Board of Visitors of Towson University, where he was also a lecturer in accounting from 2006 to 2008



PIERRE J.P. DE WECK
Age 65

*Director since
July 2013*

Former Chairman and
Global Head of Private
Wealth Management,
Deutsche Bank

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:
- Mr. de Weck's experience as an executive with UBS AG (UBS) and Deutsche Bank AG (Deutsche Bank) provides him with **extensive knowledge of the global financial services industry**
- As a former Chairman and Global Head of Private Wealth Management and member of the Group Executive Committee of Deutsche Bank, Mr. de Weck has broad experience in **risk management and strategic planning** and brings a valuable **international perspective** to our company's business activities
- Mr. de Weck's service as Chief Credit Officer of UBS provides him with further **credit risk management** experience

Professional Highlights:
- Mr. de Weck served as the Chairman and Global Head of Private Wealth Management and as a member of the Group Executive Committee of Deutsche Bank from 2002 to May 2012
- Prior to joining Deutsche Bank, Mr. de Weck served on the Management Board of UBS from 1994 to 2001, as Head of Institutional Banking from 1994 to 1997, as Chief Credit Officer and Head of Private Equity from 1998 to 1999, and as Head of Private Equity from 2000 to 2001
- He also held various senior management positions at Union Bank of Switzerland, a predecessor firm of UBS, from 1985 to 1994



ARNOLD W. DONALD
Age 61

*Director since
January 2013*

President and Chief
Executive Officer, Carnival

**Other Public Company
Directorships**
Current: Carnival, Crown
Holdings, Inc.

Past Five Years: Oil-Dri
Corporation of America,
The Laclede Group, Inc.

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As President and Chief Executive Officer of Carnival Corporation and Carnival plc (Carnival), as a former senior executive at Monsanto Company (Monsanto), and as the former Chairman and Chief Executive Officer of Merisant Company (Merisant), Mr. Donald has extensive experience in **strategic planning and operations in regulated, consumer, retail, and distribution businesses**
- His board service with public companies gives him experience with **risk management, global operations, and regulated businesses**
- His experience heading The Executive Leadership Council and the Juvenile Diabetes Research Foundation International gives him a distinct perspective on **governance matters, social responsibility, and diversity**

Professional Highlights:

- Mr. Donald has been President and Chief Executive Officer of Carnival, a cruise and vacation company, since July 2013
- Mr. Donald previously served as President and Chief Executive Officer from November 2010 to June 2012 of The Executive Leadership Council, a nonprofit organization providing a professional network and business forum to African-American executives at major U.S. companies
- Mr. Donald was President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International from January 2006 to February 2008
- From 2000 to 2003, Mr. Donald served as Chairman and Chief Executive Officer of Merisant, a privately held global manufacturer of tabletop sweeteners, and he remained Chairman until 2005
- He joined Monsanto in 1977, where over his 20-year tenure he held several senior leadership positions with global responsibilities including President of its Agricultural Group and President of its Nutrition and Consumer Sector

Other Leadership Experience and Service:

- Mr. Donald was appointed by President Clinton and re-appointed by President George W. Bush to the President's Export Council



LINDA P. HUDSON
Age 65

*Director since
August 2012*

Chairman and Chief
Executive Officer,
The Cardea Group, LLC;
Former President and
Chief Executive Officer, BAE

**Other Public Company
Directorships**
Current: The Southern
Company, Ingersoll-Rand
plc

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As a former President and Chief Executive Officer of BAE Systems, Inc. (BAE), Ms. Hudson has broad experience in **strategic planning and risk management**
- Further, with her service as an executive director of BAE Systems plc (BAE Systems), Ms. Hudson's experience provides her with **international perspective, geopolitical insights**, and skill as a **leader of a large, international, highly regulated, complex business**
- Ms. Hudson's career in the defense and aerospace industry gives her knowledge of **technology risks** such as **cybersecurity risk**

Professional Highlights:

- Ms. Hudson has served as Chairman and Chief Executive Officer of The Cardea Group, LLC, a management consulting business, since May 2014
- Ms. Hudson served as CEO Emeritus of BAE, a U.S.-based subsidiary of BAE Systems, a global defense, aerospace, and security company headquartered in London, from February 2014 to May 2014, and as President and Chief Executive Officer of BAE from October 2009 until January 2014
- Ms. Hudson served as President of BAE Systems' Land and Armaments operating group, the world's largest military vehicle and equipment business, from October 2006 to October 2009
- Prior to joining BAE, Ms. Hudson worked at General Dynamics Corporation and was President of its Armament and Technical Products business. During her career, she has held various positions in engineering, production operations, program management, and business development for defense and aerospace companies
- She served as a member of the Executive Committee and as an executive director of BAE Systems from 2009 until January 2014. She also served as a member of the Board of Directors of BAE from 2009 to April 2015
- As a director of The Southern Company, Ms. Hudson is a member of the Nuclear/Operations Committee and its Business Security Subcommittee

Other Leadership Experience and Service:

- Ms. Hudson is a member of the Board of Directors of the University of Florida Foundation, Inc. and the University of Florida Engineering Leadership Institute, and a member of the Charlotte Center Executive Board for the Wake Forest University School of Business
- She also is a member of the Board of Directors of the Center for a New American Security, a non-partisan research institute that develops national security and defense policies



MONICA C. LOZANO
Age 59

Director since
April 2006

Former Chairman,
US Hispanic Media Inc.

Other Public Company Directorships
Current: Target Corporation

Past Five Years: The Walt Disney Company

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As the former Chairman and Chief Executive Officer of ImpreMedia LLC (ImpreMedia), a leading Hispanic news and information company, Ms. Lozano provided broad leadership management over areas such as **operations, marketing, and strategic planning**. Ms. Lozano has a **deep understanding of issues that are important** to the Hispanic community, a growing U.S. demographic
- Her public company board service for The Walt Disney Company and her roles with the University of California and the University of Southern California give her board-level experience overseeing large organizations with diversified operations on matters such as **governance, executive compensation, risk management, and financial reporting**
- Ms. Lozano's experience as a member of President Obama's Council on Jobs and Competitiveness also gives her **valuable perspective on important public policy, societal, and economic issues** relevant to our company

Professional Highlights:

- Ms. Lozano served as Chair of the Board of US Hispanic Media Inc., the parent company of ImpreMedia, from June 2014 to January 2016. For ImpreMedia, she served as Chairman from July 2012 to January 2016 and served as Chief Executive Officer from May 2010 to May 2014. She was also Senior Vice President of ImpreMedia from January 2004 to May 2010
- Ms. Lozano served as Publisher of La Opinion, a subsidiary of ImpreMedia and the leading Spanish-language daily newspaper in the country, reaching 2 million readers monthly in print and online, from 2004 to May 2014, and was Chief Executive Officer from 2004 to July 2012

Other Leadership Experience and Service:

- She served as a member of President Obama's Council on Jobs and Competitiveness from 2011 to 2012 and served on President Obama's Economic Recovery Advisory Board from 2009 to 2011
- Ms. Lozano serves as a member of the Board of Regents of the University of California and a member of the US Partnership on Mobility from Poverty, and served as a member of the Board of Trustees of the University of Southern California and as a member of the State of California Commission on the 21st Century Economy



THOMAS J. MAY
Age 69

Director since
April 2004

Chairman, President, and Chief Executive Officer, Eversource Energy

Other Public Company Directorships
Current: Eversource Energy

Past Five Years: NSTAR

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As Chairman, President, and Chief Executive Officer of Eversource Energy, Mr. May has experience with **regulated businesses**, **operations, risk management, business development, strategic planning, and corporate governance matters**, which gives him insight into the issues facing our company's businesses
- Having experience as a Certified Public Accountant, Mr. May brings strong accounting and financial skills, and a professional perspective on **financial reporting** and **enterprise and operational risk management**

Professional Highlights:

- Mr. May became President and Chief Executive Officer of Eversource Energy, one of the nation's largest utilities, serving 3.6 million customers in three states, in April 2012, and has been Chairman since October 2013
- He was the Chairman and Chief Executive Officer of NSTAR, which merged with Northeast Utilities (now known as Eversource Energy), from 1999 to April 2012, and was President from 2002 to April 2012. He also served as Chief Financial Officer and Chief Operating Officer during his tenure at NSTAR
- Mr. May currently serves as a director of Liberty Mutual Holding Company, Inc.



BRIAN T. MOYNIHAN
Age 56

*Director since
January 2010*

Chairman of the Board and Chief Executive Officer, Bank of America Corporation

Other Public Company Directorships
Past Five Years: Merrill Lynch & Co., Inc. (former subsidiary merged into Bank of America Corporation in 2013)

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As our Chief Executive Officer, Mr. Moynihan has **led the transformation of our company** by rebuilding capital and liquidity, streamlining and simplifying our business model to focus on three core customer and client groups, divesting non-core businesses and products, resolving mortgage-related issues from the financial crisis, and reducing core expenses
- Mr. Moynihan has **demonstrated leadership qualities, management capability, knowledge of our business and industry, and a long-term strategic perspective**
- In addition, he has many years of **broad international and domestic financial services experience**, including wholesale and retail businesses

Professional Highlights:

- Mr. Moynihan was appointed Chairman of the Board of Bank of America Corporation in October 2014 and President and Chief Executive Officer in January 2010. Prior to becoming Chief Executive Officer, Mr. Moynihan ran each of our company's operating units



LIONEL L. NOWELL, III
Age 61

*Director since
January 2013*

Former Senior Vice President and Treasurer, Pepsi

Other Public Company Directorships
Current: American Electric Power Company, Inc., Darden Restaurants, Inc., Reynolds American Inc.

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:

- As former Treasurer of PepsiCo, Inc. (Pepsi), Mr. Nowell has **strong financial expertise** and **extensive global perspective in risk management and strategic planning**
- Through his public company board service, he has experience in **governance, financial reporting, and accounting with large international and regulated businesses**
- Mr. Nowell's experience on the advisory board at a large, public university provides him with further **experience with large, complex organizations**

Professional Highlights:

- Mr. Nowell served as Senior Vice President and Treasurer of Pepsi, a leading global food, snack, and beverage company, from 2001 to May 2009. He previously served as Chief Financial Officer of The Pepsi Bottling Group and as Controller of Pepsi
- Prior to joining Pepsi, Mr. Nowell served as Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999
- He held various senior financial roles at the Pillsbury division of Diageo Plc, including Chief Financial Officer of its Pillsbury North America, Pillsbury Foodservice, and Haagen-Dazs divisions, and also served as Controller and Vice President of Internal Audit of the Pillsbury Company

Other Leadership Experience and Service:

- Mr. Nowell serves on the Dean's Advisory Council at The Ohio State University Fisher College of Business



THOMAS D. WOODS
Age 63

Former Vice Chairman and SEVP of CIBC

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:
- Mr. Woods's career at Canadian Imperial Bank of Commerce (CIBC) provides him with deep experience in **risk management, corporate strategy, finance,** and the **corporate and investment banking** businesses
- As Senior Executive Vice President (SEVP) and Chief Risk Officer of CIBC during the financial crisis, Mr. Woods **focused on risk management** and CIBC's **risk culture**
- Mr. Woods chaired CIBC's Asset Liability Committee, served as CIBC's **lead liaison with regulators,** and was an active member of CIBC's **business strategy** group

Professional Highlights:
- Mr. Woods served as a Vice Chairman and SEVP of CIBC, a leading Canada-based global financial institution, from July 2013 until his retirement in December 2014
- He served as SEVP and Chief Risk Officer of CIBC from 2008 to July 2013, and SEVP and Chief Financial Officer of CIBC from 2000 to 2008
- Mr. Woods joined Wood Gundy, a CIBC predecessor firm, in 1977. During his tenure, Mr. Woods served in various senior leadership positions, including as Controller of CIBC, as CFO of CIBC World Markets (CIBC's investment banking division), and as the Head of CIBC's Canadian Corporate Banking division

Other Leadership Experience and Service:
- Mr. Woods serves as a member of the boards of DBRS Limited and DBRS Inc., an international credit rating agency, and previously served as a member of the board of TMX Group Inc., a Canada-based financial services company, from 2012 to 2014
- He serves on the board of advisors of the University of Toronto's Department of Mechanical and Industrial Engineering
- Mr. Woods also serves as a member of the board of Alberta Investment Management Corporation (AIMCo), a Canadian institutional investment fund manager, and on the investment committee of Cordiant Capital Inc., a fund manager specializing in emerging markets



R. DAVID YOST
Age 68

Director since August 2012

Former Chief Executive Officer, AmerisourceBergen

Other Public Company Directorships
Current: Marsh & McLennan Companies, Inc., Tyco International plc

Past Five Years: AmerisourceBergen, Exelis Inc.

QUALIFICATIONS, ATTRIBUTES, AND SKILLS:
- As the former Chief Executive Officer of AmerisourceBergen Corporation (AmerisourceBergen) and its predecessor company, Mr. Yost has broad experience in **strategic planning, risk management, and operational risk.** Mr. Yost has experience leading a large, complex business
- Through his service on public company boards, he has board-level **experience overseeing large, complex public companies** in various industries, which provides him with valuable insights on **corporate governance and risk management**

Professional Highlights:
- Mr. Yost served as Chief Executive Officer of AmerisourceBergen, a pharmaceutical services company providing drug distribution and related services to healthcare providers and pharmaceutical manufacturers, from 2001 until his retirement in July 2011, and as President from 2001 to 2002 and again from September 2007 to November 2010
- He has held various positions at AmerisourceBergen and its predecessor companies during a nearly 40-year career, including Chief Executive Officer from 1997 to 2001 and Chairman from 2000 to 2001 of Amerisource Health Corporation

CORPORATE GOVERNANCE

OUR BOARD OF DIRECTORS

Our Board is responsible for overseeing our company's management. Our Board and its committees oversee:

- management's identification, measurement, monitoring, and control of our company's material risks, including operational, credit, market, liquidity, compliance, strategic, and reputational risks
- our company's maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business
- management's development and implementation of an annual financial operating plan and a multi-year strategic business plan, and our progress meeting these financial and strategic plans
- our corporate audit function, our independent registered public accounting firm, and the integrity of our consolidated financial statements
- our company's establishment, maintenance, and administration of appropriately designed compensation programs and plans

Our Board is also responsible for:

- reviewing, monitoring, and approving succession plans for its Chairman and Lead Independent Director, and for our CEO and other key executives to promote senior management continuity
- conducting an annual self-evaluation of our Board and its committees
- identifying and evaluating director candidates and nominating qualified individuals for election to serve on our Board
- reviewing our CEO's performance and approving the total annual compensation for our CEO and other executive officers

DIRECTOR INDEPENDENCE

The New York Stock Exchange (NYSE) listing standards require a majority of our directors and each member of our Audit, Compensation and Benefits, and Corporate Governance Committees to be independent. The Federal Reserve Board's Enhanced Prudential Standards require the chair of our Enterprise Risk Committee to be independent. In addition, our Corporate Governance Guidelines require a substantial majority of our directors to be independent. Our Board has adopted Director Independence Categorical Standards (Categorical Standards), published on our website at *http://investor.bankofamerica.com*, to assist it in determining each director's independence. Our Board considers a director "independent" if he or she meets the criteria for independence in both the NYSE listing standards and our Categorical Standards.

In early 2016, our Board, in coordination with our Corporate Governance Committee, evaluated the relevant relationships between each director nominee (and his or her immediate family members and affiliates) and Bank of America Corporation and its subsidiaries and affirmatively determined that all of our director nominees are independent, except for Mr. Moynihan due to his employment by our company. Specifically, the following 12 of our 13 director nominees are independent under the NYSE listing standards and our Categorical Standards: Ms. Allen, Ms. Bies, Mr. Bovender, Mr. Bramble, Mr. de Weck, Mr. Donald, Ms. Hudson, Ms. Lozano, Mr. May, Mr. Nowell, Mr. Woods, and Mr. Yost. In addition, in 2015 our Board affirmatively determined that our former directors Charles O. Holliday, Jr. and Clayton S. Rose were independent under the NYSE listing standards and our Categorical Standards prior to their retirement from our Board at our 2015 annual meeting. Mr. Gifford, who will retire as a director at the annual meeting, is not an independent director. He is a former Chairman of Bank of America Corporation and receives office space and secretarial support from our company with an aggregate incremental cost exceeding the thresholds of the NYSE listing standards and our Categorical Standards.

In making its independence determinations, our Board considered the following ordinary course, non-preferential relationships that existed during the preceding three years and determined that none of the relationships constituted a material relationship between the applicable director or nominee and our company:

- Our company or its subsidiaries provided ordinary course financial products and services to all of our directors. Our company or its subsidiaries also provided ordinary course financial products and services to some of their immediate family members and entities affiliated with some of our directors or their immediate family members (Mr. Donald, Mr. May, and Dr. Rose). In each case, the fees we received for these products and services were below the thresholds of the NYSE listing standards and our Categorical Standards, and were less than 2% of the consolidated gross annual revenues of our company and of the other entity

- Our company or its subsidiaries purchased products or services in the ordinary course from entities where some of our directors or our director nominees are executive officers or employees or their immediate family members serve as executive officers (Mr. Donald, Mr. May, Mr. Woods, and Dr. Rose). In each case, the fees paid to each of these entities were below the thresholds of the NYSE listing standards and our Categorical Standards

BOARD LEADERSHIP

> Under our Board's current leadership structure, we have an executive Chairman and a Lead Independent Director. Our Lead Independent Director is empowered with robust, well-defined duties. Our Board is composed of experienced and committed independent directors (with all non-management nominees being independent), and our Board committees have strong, experienced chairs and members. Our Board believes that these factors, taken together, provide for strong, independent Board leadership, and effective engagement with and oversight of management.

Our Board is committed to strong, independent leadership for our Board and its committees. Our Board views the independent, objective oversight of management as central to effective Board governance, and to serving the best interests of our company and our stockholders. This commitment is reflected in our company's governing documents, our Bylaws, and Corporate Governance Guidelines.

Our Board believes that its optimal leadership structure can and should change over time to reflect our company's evolving needs, strategy, and operating environment; changes in our Board's composition and leadership needs; and other factors, including the perspectives of stockholders and other stakeholders. In accordance with a 2014 amendment to our Bylaws, which our stockholders ratified at a special meeting in 2015, our Board has the flexibility to determine the Board leadership structure best suited to the circumstances of our company and our Board.

At least annually, our Board, in coordination with our Corporate Governance Committee, deliberates on and discusses the appropriate Board leadership structure, including the considerations described above. Based on that assessment and input from stockholders, our Board believes that the existing structure, with Mr. Moynihan as executive Chairman and Mr. Bovender as Lead Independent Director, is the optimal leadership framework at this time. As a highly regulated global financial services company, we benefit from an executive Chairman with deep experience in and knowledge of the financial services industry, our company, and its businesses, and a Lead Independent Director with robust, well-defined duties. Our Lead Independent Director, together with the other independent directors, instills objective independent Board leadership, and effectively engages and oversees management.

Our Board unanimously elected Mr. Moynihan as Chairman of our Board based on his leadership qualities, management capability, knowledge of the business and industry, and the long-term, strategic perspective he has demonstrated as CEO for the past five years, and in running our company's operating units in previous years. Mr. Moynihan has led the transformation of our company out of the financial crisis and is focused on driving growth. The independent directors unanimously elected Mr. Bovender as Lead Independent Director. As the former chairman, chief executive officer, and chief operating officer of a complex, highly regulated company, Mr. Bovender has the qualities and experience the independent directors desired for a Lead Independent Director—high personal integrity, a breadth of knowledge in management, operations, and corporate governance, and a willingness to engage management. The independent directors believe Mr. Bovender, as Lead Independent Director, effectively leads the Board's management oversight responsibilities.

Robust and Well-defined Lead Director Duties

Our Corporate Governance Guidelines establish robust and well-defined duties for the independent director who leads our Board, regardless of whether that individual's title is independent Chairman of the Board or Lead Independent Director. Our Board's support of the current leadership structure is premised on these duties being transparently disclosed and comprehensive in nature, extending well beyond those of a traditional lead director.

The articulated Lead Independent Director duties do not fully capture Mr. Bovender's active role in serving as our independent directors' Board leader. For example, Mr. Bovender holds monthly calls with our primary bank regulators to discuss any issues of concern. He regularly speaks with Mr. Moynihan and holds bi-weekly calls to discuss Board meeting agendas and discussion topics, schedules, and other Board governance matters. He is a member of the Corporate Governance Committee and he also attends meetings of all of the other Board committees. He speaks with each Board member at least quarterly to receive input on Board agendas, Board planning matters, and other related topics of management oversight. He also meets at least quarterly with management members, including the Chief Administrative Officer, Chief Financial Officer, Chief Risk Officer, Global Compliance Executive, and Global Human Resources Executive. Mr. Bovender also plays a leading role in our stockholder engagement process, representing our Board and independent directors in investor meetings. In 2015 and early 2016, Mr. Bovender met with many of our largest stockholders, often in person; in aggregate, Mr. Bovender met with investors who own approximately 28% of our outstanding shares.

Duties of the Lead Independent Director or Independent Chairman

Board Leadership
- In the case of the Chairman, presiding at all meetings of our Board and, in the case of the Lead Independent Director, presiding at all meetings of our Board at which the Chairman is not present, including at executive sessions of the independent directors
- Calling meetings of the independent directors, as appropriate
- In the case of the Lead Independent Director, if the CEO of our company is also Chairman, providing Board leadership if the CEO/Chairman's role may be (or may be perceived to be) in conflict

Board Culture
- Serving as a liaison between the CEO and the independent directors
- Establishing a close relationship and trust with the CEO, providing support, advice, and feedback from our Board while respecting executive responsibility
- Acting as a "sounding board" and advisor to the CEO

Board Focus
- *Board Focus:* In consultation with our Board and executive management, ensuring that our Board focuses on key issues and tasks facing our company, and on topics of interest to our Board
- *Corporate Governance:* Assisting our Board, our Corporate Governance Committee, and management in complying with our Corporate Governance Guidelines and promoting corporate governance best practices
- *CEO Performance Review and Succession Planning:* Working with our Corporate Governance Committee, our Compensation and Benefits Committee, and members of our Board, contributing to the annual performance review of the CEO and participating in CEO succession planning

Board Meetings
- In coordination with the CEO and the other members of our Board, planning, reviewing, and approving meeting agendas for our Board
- In coordination with the CEO and the other members of our Board, approving meeting schedules to assure there is sufficient time for discussion of all agenda items
- Advising the CEO of the information needs of our Board and approving information sent to our Board
- Developing topics of discussion for executive sessions of our Board

Board Performance and Development
- *Board Performance:* Together with the CEO and the other members of our Board, ensuring the efficient and effective performance and functioning of our Board
- *Board Assessment:* Consulting with our Corporate Governance Committee on our Board's annual self-assessment
- *Director Development:* Providing guidance on the ongoing development of directors
- *Director Assessment/Nomination:* With our Corporate Governance Committee and the CEO, consulting in the identification and evaluation of director candidates' qualifications (including candidates recommended by directors, management, third-party search firms, and stockholders) and consulting on committee membership and committee chairs

Stockholders and Other Stakeholders
- Being available for consultation and direct communication, to the extent requested by major stockholders
- Having regular communication with primary bank regulators (with or without management present) to discuss the appropriateness of our Board's oversight of management and our company

BOARD EVALUATION

Each year, our Board and our Board's Audit, Compensation and Benefits, Corporate Governance, Credit, and Enterprise Risk Committees evaluate their own effectiveness. This self-assessment may be in the form of written or oral questionnaires, administered by Board members, management, or third parties. Directors respond to questions designed to elicit information to be used in improving Board and committee effectiveness. Director feedback solicited from the self-evaluation process is discussed during Board and committee executive sessions and, where appropriate, addressed with management.

In 2014, our Board commissioned research into the characteristics of effective and efficient boards. Using that research, our Corporate Governance Committee developed the 2014 self-evaluation to solicit director feedback on the five key areas where the research suggested high functioning boards and committees excelled: board and committee composition; board culture; board and committee focus; board process; and information and resources. For the 2015 self-assessment, our Corporate Governance Committee solicited director views on actions taken in response to the prior year's feedback, and sought additional input on our Board composition, our committee composition and structure, and our Board's implementation of the Federal Reserve Board's new Enhanced Prudential Standards related to risk management.

DIRECTOR EDUCATION

Our Board encourages directors to annually participate in continuing director education programs outside of the Boardroom, and our company reimburses directors for their expenses associated with this participation. Continuing director education is also provided during Board meetings and other Board discussions as part of the formal meetings and as standalone presentations outside of meetings. During 2015, our Board heard from: our key banking regulators, including senior officials of the Federal Reserve Board and the Office of the Comptroller of the Currency, on regulatory developments; third-party advisors on topics ranging from current global macroeconomic trends to social justice issues; and management on, among other things, payments systems, mobile technology, and cybersecurity.

All new directors also participate in our director orientation program during their first six months on our Board. New directors have a series of meetings with management representatives from all of our business and staff areas to review and discuss, with increasing detail, information about our company, industry, and regulatory framework. Based on input from our directors, we believe this graduated on-boarding approach over the first six months of Board service, coupled with participation in regular Board and committee meetings, provides new directors a strong foundation in our company's businesses and accelerates their effectiveness to fully engage in Board deliberations.

STOCKHOLDER ENGAGEMENT

Our Board and management are committed to engaging with our stockholders and soliciting their views and input on important performance, governance, environmental, social, executive compensation, and other matters.

Commitment Codified in Governing Documents. Reflecting our Board's understanding of the critical role stockholder engagement plays in our governance, this commitment and our Board's oversight of stockholder engagement is codified in our Corporate Governance Guidelines and our Corporate Governance Committee's charter.

Board-Driven Engagement. Our Corporate Governance Committee is responsible for overseeing the stockholder engagement process and the periodic review and assessment of stockholder input. Our Lead Independent Director plays a central role in our Board's stockholder engagement efforts, and our directors regularly participate in meetings with stockholders.

Year-Round Engagement and Board Reporting. Our corporate secretary and investor relations teams, together with executive management members and directors, conduct stockholder outreach throughout the year and inform our management and our Board about the issues that our stockholders tell us matter most to them.

Transparency and Informed Governance Enhancements. Our Board regularly reviews our governance practices and policies, including our stockholder engagement practices, with an eye towards continual improvement. Stockholder input is shared with our Board and its committees, facilitating a dialogue that provides stockholders with insight into our governance practices and informs our company's enhancement of those practices. In addition to considering stockholder sentiments, our Board regularly reviews the voting results of our stockholders' meetings, the governance practices of our peers and other large companies, and current trends in governance.

The Board-Driven Stockholder Engagement Process


Deliberate, Assess, and Prepare
• Our Board assesses and monitors:
o stockholder voting results
o investor sentiment
o trends in governance, environmental, social, executive compensation, and other matters
• Our Board identifies and prioritizes potential topics for stockholder engagement
Outreach and Engagement
• Directors and executive management regularly meet with stockholders to actively solicit input on a range of issues, and report stockholder views to our Board
• A two-way dialogue is maintained to clarify and deepen our Board's understanding of stockholder concerns, and provide stockholders with insight into our Board's processes
Evaluate and Respond
• Stockholder input informs our Board's ongoing process of continually improving governance and other practices
• Our Board and executive management review stockholder input to identify consistent themes, and research and evaluate any identified issues and concerns
• Our Board responds, as appropriate, with continued discussion with stockholders and enhancements to policy, practices, and disclosure

Throughout 2015 into early 2016, our directors and management met with our major stockholders, who collectively own approximately 37% of our outstanding shares, to discuss their views on our Board's independent oversight of management, our Board's composition, director and management succession planning, risk management, ESG activities, and other issues important to our stockholders. These views were shared with our Board and Corporate Governance Committee for their consideration.

GOVERNANCE ENHANCEMENTS INFORMED BY STOCKHOLDER INPUT

As part of our commitment to constructive engagement with investors, we listen to the views voiced by our stockholders. Our dialogue has led to enhancements in our corporate governance, environmental, social, and executive compensation work, which our Board believes are in the best interest of our company and our stockholders. After considering input from stockholders and other stakeholders, our company:

- **Enhanced our stockholder engagement process** to include stockholder meetings with our Lead Independent Director, other Board members, and executive management

- **Adopted a proxy access Bylaw provision** to permit a stockholder, or a group of up to 20 stockholders who, in aggregate, own continuously for at least three years, shares of our company representing at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our Bylaws. At the time of adoption in 2015, our company was one of the first U.S. public companies to establish this right

- **Developed an Incentive Compensation Forfeiture & Recoupment Disclosure Policy** that became effective in 2016. See page 35

- **Expanded our political activities disclosures** to include a more detailed discussion of our participation in the political process; current and historical reports of our political action committee contributions; a list of trade associations to which we paid more than a *de minimis* amount; and a list of the U.S. Internal Revenue Code (IRC) Section 527 tax exempt organizations to which we made contributions. In 2016, we will begin disclosing the contribution amounts to these Section 527 tax exempt organizations. We will also begin disclosing the IRC Section 504(c)(1) tax exempt organizations and ballot initiatives to which we made contributions and the amounts of such contributions. Our political activities disclosures also provide information regarding the management, compliance, and monitoring of our political activities, including our Corporate Governance Committee's oversight of our significant policies and practices. See the *"Political Activities"* page of our website at *http://investor.bankofamerica.com*

- **Will publish a Business Standards Report** in 2016 to provide increased transparency about our processes and standards, corporate culture, governance, risk management, and business practices, which will be available on our website at *http://about.bankofamerica.com*

- **Expanded our 2016 proxy statement disclosures** regarding our Board leadership structure, including a discussion of the robust and transparent independent Board leader duties, our director selection and succession planning, our Board self-assessment process, our commitment to engage with stockholders, our ESG initiatives, and our position on equity vesting for employees who leave our company to enter government service. See "Identifying and Evaluating Director Candidates," "Board Leadership," "Board Evaluation," "Stockholder Engagement," "ESG Initiatives," and "Compensation Discussion and Analysis," beginning on pages 2, 12, 14, 15, 17, and 29, respectively, for a detailed discussion

Also see "Stockholder Outreach & Say on Pay Results" on page 30 for a discussion of our compensation-related stockholder engagement and our historical Say on Pay vote results.

COMMUNICATIONS WITH OUR BOARD

Stockholders and other parties may communicate with our Board, any director (including our Chairman of the Board or Lead Independent Director), non-management members of our Board as a group, or any committee. Communications should be addressed to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255. Depending on the nature of the communication, the correspondence either will be forwarded to the director(s) named or the matters will be presented periodically to our Board. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications that are commercial solicitations, customer complaints, incoherent, or obscene will not be communicated to our Board or any director or committee of our Board. For further information, refer to the *"Contact the Board of Directors"* section on our website at *http://investor.bankofamerica.com*.

ESG INITIATIVES: FOCUS ON RESPONSIBLE, SUSTAINABLE GROWTH

Our commitment to responsible, sustainable growth can be seen in the way we run our company, the inclusive and supportive workplace we create for our employees, the responsible products and services we offer our customers, and the impact we make around the world in helping local economies thrive.

We measure our progress in these areas through an environmental, social, and governance (ESG) framework. The ESG Committee, composed of members of senior management from across every line of business and support function, provides oversight and governance in these areas and continues to strengthen this framework. The ESG Committee regularly reports on these efforts to our Board's Corporate Governance Committee.

In addition to the governance enhancements informed by stockholder input described on the prior page, highlights of our ESG efforts include:

An Inclusive and Supportive Workplace

- We are a diverse and inclusive company where our employees are actively encouraged to bring their full selves to work. Currently, more than 50% of our global workforce is female and more than 40% of our U.S.-based workforce is from a racially or ethnically diverse background. Our senior leadership is also diverse, with six of our CEO's 14 direct reports and six of our 13 Board members being female and/or persons of color.
- We support the professional growth of our employees through programs like Manager Excellence, providing more than 35,000 employees with practical tips on professional topics, and through broadly accessible tools such as the myCareer site, where approximately 90,000 employees have researched opportunities to develop their skills and advance their careers
- We are focused on supporting our employees' physical, financial, and emotional well-being. In 2015, we offered U.S.-based employees additional medical coverage options. We continue to offer health insurance benefits to U.S.-based employees who regularly work 20 or more hours per week
- We have helped our employees become more knowledgeable about their health. In 2015, nearly 90% of our employees completed voluntary health screenings and assessments, and approximately 80,000 employees enrolled in our Get Active! program

Responsible Products and Services

- We began offering free FICO credit scores to our online banking customers who have a Bank of America credit card. This further strengthens our suite of responsible products, such as SafeBalance Banking® accounts
- We continued to build our social impact investing options in 2015, with ESG assets under management of $10 billion, an 11% increase from 2014
- Through *BetterMoneyHabits.com*, we provide simple, easy to understand personal finance content that is available to anyone, anywhere through our partnership with non-profit online education innovator Khan Academy. In 2015, based on user and partner feedback, we added content to address topics relevant to those living paycheck to paycheck, transitioning from the military to civilian life, and preparing to talk to their children about money. Since its launch in 2013, this content has been viewed over 90 million times through *BetterMoneyHabits.com* and other distribution channels

Our Impact on Communities

- We have continued our leadership as the largest investor in Community Development Financial Institution (CDFI) lending, with the extension of more than $1.2 billion in credit to over 240 CDFIs
- Through the ongoing promotion, support, and advancement of minority- and women-owned businesses, we continue to support economic growth and development in local communities. In 2015, our supplier diversity and development team continued to collaborate with external and internal constituents to support the inclusion of diverse suppliers in our supplier portfolio, which resulted in over $2 billion of procurement spending with these businesses

- We provided more than $180 million in global philanthropic investments to address needs in communities around the world. In addition, our employees donated approximately two million volunteer hours, gave approximately $30 million in philanthropic donations, which were matched by our company, and pledged more than $17 million to non-profit organizations through our Employee Giving Campaign

Environmental Initiatives

- We announced an industry-leading initiative to provide $125 billion to low-carbon and other environmental businesses and projects by 2025 through lending, investing, capital raising, advisory services, and financing solutions for clients around the world
- We continued to demonstrate our leadership in cross-sector engagement efforts, including being one of the first companies to sign the White House's American Business Act on Climate Pledge, and taking an active role in the U.N. Climate Change Summit in Paris (COP21)
- We continued our leadership in the Green Bond market. In 2015, we issued our second Green Bond in a $600 million offering. We were the top underwriter of Green Bond issuances in 2014, and remained so in 2015
- We are focused on reducing the environmental impact of our operations, and have reduced our greenhouse gas emissions by roughly one third and our water consumption by more than 25% since 2010

In 2016, we continue to demonstrate our commitment to sustainable growth through our ESG efforts, and will:

- Publish an Environmental and Social Risk Framework, which details how we identify, measure, monitor, and control risks related to environmental and social issues
- Announce a new suite of aggressive goals to ensure our operations are environmentally sustainable

CEO AND SENIOR MANAGEMENT SUCCESSION PLANNING

Our Board oversees CEO and senior management succession planning, which is formally reviewed at least annually; two such planning sessions were held in 2015. Our CEO and our Global Human Resources Executive provide our Board with recommendations and evaluations of potential CEO successors, and review their development plans. Our Board reviews potential internal senior management candidates with our CEO and our Global Human Resources Executive, including the qualifications, experience, and development priorities for these individuals. Directors engage with potential CEO and senior management successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. In 2015, we followed this process when implementing succession plans for our executive officers, including when appointing a new Chief Financial Officer, Chief Administrative Officer, Global Human Resources Executive, and Vice Chairman and Head of Global Wealth & Investment Management.

Our Board also establishes steps to address emergency CEO and senior management succession planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our company's safe and sound operation and minimizing potential disruption or loss of continuity to our company's business and operations.

BOARD OVERSIGHT OF RISK

Risk is inherent in all of our business activities. Our business exposes us to strategic, credit, market, liquidity, compliance, operational, and reputational risks. Our company takes a comprehensive approach to risk management with a defined Risk Framework and an articulated Risk Appetite Statement. The Risk Framework sets forth clear roles, responsibilities, and accountability for the management of risk and describes how our Board oversees the establishment of our risk appetite and associated limits for our activities. This framework of strong, independent Board oversight and robust risk management enables us to better serve our customers and deliver for our stockholders.

The governance structure outlined in our Risk Framework includes our Board, our Enterprise Risk Committee, and other Board committees. Our Enterprise Risk Committee has primary committee responsibility for overseeing the Risk Framework and material risks facing our company, and our Audit Committee and Credit Committee provide additional risk management oversight for compliance and credit risks, respectively. Also, our Compensation and Benefits Committee oversees the development of compensation policies and practices, which are designed to balance risk and rewards in a way that does not encourage unnecessary or excessive risk-taking by our employees. Our Chief Risk Officer, the company's senior-most risk manager, reports jointly to the CEO and Enterprise Risk Committee, and participates in Board, Credit Committee, and Enterprise Risk Committee meetings. This governance structure is designed to complement our Board's commitment to maintaining a strong, independent Board and committee leadership structure, and to fostering integrity over risk management throughout our company.

Each of our Audit, Credit, and Enterprise Risk Committees regularly receives updates from management on risk-related matters within each committee's responsibilities and reports on these updates to our Board. These committee reports provide our Board with integrated, thorough insight about how our company manages risk. In addition, our Board and our Enterprise Risk Committee receive regular risk reporting from management, including a report that addresses and provides updates on key and emerging risks. At each in-person Board meeting, our Board has a standalone session to discuss the risks that are considered prevailing or urgent, including those identified in our report on key risks.

Our Risk Framework, our Risk Appetite Statement, and our capital, strategic, and financial operating plans are developed by senior management under the oversight of our Board and Enterprise Risk Committee. Annually, as part of our risk governance process, our Enterprise Risk Committee and our Board approve our Risk Framework and Risk Appetite Statement. Throughout the year, management monitors and our Board oversees directly and through its committees our: financial performance; execution against capital, strategic, and financial operating plans; compliance with risk appetite parameters; and the adequacy of internal controls.

We believe our holistic and on-going Board and committee risk oversight process provides the foundation for consistent and effective management of risks facing our company. Details of our company's risk management policies and practices are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2015 annual report.

Our **Risk Framework** serves as the foundation for consistent and effective risk management. It describes components of our risk management approach, including our risk culture, risk appetite, and risk management processes, and employees' responsibilities for managing risk. It also outlines our risk management governance structure, including the roles of our Board, management, lines of business, independent risk management, and corporate audit within the governance structure.

Our **Risk Appetite Statement** defines the aggregate levels and types of risk our Board and management believe appropriate to achieve our company's strategic objectives and business plans.

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

Compensation Governance

Our Compensation and Benefits Committee follows procedures intended to promote strong governance of our pay-for-performance philosophy. The Committee regularly reviews: (i) company performance; (ii) our executive compensation strategy, approach, trends, and regulatory developments; and (iii) other related topics, as appropriate. Each year, the Committee reviews, and makes available to our Board, an executive compensation statement, or "tally sheet," for each executive officer. The tally sheets include each executive officer's total compensation, including base salary, cash and equity-based incentive awards, accumulated realized and unrealized stock option gains, the value of prior restricted stock awards (including the status of achieving any performance goals), qualified and nonqualified retirement and deferred compensation benefit accruals, and the incremental cost to our company of the executive's perquisites. The Committee uses this information to evaluate all elements of executive officer compensation and benefits. Annually, the Committee reviews with our Board its compensation decisions (including cash and equity-based awards, if applicable) for executive officers and other senior executives who report directly to our CEO. Additionally, for our Chief Risk Officer and Corporate General Auditor, the Committee's pay recommendations are further reviewed and approved by our Board's Enterprise Risk Committee and Audit Committee, respectively.

Generally, our executive officers do not engage directly with the Committee in setting the amount or form of executive officer or director compensation. As part of the annual performance reviews for our named executive officers (other than our CEO), the Committee sets the compensation for our named executive officers after considering our CEO's perspective and recommendations for each individual's incentive awards. In addition, the Committee considers the performance of our various lines of business, business segments and functions, as well as performance feedback from our Global Human Resources Executive and our independent control functions (audit, compliance, finance, human resources, legal, and risk).

The Committee has the sole authority and responsibility under its charter to approve engaging any compensation consultant it uses and the fees for those services. The Committee retained Farient Advisors LLC (Farient) as its 2015 independent compensation consultant. Farient's business is limited to providing independent executive and director compensation consulting services. Farient does not provide any other services to our company. For 2015, Farient provided the Committee external market and performance comparisons, advised the Committee on senior executive, CEO, and director compensation, and assisted with other executive and director compensation-related matters. In performing these services, Farient met regularly with the Committee without management present and alone with the Committee chair.

The Committee may delegate to management certain duties and responsibilities regarding our benefit plans. Significant Committee delegations to management include authority to (i) the Management Compensation Committee to direct the compensation for all of our employees except for our CEO and his direct reports, and (ii) the Corporate Benefits Committee to oversee substantially all of our employee benefit plans.

The Committee also reviews the form and amount of compensation paid to our non-management directors and recommends any director compensation changes to our Board for approval.

Compensation Risk Management Policies and Practices

We believe that our company applies prudent risk management practices to its incentive compensation programs across the enterprise. Our Compensation and Benefits Committee is committed to a compensation governance structure that effectively contributes to our company's overall risk management policies.

The Committee has adopted and annually reviews our Compensation Governance Policy, which governs our incentive compensation decisions and defines the framework for oversight of company-wide incentive compensation program design. Consistent with global regulatory initiatives, our Compensation Governance Policy requires that our incentive compensation plans do not encourage excessive risk-taking, and specifically addresses the:

- Definition and process for identifying "risk-taking" employees
- Process and policies for incentive compensation plan design and governance to appropriately balance risks with compensation outcomes, including:
  - funding incentive compensation pools
  - determining individual incentive compensation awards
  - use of discretion as part of those processes
- Policies on incentive compensation plan effectiveness through testing and monitoring to confirm the plans appropriately balance risks with compensation outcomes, including developing processes to administer incentive compensation clawback features
- Policies that provide for the independence of our company's independent control functions and their appropriate input to the Committee

Our compensation governance structure allocates oversight, review, and responsibility to the appropriate management level, so that the most relevant management level or our Board, as applicable, makes compensation decisions, with documented input from the independent control functions. The following four levels of governance each have identified roles and responsibilities in our compensation decisions: (i) our Board; (ii) our Compensation and Benefits Committee; (iii) our Management Compensation Committee; and (iv) our lines of business, management, and independent control functions.

Pursuant to our Compensation Governance Policy, our annual incentive plan certification and review process provides a comprehensive review, analysis, and discussion of incentive design and operation. As part of the governance for these incentive plans, each of the CEO's direct reports, along with their management teams and independent control functions (including their respective risk officers), meet periodically to discuss how business strategy, performance, and risk align to compensation. The relevant participants certify that their respective incentive programs (i) are aligned with the applicable business line's and our company's business strategy and performance objectives, (ii) do not encourage excessive or imprudent risk-taking beyond our company's ability to effectively identify and manage risk, (iii) are compatible with effective controls and risk management, and (iv) do not incentivize impermissible proprietary trading. Farient and the Committee review these management certifications. Our Chief Risk Officer also certifies incentive plans across our company as part of the Management Compensation Committee's governance process.

Corporate Audit reviews all incentive plans at least every three to five years, using a risk-based approach that includes reviewing governance, payment, and processing against each incentive plan's design, and validating incentive plan design and operation against regulatory requirements. Since 2010, Corporate Audit has reviewed all incentive plans at least once, and reviewed incentive plans with higher risk-rankings more frequently.

For performance year 2015, in addition to reviewing the individual incentive compensation awards for executive officers and other senior executives who report directly to the CEO, the Committee also reviewed the individual incentive compensation awards for certain highly compensated employees. The Committee met with the heads of our independent control functions and business lines before making its 2015 incentive compensation decisions.

As a result of these processes and reviews, and in combination with the risk management and clawback features of our compensation programs, we believe that our compensation policies and practices appropriately balance risks and rewards in a way that does not encourage excessive or imprudent risk-taking or create risks that are reasonably likely to have a material adverse effect on our company.

BOARD MEETINGS, COMMITTEE MEMBERSHIP, AND ATTENDANCE

Directors are expected to attend our annual meetings of stockholders and our Board and committee meetings. Each of our incumbent directors attended at least 75% of the aggregate meetings of our Board and the committees on which they served during 2015. In addition, all of the directors serving on our Board at the time of our 2015 annual meeting attended the meeting, except for Mr. Holliday and Dr. Rose, who did not stand for election at that meeting.

Our non-management directors meet in executive session at each regularly scheduled Board meeting and held 13 such executive sessions in 2015. Separately, our independent directors meet in executive session at least once a year. Our Lead Independent Director leads these Board executive sessions.

Our Board has six committees. Charters describing the responsibilities of each of the Audit, Compensation and Benefits, Corporate Governance, Credit, and Enterprise Risk Committees can be found at *http://investor.bankofamerica.com*, and their membership is set forth under the heading "Proposal 1: Electing Directors" on page 1. Our Board's sixth committee, the Corporate Development Committee, was formed by our Board in 2013 as the result of a litigation settlement to oversee certain transactions.

Our committees regularly make recommendations and report on their activities to the entire Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, considering the recommendations of our Corporate Governance Committee, reviews committee membership at least annually. The duties of each of the six committees are summarized on the next page.

Our **Audit Committee** oversees the qualifications, performance, and independence of our company's independent registered public accounting firm; the performance of our company's corporate audit function; the integrity of our company's consolidated financial statements; and our compliance with legal and regulatory requirements. It also makes inquiries of management or the Corporate General Auditor to determine whether there are scope or resource limitations that may impede the ability of the corporate audit function to execute its responsibilities. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards, and the heightened independence requirements applicable to audit committee members under the rules of the U.S. Securities and Exchange Commission (SEC). Our Board has also determined that all Committee members are financially literate in accordance with the NYSE listing standards and qualify as audit committee financial experts under SEC rules. The Committee held 14 meetings in 2015.

Our **Compensation and Benefits Committee** oversees establishing, maintaining, and administering our compensation programs and employee benefit plans, including approving and recommending our CEO's compensation to our Board for further approval by all independent directors, and reviewing and approving all of our executive officers' compensation. In addition, the Committee recommends director compensation for Board approval. All Committee members are independent under the NYSE listing standards, our Categorical Standards, independence requirements applicable to compensation committee members under NYSE rules, and the heightened Committee independence requirements we adopted in 2010, which are the same as the heightened independence requirements audit committee members are subject to under SEC rules. The Committee held seven meetings in 2015.

Our **Corporate Governance Committee** oversees our Board's governance processes; identifies and reviews the qualifications of potential Board members; recommends nominees for election to our Board; and recommends committee appointments for Board approval. The Committee also leads our Board and its committees in annual self-assessments; reviews and reports to our Board on our ESG activities; and reviews and assesses stockholder input and our stockholder engagement process. All Committee members are independent under the NYSE listing standards and our Categorical Standards. The Committee held nine meetings in 2015.

Our **Credit Committee** oversees senior management's identification and management of enterprise-wide credit exposures and our company's responses to trends affecting those exposures. The Committee also reviews and assesses the process for establishing our company's allowance for credit losses and oversees management's administration of our company's credit-related policies. All Committee members are non-management directors. The Committee held 10 meetings in 2015.

Our **Enterprise Risk Committee** oversees our company's overall risk framework, risk appetite, and management of key risks facing our company. The Committee approves the Risk Framework and Risk Appetite Statement and further recommends these documents to our Board for approval. The Committee oversees management's alignment of our company's risk profile to our strategic and financial plans. The Committee oversees management's progress in developing our company's Comprehensive Capital Analysis and Review submission to the Federal Reserve Board and reviews and recommends to our Board for approval our company's Capital Plan. The Committee also reviews and recommends to our Board for approval our company's Resolution and Recovery Plans. The Committee may consult with other Board committees on risk-related matters. All Committee members are non-management directors and satisfy the risk management requirements for directors of a risk committee under the Federal Reserve Board's Enhanced Prudential Standards. The Committee held 13 meetings in 2015.

Our **Corporate Development Committee** assists our Board in overseeing our company's consideration of potential mergers and acquisitions valued at greater than $2 billion. Mr. Bovender chairs the Committee and Mr. Nowell and Mr. Yost are members. All Committee members are independent under the NYSE listing standards and our Categorical Standards. The Committee did not meet in 2015.

ADDITIONAL INFORMATION

More information about our corporate governance can be found on our website at *http://investor.bankofamerica.com* under the heading "Corporate Governance," including our: (i) Certificate of Incorporation; (ii) Bylaws; (iii) Corporate Governance Guidelines (including our related person transactions policy and our Director Independence Categorical Standards); (iv) Code of Conduct and related materials; and (v) composition and charters of each of our Audit, Compensation and Benefits, Corporate Governance, Credit, and Enterprise Risk Committees, and in other materials found on our website. This information is also available in print, free of charge, upon written request addressed to our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255.

RELATED PERSON AND CERTAIN OTHER TRANSACTIONS

Our related person transactions policy in our Corporate Governance Guidelines sets forth our policies and procedures for reviewing, and approving or ratifying any transaction with related persons (directors, director nominees, executive officers, stockholders holding 5% or more of our voting securities, or any of their immediate family members or affiliated entities). Our policy covers any transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, our company is a participant, and a related person has or will have a direct or indirect material interest.

Under our related person transactions policy, our Corporate Governance Committee must approve or ratify any related person transactions, and when doing so, consider: the related person's interest in the transaction; whether the transaction involves arm's-length bids or market prices and terms; the transaction's materiality to each party; the availability of the product or services through other sources; the implications of our Code of Conduct or reputational risk; whether the transaction would impair a director or executive officer's judgment to act in our company's best interest; the transaction's acceptability to our regulators; and in the case of a non-management director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

Our Board has determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the policy. These include transactions involving financial services, including loans and brokerage, banking, insurance, investment advisory or asset management services, and other financial services we provide to any related person, if the services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates and comply with applicable law, including the Sarbanes-Oxley Act of 2002 and Federal Reserve Board Regulation O.

A number of our directors, director nominees, and executive officers, their family members, and certain business organizations associated with them are or have been customers of our banking subsidiaries. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to our company and did not involve more than the normal risk of collectability.

Our company and Mr. Moynihan are parties to an aircraft time-sharing agreement, as disclosed in prior proxy statements and approved by our Corporate Governance Committee in December 2010.

Based on information contained in separate Schedule 13G filings with the SEC, each of BlackRock, Inc. (BlackRock), The Vanguard Group (Vanguard), and Berkshire Hathaway Inc. (Berkshire Hathaway), through certain subsidiaries, believed that it beneficially owned 5% or more of the outstanding shares of our common stock as of December 31, 2015 (see "Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners" on page 24).

In the ordinary course of our business during 2015, our subsidiaries provided and are expected to continue to provide financial advisory, sales and trading, treasury, and other financial or administrative services to BlackRock and its affiliates and clients, Vanguard and its affiliates, and Berkshire Hathaway and its affiliates. These transactions were entered into on an arm's-length basis and contain customary terms and conditions. We and our subsidiaries may also, in the ordinary course, invest in BlackRock or Vanguard funds or other products or buy or sell assets to or from BlackRock or Vanguard funds and separate accounts.

In addition, before BlackRock became a beneficial owner of 5% or more of our outstanding common stock, it entered into a global distribution agreement on September 29, 2006 with our former subsidiary, Merrill Lynch & Co., Inc. (which merged into Bank of America Corporation on October 1, 2013) in connection with its purchase of Merrill's investment management business. The agreement provides a framework under which our company distributes BlackRock's investment advisory products and includes certain pricing, sales incentive restrictions, and product availability provisions that offer economic terms to each party that are at least as favorable as those offered to its competitors. It was negotiated at arm's length and was amended and restated on July 16, 2008 and again on November 15, 2010. The agreement's initial term expired on January 1, 2014, was renewed pursuant to its terms for one additional three-year term and may be renewed thereafter as the parties may agree. In accordance with our related person transactions policy, the agreement, as amended and restated, was reviewed and ratified by our Corporate Governance Committee in March 2013.

During 2015, payment from BlackRock to our company relating to our distribution and servicing of products covered by the global distribution agreement was approximately $204.5 million and payment from our company to BlackRock for certain products pursuant to the agreement was approximately $1.2 million.

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN BENEFICIAL OWNERS

Our voting securities are our common stock, Series B Preferred Stock, and Series 1-5 Preferred Stock. The following table shows the number of shares of our common stock beneficially owned as of March 2, 2016 by (i) each director (and by our new director nominee, Mr. Woods), (ii) each named executive officer, (iii) all directors and executive officers as a group, and (iv) beneficial owners of more than 5% of any class of our voting securities (as determined under SEC rules). As of that date, none of our directors, nominee, and executive officers owned any shares of any class of our voting securities, other than as reported in the table below. Each director and nominee, each named executive officer, and all directors and executive officers as a group beneficially owned less than 1% of our outstanding common stock. Unless otherwise noted, all shares of our common stock are subject to the sole voting and investment power of the directors, nominee, and executive officers.

| Name | Beneficial Ownership | | | Stock Units [1][2] | Total |
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/2/2016	Total Beneficial Ownership		
Directors and Executive Officers					
Sharon L. Allen[3]	50,153	—	50,153	—	50,153
Susan S. Bies	138,741	—	138,741	—	138,741
Jack O. Bovender, Jr.	67,615	—	67,615	—	67,615
Frank P. Bramble, Sr.[4]	186,680	—	186,680	111,275	297,955
David C. Darnell	737,928	183,750	921,678	885,179	1,806,857
Pierre J.P. de Weck	28,242	—	28,242	—	28,242
Arnold W. Donald	38,930	—	38,930	6,002	44,932
Paul M. Donofrio	363,648	91,350	454,998	810,902	1,265,900
Charles K. Gifford[5]	232,907	—	232,907	120,966	353,873
Geoffrey S. Greener	452,348	—	452,348	701,810	1,154,158
Linda P. Hudson	19,507	—	19,507	23,017	42,524
Terrence P. Laughlin[6]	633,814	—	633,814	860,086	1,493,900
Monica C. Lozano	3,000	—	3,000	111,844	114,844
Thomas J. May[7]	2,142	—	2,142	226,929	229,071
Thomas K. Montag[8]	2,352,150	2,102,216	4,454,366	1,522,914	5,977,280
Brian T. Moynihan[9]	1,104,896	366,667	1,471,563	2,074,011	3,545,574
Lionel L. Nowell, III	3,930	—	3,930	41,572	45,502
Bruce R. Thompson	1,096,596	106,400	1,202,996	1,107,169	2,310,165
Thomas D. Woods[10]	5,003	—	5,003	—	5,003
R. David Yost	64,153	—	64,153	53,355	117,508
All directors and executive officers as a group (22 persons)[11]	6,672,799	2,922,574	9,595,373	8,541,967	18,137,339

| Name | Beneficial Ownership | | | Stock Units [1][2] | Total | |
	Shares and Restricted Shares	Options/ Warrants Exercisable within 60 days of 3/2/2016	Total Beneficial Ownership			
Certain Beneficial Owners						
Warren E. Buffett/Berkshire Hathaway Inc.[12]	—	700,000,000	700,000,000	—	700,000,000	6.3%
BlackRock, Inc.[13]	585,668,469	—	585,668,469	—	585,668,469	5.7%
The Vanguard Group[14]	585,080,310	—	585,080,310	—	585,080,310	5.7%

(1) For non-management directors, includes stock units credited to their accounts pursuant to deferrals made under the terms of the Director Deferral Plan. These stock units do not have voting rights and are not considered beneficially owned under SEC rules. Each unit has a value equal to the fair market value of a share of our common stock. These units, which are held in individual accounts in each director's name, will be paid in cash upon the director's retirement if vested at that time.

(2) Includes the following stock units, which are not treated as beneficially owned under SEC rules because the holder does not have the right to acquire the underlying stock within 60 days of March 2, 2016 and/or the stock units will be paid in cash and therefore do not represent the right to acquire stock:

Name	Time-Based RSUs (TRSUs)	Cash-Settled RSUs (CRSUs)	Performance RSUs (PRSUs)	Total Stock Units
Brian T. Moynihan	374,891	345,239	1,353,881	2,074,011
Paul M. Donofrio	581,140	—	229,762	810,902
Geoffrey S. Greener	369,402	—	332,408	701,810
Terrence P. Laughlin	343,204	—	516,882	860,086
Thomas K. Montag	592,873	—	930,041	1,522,914
Bruce R. Thompson	424,946	—	682,223	1,107,169
David C. Darnell	530,720	—	354,459	885,179
All executive officers as a group[11]	3,114,996	345,239	4,386,770	7,847,005

Each stock unit has a value equal to the fair market value of a share of our common stock, but does not confer voting rights. Time-based restricted stock units (TRSUs) include the right to receive dividend equivalents and will be paid in shares of our common stock or cash at vesting or, in certain circumstances, after termination of employment. Cash-settled restricted stock units (CRSUs) do not include the right to receive dividend equivalents and will be paid in cash. Performance restricted stock units (PRSUs) include the right to receive dividend equivalents and vest subject to attaining pre-established performance goals. To the extent earned, (i) PRSUs granted in February 2012 and February 2016 will be settled 100% in shares of our common stock, and (ii) PRSUs granted in February 2014 and February 2015 will be settled 100% in cash. The stock units shown include the number of PRSUs granted assuming 100% of the award will be earned; however, the actual number of stock units earned may vary depending upon achieving performance goals. Because they are economically comparable to owning shares of our common stock, certain of these stock units currently qualify for purposes of compliance with our stock ownership and retention requirements, except for PRSUs, which qualify only when earned. The reported stock units do not include any stock units held in the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan).

(3) Includes 1,000 shares of our common stock for which Ms. Allen shares voting and investment power with her spouse.

(4) Includes 75,000 shares of our common stock for which Mr. Bramble shares voting and investment power with his spouse.

(5) Includes 1,090 shares of our common stock held by Mr. Gifford as a custodian for two of his children, and 66,975 shares of our common stock, for which Mr. Gifford shares voting and investment power with our company, as trustee. The table does not include 580,734 shares of common stock Mr. Gifford transferred to a family trust for estate planning purposes in June 2013.

(6) Includes 36 shares of our common stock for which Mr. Laughlin shares voting and investment power with his spouse.

(7) Includes 22,824 stock units held by Mr. May under the FleetBoston Director Stock Unit Plan, 3,169 stock units held under the Bank Boston Director Retirement Benefits Exchange Program, and 5,567 stock units held under the Bank Boston Director Stock Award Plan.

(8) Includes 470,724 shares of our common stock held by Mr. Montag in a family trust for which Mr. Montag shares investment power with his wife, who is trustee.

(9) Includes 78,376 shares of our common stock for which Mr. Moynihan shares voting and investment power with his spouse.

(10) Includes 5,000 shares of our common stock held by Mr. Woods in an investment partnership for which Mr. Woods shares voting and investment power with the other members of the partnership.

(11) Such persons had sole voting and investment power over 8,522,053 shares of our common stock and shared voting or investment power or both over 1,073,320 shares of our common stock. Does not include beneficial ownership for Mr. Darnell, Mr. Thompson, or Mr. Woods because they were not executive officers or directors as of the date of this table.

(12) Consists of warrants exercisable within 60 days for 700,000,000 shares of our common stock, held indirectly by Warren E. Buffett, 3555 Farnam Street, Omaha, NE 68131 and Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131, including through the following entities, which are deemed to share beneficial ownership of greater than 5% of a class of our voting securities (as determined under SEC rules) as follows: OBH LLC, 3555 Farnam Street, Omaha, NE 68131 (666,960,000 of the warrants); and National Indemnity Company, 3024 Harney Street, Omaha, NE 68131 (621,040,000 of the warrants). According to a Schedule 13G filed with the SEC on September 12, 2011, Mr. Buffett and Berkshire Hathaway Inc. had shared voting and investment power with respect to all 700,000,000 shares. Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G.

(13) Consists of common stock held by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. According to a Schedule 13G/A filed with the SEC on February 10, 2016, BlackRock, Inc. had sole voting power with respect to 497,243,830 shares, sole investment power with respect to 585,412,837 shares, and shared voting power and shared investment power with respect to 255,632 shares.

(14) Consists of common stock held by the Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. According to a Schedule 13G/A filed with the SEC on February 10, 2016, the Vanguard Group had sole voting power with respect to 19,284,709 shares, sole investment power with respect to 564,611,981 shares, shared voting power with respect to 1,041,300 shares, and shared investment power with respect to 20,468,329 shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires our directors, executive officers, and anyone holding 10% or more of a registered class of our equity securities (reporting persons) to file reports with the SEC showing their holdings of, and transactions in, these securities. Based solely on a review of copies of such reports, and written representations from each reporting person that no other reports are required, we believe that for 2015 all reporting persons (including Mr. Holliday and Dr. Rose) filed the required reports on a timely basis under Section 16(a), except that a late Form 4 was filed on behalf of Mr. Greener to report a disposition of 1,734 shares in connection with a reallocation of his 401(k) plan portfolio.

DIRECTOR COMPENSATION

Our director compensation philosophy is implemented through a program designed to appropriately compensate our non-management directors for the time and effort required to serve as a director of a large, complex, and highly regulated global company and to align directors' and long-term stockholders' interests.

Annual payments are made after the non-management directors are elected by stockholders. Non-management directors who begin their Board or committee chair service other than at the annual meeting of stockholders receive a pro-rated amount of annual compensation. Mr. Moynihan receives no compensation for his services as our sole management director.

2015 Review and Changes

Our Compensation and Benefits Committee periodically reviews and recommends updates to our director compensation program, taking into account our director compensation philosophy and changes in market practices. During 2015, with assistance from Farient Advisors LLC (the Committee's independent compensation consultant), the Committee reviewed the annual director compensation and determined that our compensation level had fallen below a competitive level. Prior to this review, the annual cash award and restricted stock award amounts for non-management directors had not changed since 2006. This review took into account the pay practices at publicly traded companies including our primary competitor group of leading U.S. financial institutions. (See "Compensation Discussion and Analysis—Competitor Groups" at page 42 for more information about our competitor groups.) The Committee also considered the expansion of director responsibilities, including active involvement in our enhanced stockholder engagement program.

Based on that review, in June 2015 our Board approved an increase to the annual non-management director cash award from $80,000 to $100,000 and an increase to the annual restricted stock award from $160,000 to $200,000 (as shown in "Director Pay Components" below). The increase was applied on a pro-rated basis for the 2015-2016 director compensation cycle. No change was made to the Lead Independent Director compensation or the cash awards for the committee chairs in 2015.

Director Pay Components

The primary elements of annual compensation and incremental awards for our non-management directors are provided in the table below. Incremental awards recognize additional responsibilities and the time commitment of these critical board leadership roles.

Annual Award Components	Non-management Directors ($)	Incremental Awards for Board Leadership		
		Lead Independent Director ($)	Audit & Enterprise Risk Committee Chairs ($)	Compensation and Benefits, Corporate Governance, & Credit Committee Chairs ($)
Cash Award	100,000	50,000	40,000	20,000
Restricted Stock Award	200,000	100,000	N/A	N/A

The annual restricted stock award is made pursuant to the Bank of America Corporation Directors' Stock Plan. The number of restricted shares awarded is equal to the dollar value of the award divided by the closing price of our common stock on the NYSE on the grant date, rounded down to the next whole share, with cash paid for any fractional share. Dividends are paid on the award when they are paid on shares of our common stock. The annual restricted stock award is subject to a one-year vesting requirement. If a director retires before the one-year vesting date, a pro-rated amount of the award vests based on the number of days the director served during the vesting period before retirement. Any unvested amount of the award is forfeited.

Director Deferral Plan

Non-management directors may elect to defer all or a portion of their annual restricted stock or cash awards through the Bank of America Corporation Director Deferral Plan. When directors elect to defer their restricted stock award, their "stock account" is credited with a number of whole and fractional "stock units" that are equal in value to the restricted stock award and subject to the one-year vesting requirement applicable to restricted stock awards under the Directors' Stock Plan. Each stock unit is equal in value to a share of our common stock but because it is not an actual share of our common stock it does not have any voting rights. When directors elect to defer their cash award or any committee chair cash awards, they may choose to defer into either a stock account or a "cash account." Deferrals into a stock account are credited with dividend equivalents in the form of additional stock units and deferrals into the cash account are credited with interest at a long-term bond rate. Following retirement from our Board, a non-management director may receive the stock account balance (to the extent vested) and cash account balance in a single lump sum cash payment or in five or 10 annual cash installments, depending on the director's election.

Stock Retention Requirements and Hedging Prohibition for Non-management Directors

- Under our stock retention requirements, each non-management director is required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service. All non-management directors are in compliance with these requirements
- Our Code of Conduct prohibits our directors from hedging and speculative trading of company securities, including short sales and trading in options and derivatives

2015 DIRECTOR COMPENSATION

The following table shows the compensation our non-management directors earned for their services in 2015:

Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Sharon L. Allen	138,082	196,164	0	334,246
Susan S. Bies	98,082	196,164	102,423	396,669
Jack O. Bovender, Jr.	150,000	300,000	0	450,000
Frank P. Bramble, Sr.	138,082	196,164	0	334,246
Pierre J.P. de Weck	98,082	196,164	22,658	316,904
Arnold W. Donald	98,082	196,164	0	294,246
Charles K. Gifford	118,082	196,164	293,464	607,710
Charles O. Holliday, Jr. (retired)	0	0	0	0
Linda P. Hudson	98,082	196,164	0	294,246
Monica C. Lozano	118,082	196,164	0	314,246
Thomas J. May	118,082	196,164	0	314,246
Lionel L. Nowell, III	98,082	196,164	0	294,246
Clayton S. Rose (retired)	0	0	0	0
R. David Yost	98,082	196,164	5,000	299,246

(1) The amounts in this column represent the annual cash award plus any committee chair cash retainers paid in 2015, including amounts deferred under the Director Deferral Plan. For 2015 cash awards deferred under the Director Deferral Plan, our directors were credited with the stock units shown in the table below based on the closing price of our common stock on the NYSE on the date of deferral:

Director	Stock Units (#)	Value of Deferred Stock Units ($)
Arnold W. Donald	5,951.98	98,082
Thomas J. May	7,179.73	118,082
Lionel L. Nowell, III	5,951.98	98,082
R. David Yost	5,951.98	98,082

(2) The amounts in this column represent the aggregate grant date fair value of restricted stock awards granted during 2015, whether or not those awards were deferred under the Director Deferral Plan. The grant date fair value is based on the closing price of our common stock on the NYSE on the grant date. As of December 31, 2015, our non-management directors held the number of unvested shares of restricted stock or, if deferred, unvested stock units shown in the table below:

Director	Unvested Shares of Restricted Stock or Stock Units (#)
Sharon L. Allen	11,902
Susan S. Bies	11,902
Jack O. Bovender, Jr.	18,416
Frank P. Bramble, Sr.	11,904
Pierre J.P. de Weck	11,902
Arnold W. Donald	11,902
Charles K. Gifford	11,904
Charles O. Holliday, Jr. (retired)	0
Linda P. Hudson	11,904
Monica C. Lozano	11,904
Thomas J. May	11,904
Lionel L. Nowell, III	11,904
Clayton S. Rose (retired)	0
R. David Yost	11,904

(3) Our directors are eligible to participate in our matching gifts program, under which our charitable foundation matches up to $5,000 in donations made by our employees and active directors to approved charitable organizations. This program is also available to all U.S.-based, benefits eligible employees. The values above reflect that $5,000 was donated to charities on behalf of each of Mr. de Weck, Mr. Gifford, and Mr. Yost under the matching gifts program.

In connection with our company's annual strategic planning meeting in November 2015, spouses and guests of directors were invited. Pursuant to SEC rules, which do not require disclosure of perquisites for any director that in the aggregate are less than $10,000, the value of the spouse business-related travel expenses, or other business-related travel expenses, including ground transportation, commercial or third-party vendor aircraft travel (if any), meals, and any other incidental meeting-related expenses, is not included in the table above, except in the case of Mr. de Weck and Mr. Gifford.

Ms. Bies serves as chair of the board of directors of Merrill Lynch International (MLI), a United Kingdom subsidiary of Bank of America Corporation. For her services as a non-management director of MLI in 2015, Ms. Bies receives an annual cash retainer totaling £100,000 which is paid monthly. She received £66,667 in 2015 and will receive the remaining £33,333 in 2016. The retainers paid in 2015 are reported in the table above based on a weighted average exchange rate of 0.65 pounds sterling to one dollar. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

Mr. Gifford receives office space and secretarial support, which for 2015 had an aggregate incremental cost to our company of $288,286.

PROPOSAL 2: APPROVING OUR EXECUTIVE COMPENSATION (AN ADVISORY, NON-BINDING "SAY ON PAY" RESOLUTION)

We are seeking an advisory vote to approve our executive compensation for 2015. At our 2011 annual meeting of stockholders, a majority of stockholders voted to have a Say on Pay vote each year. As a result, we will conduct an advisory vote on executive compensation annually at least until the next stockholder advisory vote on the frequency of such votes.

Although the Say on Pay vote is advisory and is not binding on our Board, our Compensation and Benefits Committee will take into consideration the outcome of the vote when making future executive compensation decisions. At the 2015 annual meeting of stockholders, almost 95% of the votes cast favored our Say on Pay proposal. The Committee considered this result, and, in light of the strong support, maintained a consistent overall approach for 2015.

Our Board believes that our current executive compensation program appropriately links compensation realized by our executive officers to our performance and properly aligns the interests of our executive officers with those of our stockholders. The details of this compensation for 2015, and the reasons we awarded it, are described in "Compensation Discussion and Analysis," starting below.

Our Board recommends that our stockholders vote in favor of the following resolution:

> *"Resolved, that our stockholders approve, on an advisory basis, the compensation of our company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables, and any related material disclosed in this proxy statement."*

> **Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "Say on Pay" resolution) (Proposal 2).**

COMPENSATION DISCUSSION AND ANALYSIS

1. Executive Summary   30

  a. Executive Compensation Philosophy

  b. 2015 Executive Compensation Highlights

  c. Stockholder Outreach & Say on Pay Results

2. 2015 Company & Line of Business Performance   31

3. Executive Compensation Program Features   33

  a. Executive Pay Components & Variable Pay Mix

  b. Compensation Risk Management Features

    i. Pay Practices

    ii. Multiple Clawback & Cancellation Features

    iii. Stock Ownership & Retention Requirements

    iv. Equity Grant Timing

4. Compensation Decisions and Rationale   36

  a. Pay Evaluation & Decision Process

  b. Individual Performance

  c. 2015 Compensation Decisions

  d. Goals for Performance Restricted Stock Units

5. Other Compensation Topics   41

  a. Results for Performance Restricted Stock Units

  b. Competitor Groups

  c. Retirement Benefits

  d. Health and Welfare Benefits & Perquisites

  e. Tax Deductibility of Compensation

1. EXECUTIVE SUMMARY

a. Executive Compensation Philosophy

Our compensation philosophy ties our executive officers' pay to company, line of business, and individual performance over the short and long term. In addition, our executive compensation program provides a mix of salary, incentives, and benefits paid over time that we believe aligns executive officer and stockholder interests. Our Compensation and Benefits Committee has the primary responsibility for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers listed below. With respect to Mr. Moynihan's compensation, our Compensation and Benefits Committee makes a recommendation that is further reviewed and approved by the independent members of the Board.

Named Executive Officers	
Brian T. Moynihan	Chairman and Chief Executive Officer
Paul M. Donofrio	Chief Financial Officer
Geoffrey S. Greener	Chief Risk Officer
Terrence P. Laughlin	Vice Chairman and Head of Global Wealth & Investment Management
Thomas K. Montag	Chief Operating Officer
Bruce R. Thompson	Former Chief Financial Officer
David C. Darnell	Former Vice Chairman and Head of Global Wealth & Investment Management

b. 2015 Executive Compensation Highlights

- 2015 design is consistent with 2014, which received almost 95% stockholder support at our 2015 annual meeting
  - Mix of fixed and variable pay
  - Deferral of majority of variable pay through equity-based incentives
  - Clawback and cancellation features in all equity-based incentives
- Strong risk management practices that encourage sustainable performance over time
- Comprehensive Committee review of performance against financial and non-financial goals
- Total compensation awarded to Mr. Moynihan of $16 million for 2015, compared to $13 million for 2014
- 100% of Mr. Moynihan's variable pay awarded as equity-based awards; 50% as performance restricted stock units

c. Stockholder Outreach & Say on Pay Results

We conduct stockholder outreach throughout the year and provide stockholders with an annual opportunity to cast an advisory Say on Pay vote. We heard strong support for our 2014 compensation program and maintained a consistent overall approach for 2015. **Almost 95% of the votes cast at our 2015 annual meeting of stockholders favored our Say on Pay proposal**, which we believe affirms our stockholders' support of our company's 2015 executive compensation program. Stockholder input and the outcome of Say on Pay vote results will continue to influence future compensation decisions.



Historical Say on Pay Votes

2011	2012	2013	2014	2015
92.9%	92.9%	93.8%	93.5%	94.8%

2. 2015 COMPANY & LINE OF BUSINESS PERFORMANCE

In 2015 we earned net income of $15.9 billion, compared to $4.9 billion in 2014. We are doing more business with our customers and clients and continue to add clients consistent with our risk framework. We have simplified our company, we are managing risk, and we have rebuilt our financial foundation. We are making meaningful progress on a variety of measures and continue to connect all of our capabilities across our businesses by focusing on our five operating principles, which serve as guideposts for achieving our goals (for a discussion on our operating principles, see page 36). In a challenging environment, we delivered on promises to strengthen the balance sheet, lower expenses, maintain strong asset quality, and return more capital to stockholders.

Following are financial highlights and key measures of company and line of business performance that our Compensation and Benefits Committee considered in evaluating the performance of our named executive officers.

a. Company Performance

Earned net income of $15.9 billion in 2015, versus $4.9 billion in 2014

Achieved record capital and liquidity levels
Tangible Common Equity of $162 billion, increased by $10.4 billion[1]
Global Excess Liquidity Sources at $504 billion

Tangible book value per share increased 8% to $15.62[1]

Continued focus on expenses while investing in growth
Excluding litigation, noninterest expense down 5%[1]

Improved/increased client and customer activity in all areas, including: business referrals (increased 19% to 5 million); total loans (grew nearly $22 billion); and deposits (increased $78 billion)

Strong asset quality discipline drove continued low levels of net charge-offs and declines in delinquencies and nonperforming loans

$4.5 billion returned to common stockholders through repurchases and dividends

Total Stockholder Return

	Bank of America	Primary Competitor Group average	US G-SIB average	All G-SIB average	S&P 500 Index
One Year	(4.8%)	(3.3%)	(4.0%)	(2.2%)	1.4%
Three Year	48.2%	57.2%	56.5%	37.0%	52.6%
Five Year	30.2%	44.9%	45.2%	26.3%	80.7%

b. Line of Business Performance

Business ($ in Millions)	Total Revenue 2015	Total Revenue 2014	Provision for Credit Losses 2015	Provision for Credit Losses 2014	Noninterest Expense 2015	Noninterest Expense 2014	Net Income (Loss) 2015	Net Income (Loss) 2014
Consumer Banking	30,618	30,809	2,524	2,680	17,485	17,865	6,739	6,436
Global Wealth & Investment Management	18,001	18,404	51	14	13,843	13,654	2,609	2,969
Global Banking	16,919	17,607	685	322	7,888	8,170	5,273	5,769
Global Markets	15,067	16,188	99	110	11,310	11,862	2,496	2,705
Legacy Assets Servicing	3,430	2,676	144	127	4,451	20,633	(740)	(13,110)
Total Corporation[2]	83,416[3]	85,116[3]	3,161	2,275	57,192	75,117	15,888	4,833

(1) Not a financial measure under generally accepted accounting principles (GAAP). On a GAAP basis, common shareholders' equity was $233.9 billion and increased by $9.8 billion; book value per share increased 6% to $22.54; and noninterest expense was down 24%.

(2) Includes "All Other," which consists of Assets Liability Management activities, equity investments, the international consumer card business, liquidating businesses, residual expense allocations, and other items not shown in the table above.

(3) Revenue reported on fully taxable-equivalent (FTE) basis, which is a non-GAAP financial measure for the total corporation. Total revenue for the corporation on a GAAP basis was $82.507 billion for 2015 and $84.247 billion for 2014.

Consumer Banking



Consumer Banking offers a diversified range of credit, banking, and investment products and services to consumers and small businesses—includes Retail Banking and Preferred and Small Business Banking.

- Average deposits increased 6%; 88% of checking accounts now considered primary
- Average loans and leases increased 4%
- 18.7 million mobile banking customers, up 13%, and deposits made with mobile devices now account for 15% of all deposit transactions
- Total mortgage originations in Consumer Banking increased 24% to $53 billion
- U.S. credit and debit card purchase volumes increased by 4% and 2%, respectively
- Approximately 5 million new credit cards were issued in 2015

Global Wealth & Investment Management



Global Wealth & Investment Management provides investment and wealth management solutions to our affluent and ultra-high net worth clients—includes Merrill Lynch Wealth Management and U.S. Trust.

- Average deposits increased 2%
- Average loans and leases increased 10%; 23rd consecutive quarter of loan balance growth
- Client balances remained relatively steady at $2.5 trillion driven by market declines and partially offset by client balance flows
- Positive long-term assets under management flows for 26 consecutive quarters; $34 billion in 2015

Global Banking



Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions to clients, and underwriting and advisory services—includes Global Corporate Banking, Global Commercial Banking, Business Banking, and Global Investment Banking.

- Average deposits increased 2%
- Average loans and leases increased 7%
- Total Corporation investment banking fees, including self-led deals, of $5.8 billion
- Relationships with 81% of Global Fortune 500 and 96% of U.S. Fortune 1000

Global Markets



Global Markets offers sales and trading services, including research, to institutional clients across fixed-income, credit, currency, commodity, and equity businesses.

- Net income increased nearly 5% to $3.0 billion in 2015, excluding net debit valuation adjustments (DVA), primarily driven by lower noninterest expense
- Fixed-income, currency and commodities sales and trading revenue, excluding net DVA, decreased by 4% in a challenging trading environment
- Equities sales and trading revenue, excluding net DVA, increased by almost 6% driven by strong performance in derivatives and increased client activity in the Asia-Pacific region
- Average trading related assets decreased 4% as we continued to reduce risk and optimize our balance sheet

Legacy Assets Servicing



Legacy Assets Servicing (LAS) is responsible for our mortgage servicing activities related to residential first mortgage and home equity loans serviced for others and loans held by our company, including loans that have been designated for the LAS portfolio.

- Excluding litigation, noninterest expense decreased 28% due to lower default-related staffing and other default-related servicing expenses
- The number of 60+ day delinquent first mortgage loans declined 46% to 103,000 loans

The Committee believes the company and line of business performance highlights discussed above, as well as other company and business results, reflect management's progress in delivering responsible growth and continuing to streamline and simplify our company.

3. EXECUTIVE COMPENSATION PROGRAM FEATURES

a. Executive Pay Components & Variable Pay Mix

For each performance year, our Compensation and Benefits Committee determines the pay for our named executive officers. A portion of the compensation is delivered as base salary and the remainder as annual cash incentive (except for the CEO) and restricted stock units. The restricted stock units are divided into two components: time-based and performance-based. Our time-based awards vest ratably over three years (except for the CEO's cash-settled restricted stock units that vest over one year). Our performance-based awards are re-earned only by the achievement of performance metrics that require future core performance by our company over the defined three-year performance period. Consequently, the future performance of our company will impact the amount of pay our named executive officers will earn from the performance-based awards. This pay structure, with an emphasis on variable pay, serves a role in motivating our executives to deliver sustained stockholder value and achieve long-term goals.

The following chart provides an overview of the 2015 pay components for our named executive officers:

Performance Year 2015 Pay Components

Base Salary
- Determined based on job scope, experience, and market comparable positions; provides fixed income to attract and retain executives and balance risk-taking
- Semi-monthly cash payment through 2015

Annual Cash Incentive—except CEO
- Provides short-term variable pay for the performance year for non-CEO executives
- Single cash payment in February 2016

Cash-Settled Restricted Stock Units (CRSUs)—CEO only
- Track stock price performance over 1-year vesting period
- Vest in 12 equal installments from March 2016 – February 2017
- Cash-settled

Performance Restricted Stock Units (PRSUs)[1]
- Vest based on achievement of specific return on assets and growth in adjusted tangible book value goals over 3-year performance period
- Track company and stock price performance
- Encourage growth of earnings during the performance period
- If performance goals are achieved, the amount granted for 2015 will be earned and vest at the end of the performance period (2018)
- If threshold goals are not achieved, the entire award is forfeited
- Stock-settled to the extent earned
- See "Results for Performance Restricted Stock Units" on page 41 for the impact of company performance on the vesting and value of prior awards

Time-Based Restricted Stock Units (TRSUs)
- Track stock price performance over 3-year vesting period
- Align with sustained longer-term stock price performance
- Vest in three equal annual installments beginning in February 2017
- Stock-settled

Performance Year 2015 Variable Pay Mix

- A majority of variable pay is delivered as equity-based awards that balance short-term and long-term results
- The charts below illustrate the variable pay mix for our CEO and other named executive officers[1]



2015 CEO Variable Pay Mix



2015 Other NEOs Variable Pay Mix[1]

(1)   Does not apply to David C. Darnell, who is retiring in 2016.

b. Compensation Risk Management Features

Our Compensation and Benefits Committee believes that the design and governance of our executive compensation program encourages executive performance consistent with the highest standards of risk management.

i. Pay Practices

Below we highlight the key features of our executive compensation program, including the pay practices we have implemented to drive sustainable results, encourage executive retention, and align executive and stockholder interests. We also identify certain pay practices we have not implemented because we believe they do not serve our risk management goals or stockholders' long-term interests.

What We Do	What We Don't Do
✓ **Pay for performance** and allocate individual awards based on actual results and how results were achieved	✗ Change in control agreements for executive officers
✓ Use **balanced, risk-adjusted performance measures**	✗ Severance agreements for executive officers
✓ Review **feedback from independent control functions** in performance evaluations and compensation decisions	✗ Severance benefits to our executive officers exceeding two times base salary and bonus without stockholder approval per our policy
✓ Provide **appropriate mix of fixed and variable pay** to reward company, line of business, and individual performance	✗ Accrual of additional retirement benefits under any supplemental executive retirement plans (SERPs)
✓ **Defer a majority of variable pay** as equity-based awards	✗ Excise tax gross-ups upon change in control
✓ Apply **clawback features** to all executive officer variable pay	✗ Discounting, reloading, or re-pricing stock options without stockholder approval
✓ Require **stock ownership and retention** of a significant portion of equity-based awards	✗ Single-trigger vesting of equity-based awards upon change in control
✓ **Engage with stockholders** on governance and compensation	✗ Multi-year guaranteed incentive awards
✓ **Prohibit hedging and speculative trading of company stock,** including short sales and trading in options and derivatives	✗ Fixed-duration employment contracts with executive officers

Additionally, the "Compensation Governance and Risk Management" discussion beginning on page 19 contains more information about our Compensation Governance Policy and our compensation risk management practices. That section describes our Chief Risk Officer's review and certification of our incentive compensation programs and our Corporate General Auditor's risk-based review of our incentive plans. We also describe the extent to which our CEO participates in determining executive officer compensation, and the role of Farient Advisors LLC, the Committee's independent compensation consultant.

ii. Multiple Clawback & Cancellation Features

Our equity-based awards are subject to three separate and distinct features that can result in the awards being cancelled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. We believe these features encourage appropriate behavior and manage risk in our compensation program. Our named executive officers are subject to all three clawback and cancellation features.

	Detrimental Conduct Clawback	Performance-Based Cancellation	Incentive Compensation Recoupment Policy
Who	• Applies to approximately 22,000 employees who received equity-based awards as part of their 2015 compensation	• Applies to approximately 4,200 employees who are deemed to be "risk takers" and received equity-based awards as part of their 2015 compensation • "Risk takers" defined according to banking regulations and company policies	• Applies to all of our executive officers • Our policy covers a broader group of executives than required by the Sarbanes-Oxley Act, which covers only the CEO and Chief Financial Officer

When	• An employee engages in certain "detrimental conduct," including:
	  ○ illegal activity
	  ○ breach of a fiduciary duty
	  ○ intentional violation or grossly negligent disregard of our policies, rules, and procedures
	  ○ trading positions that result in a need for restatement or significant loss
	  ○ conduct constituting "cause"
		• Our company, a line of business, a business unit, or an employee experiences a loss outside of the ordinary course of business and the employee is found to be accountable based on:
		  ○ the magnitude of the loss
		  ○ the decisions that may have led to the loss
		  ○ the employee's overall performance
			• When fraud or intentional misconduct by an executive officer causes our company to restate its financial statements

What	• All unvested equity awards will be cancelled • Any previously vested award may be recouped, depending on the conduct	• All or part of the outstanding award may be cancelled	• Any incentive compensation may be recouped as determined by the Board or a Board committee • Any action necessary to remedy the misconduct and prevent its recurrence may be taken

Since 2011, all of our equity-based awards provide that they are subject to any final rules implementing the compensation clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") that the SEC and NYSE may adopt. We intend to update our policies to reflect applicable rules implementing the Dodd-Frank Act clawback requirements once those rules are finalized, released, and become effective.

In response to input received in our stockholder engagement, in 2015 we agreed to adopt an Incentive Compensation Forfeiture & Recoupment Disclosure Policy. Pursuant to this policy (which applies to events occurring on or after January 1, 2016, regardless of the date of the related forfeiture or clawback), we will disclose publicly the incentive forfeitures or clawbacks recovered from certain senior executives in aggregate pursuant to our Detrimental Conduct and Incentive Compensation Recoupment policies described above, subject to certain privacy, privilege, and regulatory limitations.

In response to further dialogue with stockholders in 2016, we seek to clarify that it is not our policy to provide for the vesting of equity awards upon an employee's voluntary resignation to enter government service. Employees who are not retirement eligible and who voluntarily resigned to enter government service have forfeited their unvested equity awards. We do not anticipate changing our approach.

iii. Stock Ownership & Retention Requirements

Our stock ownership and retention requirements align executive officer and stockholder interests by linking the value realized from equity-based awards to sustainable company performance. Beginning with awards granted for 2012, our Corporate Governance Guidelines require:

Minimum Shares of Common Stock Owned		Retention
Chief Executive Officer	500,000 shares	50% of net after-tax shares received from equity-based awards retained until one year after retirement
Other Executive Officers	300,000 shares	50% of net after-tax shares received from equity-based awards retained until retirement

For purposes of the stock ownership requirement:

- New executive officers have up to five years to be in compliance
- Full-value shares and units owned, awarded, or deemed beneficially owned are included in the calculation; PRSUs are included in the calculation only when they are earned; stock options are not included

iv. Equity Grant Timing

We generally grant equity-based awards on a pre-established award date that coincides with the date we pay cash incentive awards for the performance year to avoid any appearance of coordination of the timing of our grants with the release of material non-public information.

4. COMPENSATION DECISIONS AND RATIONALE

a. Pay Evaluation & Decision Process

Each year, our Compensation and Benefits Committee reviews our named executive officers' performance using a balanced and disciplined approach to determine their base salaries and variable compensation awards. The approach includes a full year assessment of financial results and the contributions of the executives to overall company and line of business performance, progress for delivering on our five operating principles (discussed below), and driving a strong risk culture. The Committee also considers various factors that collectively indicate successful management of our business, including:

- Year-over-year company, line of business, and individual performance, including financial and non-financial measures
- The manner in which results are achieved, adherence to risk and compliance policies, and the quality of earnings
- Accountability in driving a strong risk management culture and other core values of our company
- Our year-over-year performance relative to our established risk metrics
- Our performance relative to our primary competitor group

The Committee's evaluation includes a robust review of a performance scorecard aligned to our company's five operating principles:

Deliver for Stockholders	Customer Driven	Manage Risk	Operational Excellence	Great Place to Work

For each operating principle, the scorecard includes metrics tailored for each named executive officer based on company, line of business, risk, financial, and strategic priorities. The Committee evaluates individual performance without assigning weightings to these priorities.

The Committee also reviews market pay practices, compensation risk management, and governance practices. In addition, feedback from our independent control functions (i.e., audit, compliance, finance, human resources, legal, and risk) influences the Committee's assessment. For named executive officers other than our CEO, the Committee also considers our CEO's perspective. For 2015, the Committee also considered changes in role and scope of responsibility for some named executive officers.

The Committee's assessment of the factors above informs its compensation decisions. Compensation decisions are generally determined on a year-over-year basis without preset target levels of total compensation, without assigning weightings, and without formulaic benchmarking. For the CEO and the Chief Risk Officer, the Committee's pay recommendations are further reviewed and approved by the independent members of our Board and the Enterprise Risk Committee, respectively.

b. Individual Performance

Material factors considered in the Committee's assessment of individual performance are included for each of our named executive officers.

BRIAN T. MOYNIHAN

Chairman and Chief Executive Officer

Mr. Moynihan has served as the Chief Executive Officer of Bank of America Corporation since January 2010 and as Chairman of our Board since October 2014.

Performance Highlights:

- Continued to **simplify our company**, fortify the balance sheet, and reduce risk and cost
- **Stable total revenue and net income improvements** year-over-year; $82.5 billion and $15.9 billion in 2015, respectively, compared to $84.2 billion and $4.8 billion in 2014
- Maintained a **fortress balance sheet** with strong capital and liquidity levels; exceeded supplementary leverage ratios, global excess liquidity sources at a record level of $504 billion and time-to-required funding of over three years
- Returns **exceeded our cost of capital** in all core operating businesses, indicative of our focus on **responsible growth**
- **Drove improvements in operating leverage** through progress on the Simplify and Improve initiative, cost reduction measures, and reduced litigation expenses
- Improved the **global risk management operating model** significantly to drive a culture of proactive identification and management of risks across our company
- Continued to drive improvements in **global compliance processes**, people, and technology to drive ownership of compliance risk management throughout our company
- Executed **customer-driven strategy** resulting in five million referrals across businesses in 2015, up from four million in 2014
- Strengthened our **commitment to customers** through sustained momentum in company repositioning, resulting in improved brand favorability and highest customer satisfaction since 2005
- Continued commitment and focus on **diversity and inclusion** and **employee engagement** efforts across our company
- **Focused talent management** efforts resulted in new members of the leadership team and development of key roles to continue driving leadership strength and succession depth
- Focused on implementation of enterprise **technology roadmap**; further simplified the operating platform while maintaining strong and stable core platform availability
- Named to the 2015 **Dow Jones Sustainability Indices** (DJSI). Inclusion in the DJSI is a reflection of our ongoing work to embed responsible business practices across our company

For additional information on company performance, see "2015 Company & Line of Business Performance" on page 31.

PAUL M. DONOFRIO

Chief Financial Officer

Mr. Donofrio was appointed Chief Financial Officer (CFO) in August 2015, prior to which he held several roles within our company. As our Chief Financial Officer, he is responsible for the overall financial management of our company, including accounting, balance sheet management, financial planning and analysis, corporate treasury, investor relations, corporate investments, and tax.

Performance Highlights:

- Prior to his appointment as CFO, was the Head of Global Corporate Credit and Transaction Banking and then a Strategic Finance Executive in 2015
- Successfully transitioned to our company's management team and engaged and built relationships with investor communities and regulators
- Maintained a strong balance sheet with record capital and liquidity levels; exceeded targets for U.S. supplementary leverage ratios and time-to-required funding
- Aided upgrades in sell-side analysts' rating of our company from "sell" to "buy" through valuation calls and improved company performance

GEOFFREY S. GREENER

Chief Risk Officer

Mr. Greener is responsible for overseeing the governance and strategy for global risk management for our company, including relationships with key regulators and supervisory institutions worldwide. In addition, Mr. Greener assumed responsibility for our global compliance function in January 2015.

Performance Highlights:

- Enhanced risk management routines across our company through his leadership of the Management Risk Committee, as well as his dual reporting to the Board's Enterprise Risk Committee
- Deepened and strengthened our culture of pro-active risk management through numerous improvements, including implementation of a new risk identification process, and improved model risk management and global compliance programs
- Realigned the risk management organization and increased talent resulting in more effective and efficient management of all types of risk across the company
- Supported the company's responsible growth strategy by encouraging focus on strong client selection within our risk appetite
- Significant engagement with regulators to drive efficiency and effectiveness in managing risk

TERRENCE P. LAUGHLIN

Vice Chairman and Head of Global Wealth & Investment Management

In late 2015, Mr. Laughlin transitioned to his current position of Vice Chairman and Head of Global Wealth & Investment Management. Prior to this, Mr. Laughlin was the President of Strategic Initiatives with responsibility for Global Corporate Strategy, LAS, and our company's market engagement activities. Mr. Laughlin also is responsible for our U.K. credit card business.

Performance Highlights:

- Successfully assumed responsibility for the wealth management business, ending the year with an increase in deposits, loans and leases, and maintaining relatively steady client balances despite market declines
- Drove integration across lines of business and control functions, resulting in successful resubmission of CCAR and improved process for the future
- Strengthened processes across lines of business to drive company referrals (up 19% in 2015) and enhanced risk management controls in local markets, resulting in improved customer satisfaction
- Streamlined the LAS organization, resulting in 33% reduction in noninterest expenses, excluding litigation,[1] and improved the strength of the balance sheet through the reduction of Criticized Assets/Nonperforming Loans
- Oversaw the divestiture of our international wealth management business, serves on the board for Bank of America Merchant Services, representing the firm on the joint venture, and has leadership over our U.K. Card business

For additional details on LAS performance, see "2015 Company & Line of Business Performance" on page 31.

(1) Not a financial measure under generally accepted accounting principles (GAAP). On a GAAP basis noninterest expense for LAS was down 78%.

THOMAS K. MONTAG

Chief Operating Officer

Mr. Montag is responsible for all of our businesses that serve large companies and institutional investors in over 100 countries, including relationships with 96% of the U.S. Fortune 1000 companies and nearly 81% of the Fortune Global 500. Mr. Montag also manages our business banking, global research, and global markets sales and trading businesses.

Performance Highlights:
- Led businesses serving as a primary dealer in 17 countries with access to 100+ exchanges, trading more than 145 currency pairs
- Continued to receive industry-wide recognition for business performance
  - Named "Top Global Research Firm" by Institutional Investor for the 5th straight year
  - #1 U.S. Large Corporate Banking market penetration by Greenwich
  - #3 in reported Investment Banking fees by Dealogic
- Continued to optimize client coverage across 90 markets and 10,000 accounts to align to our most strategic clients and prospects
- Deepened client relationships in Global Banking and Global Markets with a focus on responsible growth
- Championed focus on conduct to continue to build leadership accountability within his businesses

For additional details on Global Banking and Global Markets performance, see "2015 Company & Line of Business Performance" on page 31.

BRUCE R. THOMPSON

Former Chief Financial Officer

Mr. Thompson was the Chief Financial Officer through July 2015, after which he continued as a key member of our company's executive management team, and is currently serving as Vice Chairman in Global Banking and Global Markets.

Performance Highlights:
- Built a strong balance sheet with record level of capital and liquidity levels; exceeded targets for U.S. supplementary leverage ratios and time-to-required funding
- Increased capital returned to stockholders to $4.5 billion via common stock repurchases and dividends
- Instilled greater confidence with investors and analysts through his role as primary spokesman for our company through July 2015 and his active engagement for the rest of the year
- Displayed strong leadership and fiduciary responsibility for our company and investors by ensuring a smooth transition to Mr. Donofrio

DAVID C. DARNELL

Former Vice Chairman and Head of Global Wealth & Investment Management

In 2015, Mr. Darnell was responsible for the bank's Global Wealth & Investment Management division, which includes Merrill Lynch Wealth Management and U.S. Trust. Mr. Darnell also worked across our company to execute our customer strategy and develop relationships with key clients throughout the United States. Mr. Darnell is retiring in 2016.

Performance Highlights:
- Led the wealth management businesses with $2.5 trillion in total client balances and more than 18,000 Wealth Advisors
- Continued to drive focus on deepening customer relationships by increasing inbound and outbound referrals in his organization through strong leadership and accountability
- Continued focus on identifying and mitigating business risks
- Strategically invested in advisor development programs and recruitment, resulting in 5% increase in the number of Wealth Advisors and achieving near historically low advisor attrition

For additional details on Global Wealth & Investment Management performance, see "2015 Company & Line of Business Performance" on page 31.

c. 2015 Compensation Decisions

For 2015, our Compensation and Benefits Committee continued to emphasize equity-based awards and did not change our named executive officers' base salaries. The Committee determined 2015 variable compensation in February 2016 after completing its review of annual performance as described in "Pay Evaluation & Decision Process" on page 36. The following table summarizes performance year 2015 compensation:

Name	Base Salary ($)	Annual Cash Incentive ($)	Cash-Settled Restricted Stock Units ($)	Performance Restricted Stock Units ($)	Time-Based Restricted Stock Units ($)	Total ($)
Brian T. Moynihan	1,500,000	—	4,350,000	7,250,000	2,900,000	16,000,000
Paul M. Donofrio	850,000	3,860,000	—	2,895,000	2,895,000	10,500,000
Geoffrey S. Greener	850,000	3,360,000	—	2,520,000	2,520,000	9,250,000
Terrence P. Laughlin	850,000	3,460,000	—	2,595,000	2,595,000	9,500,000
Thomas K. Montag	1,000,000	5,800,000	—	4,350,000	4,350,000	15,500,000
Bruce R. Thompson	850,000	3,960,000	—	2,970,000	2,970,000	10,750,000
David C. Darnell	1,000,000	3,200,000	—	—	4,800,000	9,000,000

Note: Some of the 2015 compensation above differs from the Summary Compensation Table on page 44. SEC rules require that the Summary Compensation Table include equity compensation in the year granted, while the Committee awards equity compensation after the performance year. Therefore, equity-based incentives granted in 2015 for the 2014 performance year are shown in the Summary Compensation Table as 2015 compensation. The equity-based incentives above were granted in 2016 for the 2015 performance year. The Summary Compensation Table also includes other elements of compensation not shown in the table above.

For a description of the pay components above, see "Executive Pay Components & Variable Pay Mix" on page 33.

d. Goals for Performance Restricted Stock Units

The Performance Restricted Stock Units (PRSUs) granted in February 2016 (based on 2015 performance) may be re-earned by meeting certain return on assets (ROA) and adjusted tangible book value (TBV) growth goals over a three-year performance period from 2016 to 2018. If the minimum goals are not met at the end of the performance period, the PRSUs will be forfeited without making any payment.

The PRSUs' performance metrics encourage focus on the efficient generation of net income for the long-term benefit of our stockholders. Under a hypothetical scenario, if our 2015 year-end assets of $2.14 trillion remained constant during the performance period, our company would need to earn $50.4 billion in aggregate net income from 2016-2018 to achieve the PRSUs' 100% target goal of a three-year average ROA of 80 bps. To illustrate the impact of the company's performance on the vesting and value of PRSUs, see the performance results for prior period awards under "Results for Performance Restricted Stock Units" on page 41.

The performance year 2015 PRSU goals are outlined in the chart below:

Three-year Average ROA[1] (50% Weighting)		Three-year Average Growth in Adjusted TBV[2] (50% Weighting)	
Goal	% Earned	Goal	% Earned
Less than 50bps	0%	Less than 5.25%	0%
50bps	33⅓%	5.25%	33⅓%
65bps	66⅔%	7.00%	66⅔%
80bps	100%	8.50%	100%
100bps	125%	11.50%	125%

(1)   **Three-year Average ROA** means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" means our return on average assets as reported in our Form 10-K, determined in accordance with GAAP in effect as of January 1, 2016.

(2)   **Three-year Average Growth in Adjusted TBV** means the average for the three-year performance period of the year-over-year percentage change in "adjusted tangible book value" measured as of December 31 each year. For this purpose, "adjusted tangible book value" will equal our total common stockholders' equity, less the impact of any capital actions approved by the Federal Reserve Board and our company's Board and taken by our company during the performance period, and less the sum of the carrying value of (i) goodwill, and (ii) intangible assets excluding mortgage servicing rights, adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). These amounts are to be measured using the ending balance as of December 31 each year and determined in accordance with GAAP in effect as of January 1, 2016.

PRSUs are forfeited if results are below the minimum goals. Any portion of the PRSUs achieved above 33⅓% will be interpolated on a straight-line basis between the two nearest goals. For any portion of the PRSU goals achieved up to 100%, payment will be made at the end of the performance period. For any portion of the PRSU goals achieved above 100%, up to a maximum of 125%, payment will be deferred an additional two years.

5. OTHER COMPENSATION TOPICS

a. Results for Performance Restricted Stock Units

Our named executive officers were granted Performance Restricted Stock Units (PRSUs) in February of each year from 2011 through 2015 as set forth in the table below, except for Mr. Donofrio, Mr. Greener, and Mr. Laughlin. Mr. Donofrio, appointed Chief Financial Officer in 2015, has none of the PRSUs shown in the table below. Mr. Greener, appointed Chief Risk Officer in 2014, received only the 2015 PRSUs. Mr. Laughlin, who was first appointed as an executive officer in 2011, was awarded all except the 2011 PRSUs.

- At the end of 2015, the 2011, 2012, and 2013 PRSUs were paid based on the achievement of the applicable company performance goals
  - The 2011 and 2013 PRSUs completed their performance periods at the end of 2015 and any unearned PRSUs have been forfeited. Results for the 2013 PRSUs were below target and are reflected in the final payout
  - The PRSU results were mainly impacted by the financial effect of legacy issues from 2012 through 2014, resulting in substantial discounts to previously earned awards
  - Our PRSUs must be re-earned over the performance period, and results are not adjusted for the impact of legacy litigation, fines, penalties, credit costs, and other unanticipated events. Therefore, the PRSU vesting results align management interests with those of stockholders

The key features of these PRSUs by performance year (PY) are shown below:

PRSU Award	Performance Period	Performance Measure	PRSU Results		
			% Earned through 2014	% Earned in 2015	Total % Earned
2011 PRSUs (for PY2010)	2011 – 2015 **(Completed)**	Return on Assets (Rolling four-quarters)	40%	51% (76bps)	91% (9% forfeited)
2012 PRSUs (for PY2011)	2012 – 2016		40%	51% (76bps)	91%
2013 PRSUs (for PY2012)	2013 – 2015 **(Completed)**	50% three-year average Return on Assets (ROA) 50% three-year average Growth in Adjusted Tangible Book Value (TBV)	Not Applicable[1]	42% (51bps ROA; 6% growth in adjusted TBV)	42% (58% forfeited)
2014 PRSUs (for PY2013)	2014 – 2016		Not Applicable[1]		
2015 PRSUs (for PY2014)	2015 – 2017				

(1) Award cannot be earned until the conclusion of the three-year performance period.

The performance results above have been determined for the applicable performance period in accordance with the award terms, which provide for calculation under the GAAP standards in place as of January 1 of the year the award was granted. As a result, the performance results do not reflect any subsequent changes to GAAP, and may differ from the results reported under GAAP in our company's audited financial statements.

b. Competitor Groups

Our Compensation and Benefits Committee periodically reviews compensation practices of three competitor groups:

- Our primary competitor group includes five leading U.S. financial institutions—we compete directly with them for customers, employees, and investors, and they follow similar economic cycles to our own
- Leading international financial institutions for perspectives on the global financial services industry
- Leading U.S.-headquartered companies of similar size and global scope for perspective across industries

The Committee used the following 2015 competitor groups periodically to evaluate market trends in executive compensation and relative performance, but without any formulaic benchmarking.

Primary Competitor Group: Leading U.S. Financial Institutions	Leading International Financial Institutions	Leading Group of Global Companies Headquartered in the U.S. Spanning all Industries	
Citigroup	Banco Santander	Abbott Laboratories	IBM
Goldman Sachs	Barclays	AT&T	Intel
JPMorgan Chase	BNP Paribas	Chevron	Johnson & Johnson
Morgan Stanley	Credit Suisse	Cisco	PepsiCo
Wells Fargo	Deutsche Bank	Coca-Cola	Pfizer
	HSBC	ConocoPhillips	Philip Morris International
	Royal Bank of Scotland	Exxon Mobil	Procter & Gamble
	UBS	General Electric	Verizon
		Hewlett-Packard Company	Wal-Mart

c. Retirement Benefits

We provide our named executive officers the opportunity to save for their retirement via employee and employer contributions to qualified and nonqualified defined contribution plans on the same terms as other U.S.-based salaried employees. These plans help us attract and retain key people by providing a means to save for retirement.

Certain named executive officers also participate in various frozen qualified and nonqualified defined benefit pension plans. For more information about these plans, see "Pension Benefits Table" and "Nonqualified Deferred Compensation Table" on pages 52 and 54, respectively.

d. Health and Welfare Benefits & Perquisites

Our named executive officers receive health and welfare benefits, such as medical, life, and long-term disability coverage, under plans generally available to all other U.S.-based salaried employees. Because we have internal expertise on financial advisory matters, we do not charge fees to our named executive officers for their use of our financial advisory services for personal needs. We also may provide certain named executive officers with secured parking. In limited circumstances, we allow spouses to accompany executives traveling for a business-related purpose and pay for other incidental expenses. Our policy provides for the use of corporate aircraft by senior management for approved emergency travel. Pursuant to his aircraft time-sharing agreement, our CEO reimburses our company for costs related to his use of our aircraft for commuting. Mr. Donofrio is covered by our Tax Equalization Program because of his temporary assignment during 2010-2011 to the United Kingdom. Under this program, our company is responsible for additional U.S. or foreign taxes due, if any, as a direct result of an employee's international assignment, and the employee remains responsible for the amount of taxes incurred had the employee continued to live and work in his or her home country. In recognition of his many years of service, our company also presented Mr. Darnell with certain nonmonetary retirement gifts of company memorabilia.

e. Tax Deductibility of Compensation

Under the Internal Revenue Code, a public company is limited to a $1 million deduction for compensation paid to its CEO or any of its three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed at year-end. This limitation does not apply to compensation that meets the tax code requirements for qualifying performance-based compensation (compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2015, payments of annual cash incentive awards and equity-based incentive awards under the Executive Incentive Compensation Plan, and certain performance restricted stock units under the Bank of America Corporation Key Employee Equity Plan, may satisfy the requirements for deductible compensation, but the Committee retains the discretion to make awards and pay our executives amounts that do not qualify as deductible compensation.

COMPENSATION AND BENEFITS COMMITTEE REPORT

Our Compensation and Benefits Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately precedes this report. Based on this review and discussion, our Compensation and Benefits Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2015.

Submitted by the
Compensation and Benefits Committee of the Board:

Monica C. Lozano, Chair
Pierre J.P. de Weck
Arnold W. Donald
Linda P. Hudson
R. David Yost

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table shows compensation paid, accrued, or awarded with respect to our named executive officers during the years indicated:

2015 Summary Compensation Table[1]

Name and Principal Position[2]	Year	Salary ($)[3]	Bonus ($)[3][4]	Stock Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Brian T. Moynihan Chairman and Chief Executive Officer	2015	1,500,000	0	11,791,073	0	100,505	431,776	13,823,354
	2014	1,500,000	0	12,545,091	0	764,849	532,459	15,342,399
	2013	1,454,167	0	11,142,643	0	44,796	497,751	13,139,357
Paul M. Donofrio Chief Financial Officer	2015	645,833	3,860,000	5,959,618	0	0	124,937	10,590,388
Geoffrey S. Greener Chief Risk Officer	2015	850,000	3,360,000	4,398,594	0	1,013	49,446	8,659,053
Terrence P. Laughlin Vice Chairman and Head of Global Wealth & Investment Management	2015	850,000	3,460,000	4,398,594	0	0	51,506	8,760,100
Thomas K. Montag Chief Operating Officer	2015	1,000,000	5,800,000	7,997,416	0	0	17,500	14,814,916
	2014	1,000,000	5,200,000	8,731,394	0	0	17,500	14,948,894
	2013	987,500	5,800,000	8,258,655	0	0	20,146	15,066,301
Bruce R. Thompson Former Chief Financial Officer	2015	850,000	3,960,000	6,090,356	0	19,545	53,011	10,972,912
	2014	850,000	3,960,000	6,714,134	0	18,997	56,914	11,600,045
	2013	850,000	4,460,000	6,141,050	0	19,599	52,497	11,523,146
David C. Darnell Former Vice Chairman and Head of Global Wealth & Investment Management	2015	1,000,000	3,200,000	4,767,702	0	331,910	54,671	9,354,283
	2014	1,000,000	3,100,000	5,419,484	0	408,690	56,164	9,984,338
	2013	987,500	3,600,000	5,233,508	0	538,883	53,384	10,413,275

(1) SEC rules require the Summary Compensation Table to include in each year's amount the aggregate grant date fair value of stock awards granted during the year. Typically, we grant stock awards early in the year as part of total year-end compensation awarded for prior year performance. As a result, the amounts for stock awards generally appear in the Summary Compensation Table for the year after the performance year upon which they were based, and therefore the Summary Compensation Table does not fully reflect our Compensation and Benefits Committee's view of its pay-for-performance executive compensation program for a particular performance year. For example, amounts shown as 2015 compensation in the "Stock Awards" column reflect stock awards granted in February 2015 for 2014 performance. See "Compensation Discussion and Analysis" on page 29 for a discussion about how the Committee viewed its 2015 compensation decisions for the named executive officers.

(2) Mr. Thompson served as Chief Financial Officer until August 1, 2015, at which time Mr. Donofrio succeeded him. Prior to that time, Mr. Donofrio served as the Head of Global Corporate Credit and Transaction Banking and then as a Strategic Finance Executive in 2015. Mr. Laughlin served as President of Strategic Initiatives until July 23, 2015 and then as Vice Chairman during the remainder of 2015. Mr. Darnell served as Vice Chairman and Head of Global Wealth & Investment Management during all of 2015, and then retired from his executive officer position as of January 1, 2016. All other listed named executive officer positions are those held as of December 31, 2015.

(3) Includes any amounts deferred under our qualified and nonqualified 401(k) plans. See "Nonqualified Deferred Compensation Table" on page 54.

(4) Amounts reflect annual cash incentive awards received by the named executive officers for performance in the applicable year.

(5) Amounts shown are the aggregate grant date fair value of CRSUs, PRSUs, and TRSUs granted in the year indicated. Grants of stock-based awards (excluding CRSUs) include the right to receive cash dividends only if and when the underlying award becomes vested. The grant date fair value is based on the closing price of our common stock on the applicable grant date ($16.61). For the PRSUs granted in 2015, the actual number of PRSUs earned (0% up to the maximum level of 125%) will depend on our company's future achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2017. Values in the Stock Awards column assume that 100% (the target level) of the PRSUs granted would vest as the probable outcome for purposes of determining the grant date fair value. See "Grants of Plan-Based Awards Table" on page 47 for a description of the CRSUs, PRSUs, and TRSUs granted in 2015. The following table shows the grant date fair value of the PRSUs included in the Stock Awards column at the level assumed as the probable outcome (100%, or the target level) and at the maximum (125%) level:

Name	Target PRSUs ($)	Maximum PRSUs ($)
Brian T. Moynihan	5,895,537	7,369,409
Paul M. Donofrio	—	—
Geoffrey S. Greener	2,199,297	2,749,121
Terrence P. Laughlin	2,199,297	2,749,121
Thomas K. Montag	3,998,708	4,998,381
Bruce R. Thompson	3,045,178	3,806,464
David C. Darnell	2,383,851	2,979,801

(6) The following table shows the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation for the named executive officers:

Name	Change in Pension Value ($)	Above-Market Earnings on Nonqualified Deferred Compensation ($)
Brian T. Moynihan	44,313	56,192
Paul M. Donofrio	(4,856)	0
Geoffrey S. Greener	1,013	0
Terrence P. Laughlin	(20,176)	0
Thomas K. Montag	0	0
Bruce R. Thompson	19,545	0
David C. Darnell	331,910	0

The "Change in Pension Value" equals the change in the actuarial present value of all pension benefits from December 31, 2014 to December 31, 2015. For this purpose, in accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension Benefits Table" on page 52.

Effective June 30, 2012, Bank of America froze pension plan accruals under all of its U.S. pension plans for all employees. As a result, the named executive officers are not accruing any additional pension benefits with respect to any compensation or service after June 30, 2012.

For Mr. Moynihan and Mr. Darnell, the amounts reported above under "Change in Pension Value" result primarily because each has frozen annuity benefits under legacy SERPs. The monthly annuity benefit amount for each has not changed since the SERPs were frozen. However, the present value of their benefits increases each year because each is a year closer to retirement age.

The above-market earnings on nonqualified deferred compensation result from Mr. Moynihan's participation in a legacy FleetBoston deferred compensation plan that includes a 12% annual interest crediting rate for certain prior year deferrals. See "Nonqualified Deferred Compensation Table" on page 54.

(7)   The following table shows all amounts included in the "All Other Compensation" column for each named executive officer in 2015:

2015 All Other Compensation Table

Name	Benefit, Tax, and Financial Advisory Services ($)	Use of Corporate Aircraft ($)	Matching & Other Employer Contributions to Qualified Plans ($)	Tax Equalization ($)	Secured Parking/ Business Related Gifts & Guest Travel ($)	Total ($)
Brian T. Moynihan	29,763	380,323	20,000	—	1,690	431,776
Paul M. Donofrio	29,763	0	20,000	74,926	248	124,937
Geoffrey S. Greener	29,763	0	17,500	—	2,183	49,446
Terrence P. Laughlin	29,763	0	20,000	—	1,743	51,506
Thomas K. Montag	0	0	17,500	—	0	17,500
Bruce R. Thompson	29,763	0	20,000	—	3,248	53,011
David C. Darnell	29,763	0	20,000	—	4,908	54,671

For certain amounts reported in the table, the incremental cost to us in providing the benefits differs from the out-of-pocket cost and is determined as follows:

Benefit	Determination of Incremental Cost
Benefit, Tax, and Financial Advisory Services	Determined using a method that takes into account our actual direct expenses (such as rent, compensation and benefits, and travel) paid with respect to our employees who provide benefit, tax, and financial advisory services to our executive officers and other eligible executives.
Use of Corporate Aircraft	For corporate-owned or leased aircraft, determined using a method that takes into account all variable costs such as landing fees, aircraft fuel expense, and plane repositioning costs. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries and the acquisition costs of corporate-owned or leased aircraft. For aircraft provided by a third-party vendor, determined using a method that takes into account the contracted per-hour costs, fuel charges, segment fees, and taxes, as well as a proportional share of the monthly management fee and insurance costs. Aggregate incremental cost, if any, of travel by the executive officer's spouse or guest when accompanying the executive officer for business-related purposes also is included.
Secured Parking	Determined based upon the monthly rental that we would charge to third parties for comparable parking in the same corporate-owned parking structure.

All use of our corporate aircraft by our named executive officers in 2015 was consistent with our policy. The amount shown for Mr. Moynihan for use of corporate aircraft reflects the aggregate incremental cost to our company for elements of business and/or business development related flights. While we generally do not consider such amounts as compensation to Mr. Moynihan, SEC rules require that we include in the Summary Compensation Table the value of certain flights or portions of certain flights as a perquisite. Under his aircraft time-sharing agreement, during 2015 Mr. Moynihan reimbursed our company for the incremental cost of certain other flights on our corporate aircraft.

The amount shown for Mr. Donofrio as a Tax Equalization represents expatriate tax equalization payments from trailing income (e.g., previously granted TRSUs) related to his temporary assignment to the United Kingdom prior to becoming Chief Financial Officer. In accordance with our expatriate program, our company is responsible for foreign or additional U.S. taxes due, if any, as a direct result of an employee's international assignment, and the employee remains responsible for the amount of taxes incurred had the employee continued to live and work in his or her home country.

The amount shown for Mr. Darnell includes the incremental cost to us of certain nonmonetary gifts of company memorabilia that were presented to him in recognition of his upcoming retirement.

Spouses and guests of named executive officers were invited to our company's annual strategic planning meeting in November 2015. The table includes any incremental cost to us of any named executive officer's spouse or guest business-related travel expenses and any other incidental meeting-related expenses.

The table does not include any amounts for personal benefits provided to our named executive officers for which we believe there is no aggregate incremental cost to us, including use of corporate-owned or -leased apartments and vehicles, and travel by spouses or guests on corporate or third-party vendor aircraft and the use of ground transportation and shared lodging when accompanying an executive for a business-related purpose. Also, in connection with our ongoing support of colleges and universities and their scholarly pursuits on topics of importance to society and our industry, our company sponsored a gift of $1 million to endow a chair at Wake Forest University in business ethics and culture. In recognition of Mr. Darnell's substantial service to our company, his upcoming retirement, and his affiliation with the university, the chair is to be named in his honor. Mr. Darnell did not have any prior awareness of this gift, and he will not receive any pecuniary benefit from it; therefore, we do not consider it to be reportable compensation to him.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows additional information regarding CRSUs, PRSUs, and TRSUs granted to our named executive officers in February 2015 that were awarded for 2014 performance. For information about equity-based awards granted to our named executive officers in February 2016 for performance during 2015 see "Compensation Discussion and Analysis" beginning on page 29.

Grants of Plan-Based Awards in 2015

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
				Threshold (#)	Target (#)	Maximum (#)		
Brian T. Moynihan	CRSU	2/13/2015	2/10/2015	—	—	—	212,963	3,537,315
	PRSU	2/13/2015	2/10/2015	118,313	354,939	443,673	—	5,895,537
	TRSU	2/13/2015	2/10/2015	—	—	—	141,976	2,358,221
Paul M. Donofrio[2]	TRSU	2/13/2015	1/28/2015	—	—	—	358,797	5,959,618
Geoffrey S. Greener	PRSU	2/13/2015	2/9/2015	44,136	132,408	165,510	—	2,199,297
	TRSU	2/13/2015	2/9/2015	—	—	—	132,408	2,199,297
Terrence P. Laughlin	PRSU	2/13/2015	2/9/2015	44,136	132,408	165,510	—	2,199,297
	TRSU	2/13/2015	2/9/2015	—	—	—	132,408	2,199,297
Thomas K. Montag	PRSU	2/13/2015	2/9/2015	80,247	240,741	300,926	—	3,998,708
	TRSU	2/13/2015	2/9/2015	—	—	—	240,741	3,998,708
Bruce R. Thompson	PRSU	2/13/2015	2/9/2015	61,111	183,334	229,167	—	3,045,178
	TRSU	2/13/2015	2/9/2015	—	—	—	183,334	3,045,178
David C. Darnell	PRSU	2/13/2015	2/9/2015	47,839	143,519	179,398	—	2,383,851
	TRSU	2/13/2015	2/9/2015	—	—	—	143,519	2,383,851

(1) The number of CRSUs, PRSUs, and TRSUs granted in 2015 was calculated by dividing the original award value determined by our Compensation and Benefits Committee by the average closing price of our common stock for the 10-day period ending on, and including, the grant date. Because the grant date fair value is based on the closing price of our common stock on the grant date ($16.61), the dollar amount of the grant date fair value will differ slightly from the original award value determined by our Compensation and Benefits Committee. For additional information about the applicable assumptions for determining the grant date fair value of restricted stock awards, see footnote 5 to the Summary Compensation Table.

(2) Mr. Donofrio was not yet an executive officer of our company when his equity-based awards for performance year 2014 were granted. Consistent with our compensation practices for similarly situated executives, his February 2015 equity-based awards consisted solely of cash-settled TRSUs.

EIC Plan Awards. The Executive Incentive Compensation Plan (EIC Plan) allows us to provide annual incentive compensation to our named executive officers that may be deductible by our company without regard to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. Under the EIC Plan, our stockholders have authorized an annual award for each participant of up to 0.20% of our net income. The Committee selects the participants for each performance year, and can award participants any amount up to the maximum in any combination of cash, restricted stock, or restricted stock units.

The cash awards for performance year 2015 that are shown under the 2015 "Bonus" column in the Summary Compensation Table were made under the EIC Plan for participating named executive officers, which included each named executive officer except Mr. Donofrio. The CRSU and TRSU awards for performance year 2014 that are included under the 2015 "Stock Awards" column in the Summary Compensation Table also were made under the EIC Plan for participating named executive officers, which included each named executive officer except Mr. Donofrio and Mr. Greener.

Equity-based Awards Granted in 2015 for Performance in 2014. The following describes the material terms of the CRSUs, PRSUs, and TRSUs granted to our named executive officers in February 2015 for their performance in 2014:

Clawbacks and Covenants Applicable to All Equity-based Awards
- Each equity-based award may be forfeited or recouped for detrimental conduct or the violation of anti-hedging/derivative transactions policies
- Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, and (ii) under any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act

CRSUs (only for Mr. Moynihan)
- This CRSU award granted in February 2015 vests and pays monthly in cash over 12 months from March 2015 through February 2016, based on the closing price of our common stock as of the 13th day of each month
- Any unpaid portion of the award is vested in full and immediately paid in case of termination of employment due to death or disability, and is forfeited for any other termination of employment during the vesting period

PRSUs
- The PRSUs granted in February 2015 are re-earned based on return on assets (ROA) and growth in adjusted tangible book value (TBV) goals over a three-year performance period from January 1, 2015 through December 31, 2017. The following highlights the performance metrics and goals of these PRSU awards:
  - "Three-year Average ROA" means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" means our return on average assets as reported in our Form 10-K, determined in accordance with GAAP in effect as of January 1, 2015
  - "Three-year Average Growth in Adjusted TBV" means the average for the three-year performance period of the year-over-year percentage change in "adjusted tangible book value" measured as of December 31 each year. For this purpose, "adjusted tangible book value" will equal our total common stockholders' equity less the impact of any capital actions approved by the Federal Reserve Board and our company's Board and taken by our company during the performance period, and less the sum of the carrying value of (i) goodwill, and (ii) intangible assets excluding mortgage servicing rights, adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). These amounts are to be measured using the ending balance as of December 31 each year and determined in accordance with GAAP in effect as of January 1, 2015
  - The awards are equally weighted with 50% based on ROA goals and 50% based on adjusted TBV growth goals. The portion of the PRSUs earned for the performance period depends on the level of our average ROA and adjusted TBV growth. No PRSUs will be earned if results are below the minimum goals. Results above the 33⅓% goal will be interpolated on a straight-line basis between the two nearest goals

Three-year Average ROA (50% Weighting)		Three-year Average Growth in Adjusted TBV (50% Weighting)	
Goal	% Earned	Goal	% Earned
Less than 50bps	0%	Less than 5.25%	0%
50bps (threshold)	33⅓%	5.25% (threshold)	33⅓%
65bps	66⅔%	7.00%	66⅔%
80bps (target)	100%	8.50% (target)	100%
100bps (maximum)	125%	11.50% (maximum)	125%

- Any PRSUs earned for the performance period up to the 100% goal will be settled on March 1, 2018 in cash based on the closing price of our common stock on the settlement date. Any portion of the PRSUs earned above the 100% goal will be settled in cash on March 1, 2020
- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable

- To encourage sustainable, long-term performance, PRSUs are subject to performance-based cancellation, and payment on a settlement date is specifically conditioned on our company or the applicable lines of business remaining profitable over the performance period. If a loss is determined to have occurred, our Compensation and Benefits Committee, together with key control functions, will review losses and the executive officer's accountability. The Committee will then make a final determination to either take no action or to cancel all or a portion of the part of the executive officer's award otherwise payable as of the applicable settlement date. All such determinations will be final and binding
- The following chart shows how the PRSUs are treated if a named executive officer terminates employment:

Reason for Termination	Impact on Vesting and Payment Date
Death	Full vesting at the maximum level; immediate payment
Disability	Continue to earn and pay per schedule, subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation
Involuntary for cause[2]	Cancelled
Involuntary without cause or voluntary	Cancelled, unless eligible for Qualifying Termination
Qualifying Termination[3]	Continue to earn and pay per schedule, provided the executive officer does not subsequently work for a competitive business and annually provides a written certification of compliance and subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation

(1) Covenants for vesting purposes are nonsolicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies. Awards also are subject to recoupment (i) under our Incentive Compensation Recoupment Policy, (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies, and (iii) any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act.

(2) For purposes of these awards, "cause" is generally defined as a termination of an employee's employment if it occurs in conjunction with a determination that the employee has (i) committed an act of fraud or dishonesty in the course of his employment; (ii) been convicted of (or pleaded no contest with respect to) a crime constituting a felony; (iii) failure to perform job function(s), which Bank of America views as being material to their position and the overall business of Bank of America Corporation and its subsidiaries under circumstances where such failure is detrimental to Bank of America Corporation or any subsidiary; (iv) materially breached any written policy applicable to employees of Bank of America Corporation and its subsidiaries, including, but not limited to, the Bank of America Corporation Code of Conduct and General Policy on Insider Trading; or (v) made an unauthorized disclosure of any confidential or proprietary information of Bank of America Corporation or its subsidiaries or has committed any other material violation of Bank of America's written policy regarding Confidential and Proprietary Information.

(3) A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or "cause") after the executive has met certain specified age and/or service requirements. For most of the named executive officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Montag has a special eligibility standard set forth in his offer letter. Currently, each of the named executive officers, except Mr. Greener, meets the applicable requirements for a Qualifying Termination.

TRSUs to All of the Named Executive Officers

- The TRSUs granted in February 2015 vest ratably over three years and are, except in the case of the TRSUs granted to Mr. Donofrio, payable in shares of our common stock, net of applicable taxes. The TRSUs granted in February 2015 to Mr. Donofrio settle in cash based on the closing price of our common stock on the settlement date
- Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable
- Treatment upon termination of employment is substantially the same as for the PRSUs noted above
- The TRSUs are subject to substantially the same performance-based cancellation as the PRSUs noted above in case of losses during the vesting period

YEAR-END EQUITY VALUES AND EQUITY EXERCISED OR VESTED TABLE

The following table shows certain information about unexercised options and unvested restricted stock awards as of December 31, 2015:

Outstanding Equity Awards as of December 31, 2015

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares/ Units of Stock That Have Not Vested (#)	Market Value of Shares/ Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares/Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares/ Units of Stock That Have Not Vested ($)[1]
Brian T. Moynihan	180,000	—	44.36	2/15/2016	316,564[2]	5,327,772	—	—
	200,000	—	53.85	2/15/2017	271,679[3]	4,572,358	47,944[4]	806,898
	166,667	—	42.70	2/15/2018	194,509[5]	3,273,586	—	—
	—	—	—	—	61,750[6]	1,039,253	—	—
	—	—	—	—	100,161[7]	1,685,710	375,601[8]	6,321,365
	—	—	—	—	141,976[9]	2,389,456	443,673[10]	7,467,017
	—	—	—	—	35,494[11]	597,364	—	—
Paul M. Donofrio	22,680	—	44.36	2/15/2016	166,248[6]	2,797,954	—	—
	65,100	—	53.85	2/15/2017	224,360[7]	3,775,979	—	—
	26,250	—	42.70	2/15/2018	358,797[9]	6,038,554	—	—
Geoffrey S. Greener	—	—	—	—	85,220[6]	1,434,253	—	—
	—	—	—	—	162,260[7]	2,730,836	—	—
	—	—	—	—	132,408[9]	2,228,427	165,510[10]	2,785,533
Terrence P. Laughlin	—	—	—	—	178,982[3]	3,012,267	31,585[4]	531,576
	—	—	—	—	75,515[5]	1,270,917	—	—
	—	—	—	—	59,933[6]	1,008,672	—	—
	—	—	—	—	97,958[7]	1,648,633	146,936[8]	2,472,933
	—	—	—	—	132,408[9]	2,228,427	165,510[10]	2,785,533
Thomas K. Montag	2,102,216	—	30.71	8/4/2018	500,205[2]	8,418,450	—	—
	—	—	—	—	468,302[3]	7,881,523	82,642[4]	1,390,865
	—	—	—	—	192,221[5]	3,235,079	—	—
	—	—	—	—	76,279[6]	1,283,776	—	—
	—	—	—	—	174,280[7]	2,933,132	261,419[8]	4,399,682
	—	—	—	—	240,741[9]	4,051,671	300,926[10]	5,064,585
Bruce R. Thompson	21,000	—	44.36	2/15/2016	255,350[2]	4,297,541	—	—
	24,500	—	53.85	2/15/2017	352,189[3]	5,927,341	62,152[4]	1,046,018
	81,900	—	42.70	2/15/2018	107,200[5]	1,804,176	—	—
	—	—	—	—	85,080[6]	1,431,896	—	—
	—	—	—	—	134,015[7]	2,255,472	201,022[8]	3,383,200
	—	—	—	—	183,334[9]	3,085,511	229,167[10]	3,856,881
David C. Darnell	105,000	—	44.36	2/15/2016	185,391[2]	3,120,131	—	—
	105,000	—	53.85	2/15/2017	275,849[3]	4,642,539	48,680[4]	819,284
	78,750	—	42.70	2/15/2018	91,357[5]	1,537,538	—	—
	—	—	—	—	72,507[6]	1,220,293	—	—
	—	—	—	—	108,174[7]	1,820,568	162,260[8]	2,730,836
	—	—	—	—	143,519[9]	2,415,425	179,398[10]	3,019,268

(1)   Value is based on the closing price of our common stock on December 31, 2015, which was $16.83 per share.
(2)   *2011 PRSUs (Performance Achieved).* Represents restricted stock units issued upon satisfaction of performance above threshold and that were outstanding as of December 31, 2015. These restricted stock units vested and were paid on March 1, 2016. See the description of our company's performance and satisfaction of the performance measure for the 2011 PRSUs in "Compensation Discussion and Analysis" beginning on page 29.

(3) *2012 PRSUs (Performance Achieved)*. Represents restricted stock units issued upon satisfaction of performance above threshold and that were outstanding as of December 31, 2015. These restricted stock units vested and were paid on March 1, 2016. See the description of our company's performance and satisfaction of the performance measure for the 2012 PRSUs in "Compensation Discussion and Analysis" beginning on page 29 and footnote 4 below.

(4) *2012 PRSUs (Performance Not Yet Achieved)*. Vesting is based on the attainment of pre-established performance goals over multiple performance periods, with the last performance period ending December 31, 2016. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2012 PRSUs and vesting terms in "Compensation Discussion and Analysis" beginning on page 29.

(5) *2013 PRSUs (Performance Achieved)*. Represents restricted stock units issued upon satisfaction of performance above threshold and that were outstanding as of December 31, 2015. These restricted stock units vested and were paid on March 1, 2016. See the description of our company's performance and satisfaction of the performance measures for the 2013 PRSUs in "Compensation Discussion and Analysis" beginning on page 29.

(6) *2013 TRSUs*. This award vested and was paid on February 15, 2016. For Mr. Donofrio and Mr. Greener only, this award was settled in cash.

(7) *2014 TRSUs*. One-half of the outstanding award vested and was paid on February 14, 2016, and one-half is scheduled to vest and be paid on February 14, 2017. For Mr. Donofrio and Mr. Greener only, this award is settled in cash.

(8) *2014 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2016. The number of PRSUs shown in the table above is based on achievement of target performance. See the description of the 2014 PRSUs and vesting terms in "Compensation Discussion and Analysis" beginning on page 29.

(9) *2015 TRSUs*. One-third of the outstanding award vested and was paid on February 13, 2016, one-third is scheduled to vest and be paid on February 13, 2017, and one-third is scheduled to vest and be paid on February 13, 2018. For Mr. Donofrio only, this award is settled in cash.

(10) *2015 PRSUs (Performance Not Yet Achieved)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2017. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2015 PRSUs and vesting terms following "Grants of Plan-Based Awards Table" on page 47.

(11) *2015 CRSUs*. These vested and were paid on January 13 and February 13, 2016.

The following table shows information regarding the value of restricted stock vested during 2015:

Stock Vested in 2015

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Brian T. Moynihan	539,941	8,785,121
Paul M. Donofrio	477,590	8,069,878
Geoffrey S. Greener	271,172	4,504,167
Terrence P. Laughlin	249,288	4,028,372
Thomas K. Montag	530,712	8,521,290
Bruce R. Thompson	428,313	6,893,298
David C. Darnell	342,944	5,523,218

(1) In addition to shares acquired on vesting, this column includes the following number of CRSUs (Mr. Moynihan only) and/or cash-settled TRSUs, which were settled and paid in cash during 2015: Mr. Moynihan, 215,030; Mr. Donofrio, 477,590; Mr. Greener, 271,172.

(2) The value represents the gross number of shares or units that vested, multiplied by the closing market value of our common stock on the applicable vesting date, and includes any amounts that were withheld for applicable taxes. Shares acquired by our named executive officers are subject to our stock ownership and retention requirements, as applicable. These requirements are discussed in "Compensation Discussion and Analysis" on page 29.

PENSION BENEFITS TABLE

The following table provides information regarding the retirement benefits our named executive officers may receive under our defined benefit pension plans in which they participate, all of which have been frozen (meaning that benefits are no longer accruing for compensation or service after the plan freeze date).

Pension Benefits in 2015

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Brian T. Moynihan	Fleet Legacy Pension Plan[2]	19.25	329,498	0
	Fleet Retirement Income Assurance Plan	19.25	212,393	0
	Fleet SERP	12.75[3]	7,776,942	0
Paul M. Donofrio	Bank of America Legacy Pension Plan[2]	14.00	175,740	0
	Pension Restoration Plan	14.00	382,858	0
Geoffrey S. Greener	Bank of America Legacy Pension Plan[2]	4.75	46,206	0
	Pension Restoration Plan	4.75	676	0
Terrence P. Laughlin	Fleet Legacy Pension Plan[2]	14.08	152,079	0
Thomas K. Montag[4]	N/A	—	—	—
Bruce R. Thompson	Bank of America Legacy Pension Plan[2]	15.92	214,345	0
	Pension Restoration Plan	15.92	722,640	0
David C. Darnell	Bank of America Legacy Pension Plan[2]	33.00	505,503	0
	Pension Restoration Plan	33.00	1,010,782	0
	Bank of America SERP	15.00[3]	5,618,743	0

(1) The value of plan benefits reflects the actuarial present value of each named executive officer's accumulated benefits under the pension plans in which the named executive officer participates. The present value was determined using the same assumptions applicable for valuing pension benefits in our financial statements. See Note—Employee Benefit Plans to the Consolidated Financial Statements for the 2015 fiscal year included in our 2015 annual report on Form 10-K.

(2) The Bank of America Pension Plan includes the Fleet Legacy Pension Plan and the Bank of America Legacy Pension Plan as component plans.

(3) Mr. Moynihan's and Mr. Darnell's years of credited service under their SERPs are less than their credited service under the other pension plans and their actual service with us because the SERPs were frozen before the pension plans were frozen. In addition, the Bank of America SERP did not take into account more than 15 years of service in its benefit formula before it was frozen, and that limit is also reflected in the table.

(4) Mr. Montag does not participate in any tax-qualified pension plans or restoration or supplemental retirement plans.

The following describes the material features of our pension plans in which the named executive officers participate.

Qualified Pension Plan. Certain named executive officers participate in the Bank of America Legacy Pension Plan or the Fleet Legacy Pension Plan. Both plans are cash balance pension plans and are component plans of The Bank of America Pension Plan, which is a frozen, tax-qualified pension plan. The following briefly describes key features of these plans:

- Benefits under these plans are generally expressed as a hypothetical "cash balance account." Before these plans were frozen (effective June 30, 2012), a participant's cash balance account received "compensation credits." Compensation credits were calculated as a percentage of eligible compensation, subject to IRS limits, and credited each pay period
  - Under the Bank of America Legacy Pension Plan, eligible compensation was made up of base salary and bonus. The percentage of compensation credited ranged from 4% to 6% of eligible compensation, depending on age and years of service
  - Under the Fleet Legacy Pension Plan, eligible compensation was made up of base salary only. The percentage of compensation credited ranged from 3% to 7.5% or 6% to 15% of eligible compensation, depending on age and years of service, with the higher range applying to compensation in excess of the Social Security wage base
- These plans also provide for adjustments to the cash balance accounts, in the form of hypothetical interest or investment credits, which continue to apply after the plan freeze
  - Under the Bank of America Legacy Pension Plan, an account receives investment credits for pre-2008 accruals and interest credits for post-2007 accruals. Investment credits are based on hypothetical investment measures selected by the participant which correspond to investment options available under our 401(k) plan. The rate for the interest credits is based on the 10-year U.S. Treasury Note yield

- Under the Fleet Legacy Pension Plan, an account receives interest credits based on the one-year U.S. Treasury Note yield, subject to a minimum annual rate of 3.25%

- Each participating named executive officer's cash balance account is fully vested. Upon retirement, the participating named executive officer may receive their vested cash balance account in a lump sum, or in an actuarially equivalent joint and survivor annuity (if married) or single life annuity (if not married). Other optional forms of benefit of equivalent value are permitted under the plans

- Both plans include certain protected minimum benefits generally related to pension formulas from prior merged pension plans or due to the conversion to a cash balance plan

Nonqualified Pension Plans. Certain named executive officers participate in either the Bank of America Pension Restoration Plan (Pension Restoration Plan) or the Retirement Income Assurance Plan for Legacy Fleet (Fleet RIAP), which are unfunded nonqualified pension plans. The following briefly describes key features of these plans:

- The Pension Restoration Plan and Fleet RIAP provide "make up" benefits for qualified pension plan participants whose benefits under the qualified pension plan are reduced due to either IRS limits or participation in other nonqualified deferred compensation plans

- Since 2005, the named executive officers have not earned benefits under these plans for compensation received over $250,000. These plans were frozen, along with the corresponding qualified pension plans, effective June 30, 2012

- Each participating named executive officer's nonqualified pension plan benefits are fully vested and payable as follows:
  - Participants elected to receive payment of their benefits as either a lump sum or annual installments over a period of up to 10 years, beginning in the year following termination or any later year (up to the year in which the participant reaches age 75). For Fleet RIAP participants, this election only applied to benefits accrued after 2004, and other payment options may be available for benefits accrued prior to 2005
  - Participants may change their payment elections in limited circumstances

Supplemental Executive Retirement Plans. Mr. Moynihan participates in the FleetBoston Financial Corporation Supplemental Executive Retirement Plan (Fleet SERP) and Mr. Darnell participates in the Bank of America Corporation and Designated Subsidiaries Supplemental Executive Retirement Plan for Senior Management Employees (Bank of America SERP), both unfunded nonqualified pension plans. The following briefly describes key features of these plans:

- Mr. Moynihan's participation in the Fleet SERP was frozen at his request effective December 31, 2005, and the Bank of America SERP was frozen effective December 31, 2002

- The Fleet SERP provides a target retirement benefit equal to a percentage of final average compensation (based on base salary and incentive compensation frozen as of December 31, 2002)
  - Mr. Moynihan's target benefit was reduced by benefits from the Fleet Legacy Pension Plan and the Fleet RIAP. Mr. Moynihan's Fleet SERP benefit is expressed as an annual benefit payable for his life beginning at age 60, with 75% of that amount payable to his spouse for her life if she survives him, and is actuarially adjusted if Mr. Moynihan's retirement occurs either before or after age 60
  - Mr. Moynihan previously elected to receive this benefit in an actuarially equivalent lump sum payment determined using the actuarial assumptions in effect under the Fleet Legacy Pension Plan for 2005

- The Bank of America SERP benefit is similar to the Fleet SERP benefit, except that Mr. Darnell's benefit was reduced by benefits from the Bank of America Legacy Pension Plan, the Pension Restoration Plan, and Social Security
  - The Bank of America SERP default benefit is expressed as a joint and 66⅔% survivor annuity payable beginning at age 60
  - Before Mr. Darnell's retirement, he also may elect from actuarially equivalent lump sum and installment payment options determined using the actuarial assumptions in effect under the Bank of America Legacy Pension Plan for 2002

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table shows information about the participation by each named executive officer in our nonqualified deferred compensation plans. In 2015, there were no contributions made by us or our named executive officers to these plans.

Nonqualified Deferred Compensation in 2015

Name	Plan Name	Aggregate Earnings in 2015 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2015 ($)[2]
Brian T. Moynihan	Bank of America Deferred Compensation Plan Fleet Deferred Compensation Plan Fleet Executive Supplemental Plan	(1,394) 152,902 47,831	0 0 0	367,968 1,427,088 588,651
Paul M. Donofrio	Bank of America Deferred Compensation Plan	(11,628)	0	3,851,444
Geoffrey S. Greener	Bank of America Deferred Compensation Plan	(6)	0	381
Terrence P. Laughlin	Bank of America Deferred Compensation Plan Fleet Deferred Compensation Plan	0 14,368	0 0	0 373,563
Thomas K. Montag	Bank of America Deferred Compensation Plan	0	0	0
Bruce R. Thompson	Bank of America Deferred Compensation Plan	27,866	0	3,011,473
David C. Darnell	Bank of America Deferred Compensation Plan	117,285	0	7,019,916

(1) The Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan) allows participants to direct their deferrals among the same investment choices as available under The Bank of America 401(k) Plan. The Fleet Deferred Compensation Plan credits pre-1998 deferrals with interest at an annual rate of 12%, which cannot be changed due to the FleetBoston acquisition. Deferrals made under the plan between 1998 and 2001 are credited with interest at an annual rate of 4% and 2002 deferrals receive interest based on the return for the one-year Treasury Bill. The Fleet Executive Supplemental Plan offered participants the following investment options, which posted the corresponding returns for 2015: Columbia Core Bond Fund, 0.16%; Columbia Large Cap Growth Fund, 9.09%; Invesco Equity & Income Fund, -2.35%; and Stable Value Fund, 2.13%.

(2) The following table identifies amounts that have already been reported as compensation in our Summary Compensation Table for the current or prior years:

Name	Amount of 2015 Contributions and Earnings Reported As Compensation in 2015 Summary Compensation Table ($)	Amounts in "Aggregate Balance at December 31, 2015" Column Reported As Compensation in Summary Compensation Tables for Prior Years ($)
Brian T. Moynihan	56,192	568,561
Paul M. Donofrio	0	0
Geoffrey S. Greener	0	0
Terrence P. Laughlin	0	0
Thomas K. Montag	0	0
Bruce R. Thompson	0	250
David C. Darnell	0	0

The following describes the material features of our nonqualified deferred compensation plans in which the named executive officers participate.

Deferred Compensation Plan. Each of our named executive officers is eligible to participate in the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan prior to January 1, 2016), which is a nonqualified retirement savings plan. The following briefly describes key features of this plan:

- This plan provides benefits for participants whose contributions to our 401(k) plans are limited by IRS rules for tax-qualified plans
- Participants may elect to defer up to 50% of base salary and up to 75% of certain eligible incentive awards

- Participants with at least 12 months of service who did not receive the full employer contributions under the 401(k) plan due to their deferrals under the Deferred Compensation Plan will receive additional employer contributions up to plan limits as follows:
    - Total matching contributions on a combined basis under the 401(k) plan and the Deferred Compensation Plan are limited to $12,500
    - Total annual company contributions on a combined basis under the 401(k) plan and the Deferred Compensation Plan are limited to $7,500
- Participants may elect to receive their distribution in a lump sum payment or installments payable up to 15 years, beginning in any year elected by the participant, subject to certain plan rules. Employer contributions for 2015 and later plan years are paid in a lump sum in the year following termination of employment. The plan permits payment election changes and emergency distributions in limited cases

FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2. Mr. Moynihan and Mr. Laughlin have accounts under the FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2 (Fleet Deferred Compensation Plan), which is a nonqualified retirement savings plan. The following briefly describes key features of this plan:

- Prior to being closed to deferrals in 2002, participants could defer base salary and certain bonuses under the plan. Mr. Moynihan deferred incentive awards from 1994 to 1997; Mr. Laughlin deferred incentive awards from 2000 to 2001
- Participants could elect payments in a lump sum or up to 15 annual installments either on or after termination of employment, but not beyond the year in which the participant turns 65
- Participants may elect to change time or form of payment at least 12 months before termination of employment
- In-service distributions are permitted according to original elections made, as well as limited emergency and hardship distributions and other in-service distributions subject to a withdrawal penalty

FleetBoston Financial Corporation Executive Supplemental Plan. Mr. Moynihan has an account under the FleetBoston Financial Corporation Executive Supplemental Plan (Fleet Executive Supplemental Plan), which is a nonqualified retirement savings plan. The following briefly describes key features of this plan:

- Prior to being closed to contributions (effective December 31, 2004), this plan provided benefits for certain participants in the legacy FleetBoston 401(k) plan whose benefits under the FleetBoston 401(k) Plan were limited by IRS rules for tax-qualified plans
- Payments are made in a lump sum or up to 15 annual installments beginning in the year of termination of employment or any later year elected by the participant, but not beyond the year in which the participant turns 65
- Participants may elect to change the time or form of payment at least 12 months before termination of employment, and hardship distributions are permitted in limited emergency situations

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not have any agreements with our named executive officers that provide for cash severance payments upon termination of employment or a change in control. In addition, under our policy regarding executive severance agreements, we will not enter into employment or severance agreements with our executive officers that provide severance benefits exceeding two times base salary and bonus (as defined under our policy), unless the agreement has been approved by our stockholders.

Potential Payments from Equity-based Awards

Our equity-based awards to our named executive officers include standard provisions that cause awards to vest or be forfeited upon termination of employment, depending on the reason for termination. These provisions for awards granted in 2015 are described in more detail above, and those details can be found for awards granted in prior years in our prior proxy statements.

In general, our awards provide for continued payments on the original schedule after certain types of termination of employment, subject to the following conditions:

- In case of a "Qualifying Termination" (sometimes referred to in prior years as "Rule of 60"), the award continues to be paid according to the award's payment schedule if the executive complies with certain covenants, including not working for a competitive business. A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or cause) after the executive has met certain specified age and/or service requirements. For most of the named executives officers, the executive must have at least 10 years of service and his or her age and years of service must add up to at least 60. Mr. Montag has a special eligibility standard set forth in his applicable offer letter. Currently, each of the named executive officers, except Mr. Greener, meets the applicable requirements for a Qualifying Termination

- Awards remain subject to performance-based cancellation prior to payment, and may be cancelled in whole or in part if losses occur. Awards also can be cancelled or recouped if the executive engages in detrimental conduct. Further, under our Incentive Compensation Recoupment Policy, the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct causes our company to restate its financial statements. Awards also will be subject to any policies we may adopt to implement final, released, and effective rules implementing Section 954 of the Dodd-Frank Act

Awards to our named executive officers under our Bank of America Corporation Key Employee Equity Plan (KEEP) are generally designed to be paid per schedule if an executive's employment is terminated without "cause" or for "good reason" within two years after a change in control. This change in control treatment is often referred to as "double trigger" vesting, because it requires both (i) a change in control and (ii) a subsequent involuntary termination (either by our company without "cause" or by the executive for "good reason"). Our KEEP does not provide for "single trigger" vesting upon a change in control.

If a named executive officer is terminated for "cause," our equity-based awards provide that the awards will be forfeited.

The following table shows the value of equity awards that would have been payable, subject to the non-compete or compliance with covenants, as applicable, for a termination of employment as of December 31, 2015. For this purpose, restricted stock units were valued at our closing price as of December 31, 2015, which was $16.83 per share. Stock options were valued at $0 due to the difference between that closing price and the applicable exercise price of the stock options. Due to a number of factors that affect the nature and amount of any benefits provided upon termination of employment, any actual amounts paid or distributed may vary from the amounts listed below. Factors that could affect these amounts include the time during the year of any such event and the price of our common stock.

| Name | Death | Disability | | Termination with Good Reason or Without Cause Within 2 Years Following Change in Control[2] | All Other Terminations Except for Cause |
	Payable Immediately ($)	Payable Immediately ($)	Payable per Award Schedule, Subject to Conditions ($)[1]	Payable per Award Schedule, Subject to Conditions ($)	Payable per Award Schedule, Subject to Conditions ($)[1]
Brian T. Moynihan	40,522,030	597,364	34,463,751	36,850,935	34,463,751
Paul M. Donofrio	12,612,487	0	12,612,487	12,612,487	12,612,487
Geoffrey S. Greener	9,179,049	0	9,179,049	8,621,943	0[3]
Terrence P. Laughlin	17,332,291	0	15,577,191	16,156,952	15,577,191
Thomas K. Montag[4]	45,711,813	0	39,758,671	43,598,991	39,758,671
Bruce R. Thompson	31,183,734	0	27,933,827	29,566,572	27,933,827
David C. Darnell	24,682,525	0	22,008,590	23,395,973	22,008,590

(1) The conditions for payment include (i) compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies, (ii) the performance-based cancellation described above, and (iii) compliance with the Qualifying Termination conditions described above (other than in case of Disability and excluding Mr. Greener, who does not yet meet the age and service standards required to be eligible for a Qualifying Termination). Where applicable, the table includes the value of PRSUs granted in 2012, 2014, and 2015, assuming the maximum number of units are earned, although actual payout is dependent upon the future achievement of specified performance goals. The value of the portions of the 2011 and 2013 PRSUs that were unearned as of December 31, 2015 is not included because these PRSUs had reached the end of their performance period.

(2) If, within two years following a change in control, the executive's employment is terminated by our company without "cause" or by the executive for "good reason," the executive's PRSU awards will be immediately earned at the 100% goal level and paid per the original schedule. TRSUs will continue to be paid

per the original schedule. Payment of the PRSUs is subject to performance-based cancellation. The definition of "cause" is described in more detail under the "Grants of Plan-Based Awards Table." The definition of "good reason" for this purpose means (i) a material diminution in the executive's responsibility, authority, or duty, (ii) a material reduction in the executive's base salary (with certain exceptions), or (iii) a relocation greater than 50 miles. Certain notice and cure requirements apply in order to claim "good reason." The definitions of "cause" and "good reason" applicable to Mr. Montag are described in footnote 4 to this table.

(3) Certain equity-based awards granted to Mr. Greener prior to his appointment as an executive officer provide that he is entitled to continue to be paid per the award schedule if his employment is terminated due to a workforce reduction or divestiture. In the event of such a termination, the value of the equity awards payable as of December 31, 2015 would have been $4,165,089, subject to conditions for payment including compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies.

(4) Under Mr. Montag's 2008 offer letter with Merrill Lynch, his equity awards must continue to vest per the vesting schedule, subject to any conditions in the applicable award agreements (other than a non-compete) for any involuntary termination without "cause" or resignation for "good reason." Mr. Montag's offer letter defines "cause" as (i) his engagement in (A) willful misconduct resulting in material harm to our company or (B) gross negligence in connection with the performance of his duties; or (ii) his conviction of, or plea of nolo contendere to, a felony or any other crime involving fraud, financial misconduct, or misappropriation of company assets, or that would disqualify him from employment in the securities industry (other than a temporary disqualification). For Mr. Montag, "All Other Terminations Without Cause" includes a resignation by him for "good reason" under his 2008 employment agreement, defined as a resignation following: (i) a meaningful and detrimental alteration in the nature of the executive's responsibilities or authority; or (ii) a material reduction in the executive's total annual compensation that is not experienced generally by similarly situated employees.

Other Potential Payments

Following termination of employment, our named executive officers receive payment of retirement benefits and non-qualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2015 is set forth in the sections above entitled "Pension Benefits Table" and "Nonqualified Deferred Compensation Table." There are no special or enhanced benefits under those plans for our named executive officers, and all of our named executive officers are fully vested in the benefits discussed in those sections.

We make benefit, tax, and financial advisory services available to our named executive officers during their employment with us. This benefit continues through the end of the year in which they cease employment, including preparation of that year's tax return. However, in the case of a termination for cause, the benefit stops immediately.

Bank of America employees who retire and meet the Rule of 60 have access to continued coverage under our group health plan, but the employee generally must pay for the full cost of that coverage on an after-tax basis without any employer subsidy. Under an agreement entered into with Merrill Lynch, Mr. Montag will be able to access non-subsidized retiree medical coverage if he retires, so long as he does not work for or accept another position with a competitor.

An employee who is a former NationsBank employee and who was hired before January 1, 2000 is eligible for an annual supplement to help cover the cost of retiree medical benefits if he or she meets the "Rule of 75" at termination. The amount of this supplement equals $30 per year of service. An employee meets the Rule of 75 if he or she retires after age 50, with at least 15 years of vesting service under our pension plan, and with a combined age and years of service of 75 or more. As of the end of the last fiscal year, the only named executive officer eligible for these benefits is Mr. Darnell. The amount of the annual retiree medical benefit supplement for Mr. Darnell based on his years of service through December 31, 2015 is $1,080. This supplement continues at a 50% rate for the life of the surviving spouse.

Also, all eligible employees hired before January 1, 2006 who meet the Rule of 75 when they terminate receive $5,000 of retiree life insurance coverage. As of December 31, 2015, Mr. Darnell was the only named executive officer who would have qualified for this benefit.

PROPOSAL 3: RATIFYING THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner. The Committee engages in an annual evaluation of the independent public accounting firm's qualifications, assessing the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Committee also considers the advisability and potential impact of selecting a different independent public accounting firm.

After assessing the performance and independence of the Committee's current independent public accounting firm, PricewaterhouseCoopers LLP (PwC), the Committee believes that retaining PwC is in the best interests of our company. The Committee has appointed PwC as our independent registered public accounting firm to audit the 2016 consolidated financial statements of Bank of America Corporation and its subsidiaries. Although it is not required to do so, our Board is asking stockholders to ratify PwC's appointment. If our stockholders do not ratify PwC's appointment, the Committee will consider changing our independent registered public accounting firm for 2017. Whether or not stockholders ratify PwC's appointment, the Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate.

PwC has advised the Committee that it is an independent accounting firm with respect to our company and its affiliates in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board.

Representatives of PwC are expected to be present at our annual meeting, will have an opportunity to make a statement if they choose, and are expected to be available to respond to appropriate stockholder questions.

PwC's 2015 and 2014 Fees. PwC's aggregate fees for professional services rendered in or provided for 2015 and 2014, as applicable, were:

	2015	2014
	($ in millions)	
Audit Fees	76.7	82.2
Audit-Related Fees	8.5	8.9
Tax Fees	8.2	9.7
All Other Fees	0.1	0.1
Total Fees	**93.5**	**100.9**

Audit Fees. Audit fees relate to the integrated audit of our consolidated financial statements, and internal control over financial reporting, including disclosures presented in the footnotes to our company's financial statements (for example, regulatory capital, among other disclosures). Audit fees also relate to the audit of domestic and international statutory and subsidiary financial statements, the review of our interim consolidated financial statements, the issuance of comfort letters and SEC consents, and services provided in connection with certain agreed-upon procedures and other attestation reports. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-Related Fees. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed-upon procedures and other attestation reports, financial accounting, reporting and compliance matters, and risk and control reviews. Fees for audit-related services are those billed or expected to be billed for services rendered during each fiscal year.

Tax Fees. Tax fees cover tax compliance, advisory, and planning services and are those billed or expected to be billed for services rendered during each fiscal year.

All Other Fees. All other fees consist primarily of amounts billed or expected to be billed by PwC for technical subscription services rendered during each fiscal year.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee annually pre-approves a list of services that PwC may provide without obtaining the Committee's engagement-specific pre-approval and sets pre-approved fee levels for such services. The pre-approved list of services consists of audit services, audit-related services, tax services, and all other services. All requests or applications for PwC services must be submitted to members of our corporate audit function or tax function to determine if they are included within the Committee's pre-approved list of services. The Committee or the Committee chair must specifically approve any type of service that has not been pre-approved. The Committee or the Committee chair must also approve any proposed service that has been pre-approved but has fees that will exceed the pre-approved level. All pre-approvals by the Committee chair must be presented to the full Committee at its next meeting. The Committee or the Committee chair pre-approved all of PwC's 2015 fees and services.

> **Our Board recommends a vote "FOR" ratifying the appointment of our independent registered public accounting firm for 2016 (Proposal 3).**

AUDIT COMMITTEE REPORT

Our Audit Committee is composed of five Board members. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards, and applicable SEC rules and regulations. Our Board has also determined that all Committee members are financially literate in accordance with NYSE listing standards and qualify as "audit committee financial experts" as defined by SEC rules. The Committee's responsibilities are stated in a written charter adopted by our Board.

Management is responsible for preparing and the overall reporting process with respect to our company's consolidated financial statements, and, with the assistance of our company's internal corporate auditors, for establishing, maintaining, and assessing the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our company's independent registered public accounting firm, is responsible for planning and conducting an independent audit of our company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with GAAP and as to the effectiveness of our internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes.

The Committee annually evaluates PwC's qualifications, performance, and independence. The Committee also oversees the performance of the corporate audit function managed by our Corporate General Auditor. The Committee has reviewed and discussed with management and with PwC our company's audited financial statements for the year ended December 31, 2015, management's assessment of the effectiveness of our company's internal control over financial reporting, and PwC's evaluation of our company's internal control over financial reporting. In addition, the Committee has discussed with PwC the matters that independent registered public accounting firms must communicate to audit committees under applicable PCAOB standards.

The Committee has also discussed and confirmed with PwC its independence from our company, and received all required written disclosures and correspondence required by the PCAOB Ethics and Independence requirements. The Committee has evaluated and concluded the non-audit services provided by PwC to our company do not impair PwC's independence.

Based on the reviews and discussions referred to above, and discussions with the Committee's independent disclosure counsel, the Committee recommended to our Board that the audited financial statements for the year ended December 31, 2015 and the related footnotes be included in our company's annual report on Form 10-K for the year ended December 31, 2015.

Submitted by the Audit Committee of the Board:

Sharon L. Allen, Chair
Susan S. Bies
Pierre J.P. de Weck
Lionel L. Nowell, III
R. David Yost

PROPOSAL 4: STOCKHOLDER PROPOSAL

Stockholders will vote on the following proposal, if properly presented at our annual meeting. The proposal may contain assertions about our company that we believe are incorrect. We have not attempted to refute any inaccuracies. Shareholdings of the stockholder proponent will be supplied promptly upon oral or written request to our Corporate Secretary.

> **Our Board has considered the stockholder proposal below and recommends a vote "AGAINST"
> the proposal for the reasons set forth following the proposal.**

PROPOSAL 4: CLAWBACK AMENDMENT

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, has advised us that he intends to introduce the following resolution:

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value: Clawback Amendment—Proposal 4

> **Our Board recommends a vote "AGAINST" Proposal 4 because:**
>
> - **we have already implemented comprehensive policies and programs to encourage long-term, sustainable performance and appropriate conduct consistent with the highest standards of risk management and legal compliance; and**
> - **adopting the proposal would inhibit our company's ability to attract and retain talented executive officers.**

The proposal requests an amendment of what the proposal calls the "General Clawback policy" to provide for the deferment of our executive officers' compensation for at least 10 years and the forfeiture of such compensation to pay monetary penalties associated with "any violation of law regardless of any determined responsibility by any individual officer." Our Board believes that this approach is unnecessary in light of our company's existing executive compensation program, which includes multiple "clawback" and cancellation features as well as stock ownership and "hold through retirement" stock retention requirements. Our Board also believes that the proposal is unnecessary in light of the ongoing focus by our company on compliance, and substantial efforts undertaken to further enhance our compliance program. Finally, if implemented, the proposal would inhibit our company's ability to attract and retain talented executive officers.

Our company already encourages long-term performance through clawback and stock retention policies. Our existing compensation programs, which include clawback and cancellation features and stock ownership and retention requirements, are already designed to encourage appropriate behavior by our employees, including our executive officers. As discussed in "Compensation Discussion and Analysis" above, our Compensation and Benefits Committee provides compensation opportunities for our executive officers through a competitive, well-governed pay-for-performance program that rewards long-term, sustainable results aligned with our stockholder's interests. Our stockholders have also shown support for our compensation programs through annual Say on Pay votes. At the 2015 annual meeting of stockholders, almost 95% of votes cast favored our say-on-pay proposal. The design of our executive compensation program includes strong risk management and clawback features consistent with regulatory requirements that support our risk management goals. Additionally, the program is designed so that incentive compensation realized over time appropriately reflects the time horizon of the risks taken, encouraging proper conduct and sustainable, long-term performance. These features already provide for the cancellation or recoupment of an employee's equity awards if the employee engages in certain "detrimental conduct," which includes, among other things, illegal activity, breach of a fiduciary duty and intentional violation or grossly negligent disregard of our company's policies, rules and procedures. As such, this clawback feature applies to a broader range of behavior than is covered by the proposal, which focuses on monetary penalties associated with violations of law. Certain employees, including our executive officers, are also subject to a performance-based clawback and a policy under which an officer's incentive compensation would be recouped if the officer's fraud or intentional misconduct causes our company to restate its financial statements. Finally, since 2011, all of our equity-based awards have also stated that they are subject to the final compensation clawback rules adopted by the SEC and NYSE under the Dodd-Frank Act, further reinforcing our programs without the need for the provisions requested by this proposal.

Furthermore, our stock ownership and retention requirements already address the underlying objective of this proposal by requiring our chief executive officer to own at least 500,000 shares of company stock and to retain 50% of net after-tax shares received from equity-based awards until one year after retirement. Our other executive officers are required to own at least 300,000 shares of company stock and to retain 50% of net after-tax shares received from equity-based awards until retirement. Our Board believes that these significant deferral, ownership and retention requirements more effectively address the proposal's stated objective and create a strong incentive for executive officers to monitor, promote and protect the long-term value and performance of the company by placing a significant portion of their compensation at risk.

Our company already places significant focus on compliance. Compliance is a key area of focus for our company, and we have implemented and continue to enhance our comprehensive company-wide policies and programs to promote and monitor compliance with applicable laws. Some of these policies and procedures can be found on our website at *http://investor.bankofamerica.com*, including our anti-money laundering compliance program, our Servicemembers Civil Relief Act compliance program and our Corporate Political Contributions Policy. In addition, our Code of Conduct, which can also be found on our website, requires each of our employees to follow the spirit and letter of all applicable laws and regulations. Moreover, the day-to-day activities of our employees are governed by job-specific manuals, policies, and procedures designed to promote compliance at all levels of our company, and we have adopted rigorous employee training programs and internal reporting mechanisms designed to promote compliance with all applicable laws. Our company encourages oversight of its compliance efforts by conducting regular internal cross-functional reviews, and our company is subject to detailed regulatory examinations that review, among other things, our compliance with applicable laws and our adherence to applicable rules, regulations, and standards. In light of our existing clawback and cancellation features, stock ownership and retention requirements, and compliance program, we believe that adopting the requested policy would not contribute in any meaningful manner to our company's compliance goals.

The proposal would hurt our ability to attract and retain talent. Our Board believes that the proposal, if adopted, could be harmful to our company because adding a program to defer paying an undefined "substantial portion" of an executive officer's compensation through some indefinite future date ("no sooner than 10 years after the absence of any monetary penalty"), and authorizing the forfeiture of compensation regardless of the nature or extent of personal responsibility for any penalty that may be assessed would impair our ability to attract and retain talented executive officers. The uncertainty of the deferral term would not allow a potential executive to assess how long her compensation would be unavailable; it is nearly impossible to ascertain when "the absence of any monetary penalty" would commence or end. Also, such policies are not currently in place at peer companies. Adopting this type of an unnecessary and vague policy that inhibits our company's ability to attract and retain talented executive officers would be detrimental to our company's long-term business objectives and to our stockholders.

> **Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 4).**

Stockholder Proposals for our 2017 Annual Meeting. Stockholder proposals submitted for inclusion in the proxy statement for our 2017 annual meeting must comply with applicable requirements or conditions established by the SEC, including Rule 14a-8 of the Exchange Act, and must be received by our Corporate Secretary no later than the close of business on November 17, 2016.

Pursuant to our proxy access Bylaw provision, one, or a group of up to 20 stockholders who, in aggregate, own continuously for at least three years, shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our Bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no earlier than October 18, 2016 and no later than the close of business on November 17, 2016, assuming we do not change the date of our 2017 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2016 annual meeting.

If you would like to submit a matter for consideration at our 2017 annual meeting (including any stockholder proposal not submitted under Rule 14a-8 or any director nomination) that will not be included in the proxy statement for that annual meeting, it must be received by our Corporate Secretary no earlier than the close of business on December 28, 2016 and no later than the close of business on February 11, 2017, assuming we do not change the date of our 2017 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2016 annual meeting. Any matter must comply with our Bylaws.

All stockholder proposals must be received by our Corporate Secretary at Bank of America Corporation, Hearst Tower, 214 North Tryon Street, NC1-027-18-05, Charlotte, North Carolina 28255 by the applicable dates specified above.

VOTING AND OTHER INFORMATION

Who Can Vote. Only holders of record at the close of business on March 2, 2016 (the record date) will be entitled to notice of and to vote at our annual meeting. As of March 2, 2016, the following shares were outstanding and entitled to vote:

Shares	Number of Shares Outstanding and Entitled to Vote
Common Stock	10,325,675,290
Series B Preferred Stock	7,571
Series 1 Preferred Stock	3,275
Series 2 Preferred Stock	9,967
Series 3 Preferred Stock	21,773
Series 4 Preferred Stock	7,010
Series 5 Preferred Stock	14,056

Each share of our common stock and Series B Preferred Stock is entitled to one vote. Each share of the Series 1 to 5 Preferred Stock is entitled to 150 votes. All stockholders vote together without regard to class, except as otherwise required by law.

In accordance with Delaware law, for the 10 days prior to our annual meeting, a list of registered stockholders entitled to vote at our annual meeting will be available for inspection in the Office of the Corporate Secretary, Bank of America Corporation, Hearst Tower, 214 North Tryon Street, Charlotte, North Carolina 28255. The list will also be available at our annual meeting.

Voting Information for Registered Holders. If you are a registered holder, meaning that you hold our stock directly (not through a bank, broker, or other nominee), you may vote in person at our annual meeting or by submitting your proxy by:

- Internet: going to *www.investorvote.com/bac* and following the online instructions. You will need information from your Notice of Internet Availability or proxy card, as applicable, to submit your proxy
- Telephone: calling the phone number located on the top of your proxy card and following the voice prompts. You will need information from your proxy card to submit your proxy
- Mail (if you received your proxy materials by mail): marking your vote on your proxy card, signing your name exactly as it appears on your proxy card, dating your proxy card, and returning it in the envelope provided

To be counted, your proxy must be received before the polls close at our annual meeting.

You may revoke your proxy and change your vote at any time before the voting polls close at our annual meeting by submitting:

- a properly executed proxy of a later date, or
- a written notice of revocation (of your previously executed proxy) sent to our Corporate Secretary, or
- a vote cast in person at our annual meeting (however, attending the meeting without voting will not revoke a proxy)

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted according to your voting instructions. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our Board's recommendations. If other matters properly come before our annual meeting, the proxies will vote on these matters in accordance with their best judgment.

Voting Information for Beneficial Owners. If you are a beneficial owner, meaning that you hold our stock in the name of a bank, broker, or other nominee (commonly referred to as holding shares in "street name"), you should have received these proxy materials from your bank, broker, or other nominee by mail or email with information on how to submit your voting instructions. You also may vote by going to *www.proxyvote.com* and following the online instructions. If you are a beneficial owner and you do not provide voting instructions to your bank, broker, or other nominee, your shares will be treated as a "broker non-vote," with respect to Proposals 1, 2, and 4, and may be voted in the discretion of your bank, broker, or other nominee solely on Proposal 3 as described under "Votes Required" below. To change any of your previously provided voting instructions, or if you have questions about voting your shares, please contact your bank, broker, or other nominee directly.

Employee Voting. If you participate in The Bank of America 401(k) Plan, The Bank of America Transferred Savings Account Plan, the Merrill Lynch Employee Stock Purchase Plan (ML ESPP), or the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan, and your plan account has investments in shares of our common stock, you must provide voting instructions to the plan trustee (by the Internet, telephone, or proxy card) for your shares to be voted according to your instructions. Each plan participant's voting instructions will also direct the trustee to vote any unvoted shares in the same ratio as the shares for which voting instructions have been received by the trustee, unless contrary to law and except for participants in the ML ESPP. If you participate in the ML ESPP, your shares cannot be voted unless you provide voting instructions to the ML ESPP trustee. Your voting instructions to the plan trustee will be held in strict confidence. The deadline to provide voting instructions for shares held in the foregoing plans is Tuesday, April 26, 2016, at 8:00 a.m., local time. You will not be able to submit voting instructions or change prior voting instructions after this deadline.

Shares Required to Hold our Annual Meeting. In order to hold our annual meeting, a quorum representing holders of a majority of the voting power of our common stock, the Series B Preferred Stock, and the Series 1 to 5 Preferred Stock must be present in person or represented by proxy. We intend to include as present: shares present in person but not voting; shares for which we have received proxies but for which holders have abstained from voting; and shares represented by proxies returned by a bank, broker, or other nominee holding the shares.

Votes Required

Proposals for Your Vote	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Proposal 1: Electing Directors	Majority of votes cast	No effect	No effect
Proposal 2: Approving Our Executive Compensation (an advisory, non-binding "Say on Pay" resolution)	Majority of votes cast	No effect	No effect
Proposal 3: Ratifying the Appointment of Our Independent Registered Public Accounting Firm for 2016	Majority of votes cast	No effect	Brokers have discretion to vote
Proposal 4: Stockholder Proposal	Majority of votes cast	No effect	No effect

- *Proposal 1: Electing Directors*. Our Bylaws provide that a nominee for director in an uncontested election will be elected to our Board if the votes cast for the nominee's election exceed the votes cast against his or her election. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted for purposes of determining the election of directors. If a nominee does not receive the required votes for election at our annual meeting, our Board, with the assistance of our Corporate Governance Committee, will consider whether to accept the director's offer of resignation, which is required to be tendered under our Corporate Governance Guidelines. Our Board will publicly disclose its decision regarding the resignation and the basis for its decision within 90 days after election results are certified

- *Other Proposals*. Approval of Proposals 2 through 4 requires the votes cast in favor of each such proposal to exceed the votes cast against the proposal. Abstentions from voting and broker non-votes (excluding Proposal 3, for which brokers have discretion to vote) are not treated as votes cast and are not counted in determining the outcome of any of these proposals

Attending our Annual Meeting. All holders of our common stock, Series B Preferred Stock, and Series 1 to 5 Preferred Stock as of the record date (March 2, 2016) and persons holding valid proxies from such stockholders are invited to attend our annual meeting. To gain entrance to the meeting, you must present valid, government-issued photo identification and the following:

- *Registered stockholders (one of the following)*:
  - the admission ticket attached to the top of your proxy card or made available by visiting *www.investorvote.com/bac* and following the instructions provided; or
  - your Notice of Internet Availability
- *Beneficial/street name stockholders (one of the following)*:
  - the admission ticket made available by visiting *www.proxyvote.com* and following the instructions provided; or
  - a letter from your bank or broker or a brokerage statement evidencing ownership of shares of Bank of America stock as of the record date
- *Persons holding valid proxies (one of the following)*:
  - a proxy from a registered stockholder—a written legal proxy granted to you and signed by the registered stockholder; or
  - a proxy from a beneficial/street name stockholder—a written legal proxy granted by the brokerage firm or bank holding the shares to the beneficial stockholder, in assignable form, and a written legal proxy granted by the beneficial stockholder to you, together with a brokerage or bank statement or Notice of Internet Availability showing the beneficial stockholder's shares

If you are a beneficial/street name stockholder and you would like to vote in person at the meeting, you must also present a written legal proxy from the broker, bank, or other nominee.

> **Failure to follow these admissions procedures or failure to bring required documentation may delay your entry into, or prevent you from being admitted to, our annual meeting.**

To ensure that we can accommodate the greatest number of stockholders at our meeting, we reserve the right to limit the number of authorized proxyholders for any stockholder who may attend the meeting and to restrict the admission of guests or other attendees who are not stockholders.

Security measures may include bag, metal detector, and hand-wand searches. The use of cameras, recording devices, phones, and other electronic devices is strictly prohibited.

We appreciate the opportunity to hear the views of our stockholders. In fairness to all stockholders and participants at our annual meeting, and in the interest of an orderly and constructive meeting, stockholder comments at our annual meeting will be subject to rules of conduct that will be enforced. Copies of these rules will be available at our annual meeting. Only stockholders, their valid proxyholders, or other previously authorized representatives may address our annual meeting. Only proposals that meet the requirements of Rule 14a-8 of the Exchange Act or our Bylaws will be eligible for consideration at our annual meeting.

Cost of Proxy Solicitation. We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail or electronic delivery, we also may use our directors or employees to solicit proxies either personally or by telephone, facsimile, mail, or email. None of these directors or employees will receive any additional or special compensation for soliciting proxies. In addition, we have agreed to pay Georgeson LLC $19,500 plus expenses to assist us in soliciting proxies from banks, brokers, and other nominees. We also will reimburse banks, brokers, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our stock.

Eliminating Duplicative Proxy Materials. We deliver a single proxy statement and annual report with separate proxy cards, or separate Notices of Internet Availability, to multiple registered stockholders who share an address, unless we receive other instructions. If (i) you and another registered stockholder share an address and each receive paper copies of our proxy materials and wish to receive only one paper copy or (ii) you share an address with another registered stockholder, received a single set of our proxy materials, and would like to receive separate copies, you may request a change in delivery preferences by contacting our transfer agent, Computershare, N.A., at P.O. Box 43078, Providence, Rhode Island 02940-3078; toll-free 800-642-9855; or *www.computershare.com/bac*. If you are a beneficial holder and receive multiple copies of our proxy materials and you would like to receive only one copy, contact your bank, broker, or other nominee.

APPENDIX A: RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

Our company reports its financial results in accordance with generally accepted accounting principles (GAAP). However, we believe that certain non-GAAP financial measures provide additional clarity in assessing the results of our company. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our company's reported results prepared in accordance with GAAP.

Below is a reconciliation of GAAP and non-GAAP financial measures found on pages ii, 31, and 38.

	December 31	
	2015 ($ in millions)	2014 ($ in millions)
Total revenue, net of interest expense	82,507	84,247
Fully taxable-equivalent adjustment	909	869
Total revenue, net of interest expense on a fully taxable-equivalent basis	83,416	85,116
Common shareholders' equity	233,932	224,162
Goodwill	(69,761)	(69,777)
Intangible assets (excluding mortgage servicing rights)	(3,768)	(4,612)
Related deferred tax liabilities	1,716	1,960
Tangible common shareholders' equity	162,119	151,733
Noninterest expense	57,192	75,117
Litigation expense	1,204	16,371
Noninterest expense, excluding litigation	55,988	58,746
Legacy Assets Servicing (LAS) noninterest expense	4,451	20,633
LAS litigation expense	819	15,201
LAS noninterest expense, excluding litigation	3,632	5,432

	December 31	
	2015	2014
Ending common shares outstanding	10,380,265	10,516,542
Book value per share of common stock	$ 22.54	$ 21.32
Tangible book value per share of common stock	$ 15.62	$ 14.43



Bank of America Corporation

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